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Exhibit 99.1

Third Quarter Report
 2010

MI Developments Inc.

MI Developments Inc. 455 Magna Drive Aurora, Ontario Canada L4G 7A9

MI DEVELOPMENTS ANNOUNCES 2010 THIRD QUARTER RESULTS AND MANAGEMENT CHANGES

November 11, 2010, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID" or the "Company") today announced its results for the three and nine-month periods ended September 30, 2010.

The results for the three and nine-month periods ended September 30, 2010 are summarized below (all figures are in U.S. dollars):

	MID CONSOLIDATED
	Three months ended September 30,		Nine months ended September 30,
(in thousands, except per share figures)	2010	2009	2010	2009
Revenues
Real Estate Business	$42,767	$57,012	$130,825	$165,992
Racing & Gaming Business(1)	48,414	—	118,084	—
MEC(2)(3)	—	—	—	152,935
Eliminations	—	—	—	(9,636)

	$91,181	$57,012	$248,909	$309,291

Net income (loss) attributable to MID
Real Estate Business	$31,349	$28,027	$64,358	$84,517
Racing & Gaming Business	(23,176)	—	(29,391)	—
MEC — continuing operations	—	—	—	(54,763)
Eliminations	—	—	—	(107)

Income from continuing operations	$8,173	$28,027	$34,967	$29,647
Income from MEC discontinued operations(4)	—	—	—	864

	$8,173	$28,027	$34,967	$30,511

Diluted earnings attributable to MID per share from continuing operations	$0.18	$0.60	$0.75	$0.63
Diluted earnings attributable to MID per share	$0.18	$0.60	$0.75	$0.65
Real Estate Business
Funds from operations ("FFO")(5)	$42,806	$38,347	$96,552	$114,733
Diluted FFO per share(5)	$0.92	$0.82	$2.07	$2.46
(1)
On April 30, 2010, certain assets of Magna Entertainment Corp. ("MEC") were transferred to MID, including Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City Enterprises, Inc.), Portland Meadows, The Maryland Jockey Club ("MJC") which includes Pimlico Race Course and Laurel Park, AmTote and XpressBet® (the "Transferred Assets"), pursuant to the Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors, MID and MI Developments US Financing Inc. pursuant to the Bankruptcy Code (as amended, the "Plan"). Effective July 1, 2010, the Company has joint venture interests with Penn National Gaming, Inc. in MJC's real estate and racing operations and future gaming opportunities at the MJC properties.

(2)
On March 5, 2009 (the "Petition Date"), MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the "Court") and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act (the "CCAA") in Canada. As a result of the MEC Chapter 11 filing at the Petition Date, the Company concluded that, under United States generally accepted accounting principles ("U.S. GAAP"), it ceased to have the ability to exert control over MEC on or about the Petition Date. Accordingly, the Company's investment in MEC was deconsolidated from the Company's results beginning on the Petition Date. The Company's results of operations for the nine-month period ended September 30, 2009 include the results of MEC up to the Petition Date of March 5, 2009. Transactions and balances between the "Real Estate Business" and "MEC" segments have not been eliminated in the presentation of each segment's results of operations. However, the effects of transactions between these two segments are eliminated in the consolidated results of operations of the Company for periods prior to the Petition Date.

(3)
Excludes revenues from MEC's discontinued operations.

(4)
Discontinued operations represent MEC's discontinued operations, net of certain related consolidation adjustments. MEC's discontinued operations for the nine-month period ended September 30, 2009 include the operations of Remington Park, Thistledown, Portland Meadows and Magna Racino™.

(5)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under U.S. GAAP and therefore may not be comparable to similar measures presented by other companies. The Company determines FFO using the definition prescribed in the United States by the National Association of Real Estate Investment Trusts® ("NAREIT"). For a reconciliation of FFO to net income, please refer to the section titled "Real Estate Business — Reconciliation of Funds From Operations to Net Income".

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MID CONSOLIDATED FINANCIAL RESULTS

Three-Month Period Ended September 30, 2010

Revenues were $91.2 million in the third quarter of 2010 compared to $57.0 million in the third quarter of 2009. The increase of $34.2 million in revenues is primarily due to racing and gaming revenues of $48.4 million generated by the Transferred Assets offset by a $13.3 million reduction in interest and other income from MEC.

Rental revenues in the third quarter ended September 30, 2010 decreased $1.0 million to $42.8 million from $43.8 million in the prior year period. The additional rent earned from contractual rent increases and completed projects on-stream were more than offset by the effect of changes in foreign currency exchange rates and the negative impact of vacancies, renewals and re-leasing.

Interest and other income from MEC, consisting of interest and fees earned in relation to loan facilities between the MID Lender and MEC and certain of its subsidiaries, ceased in the second quarter of 2010 as the Debtors' Chapter 11 process concluded following the close of business on April 30, 2010, the effective date of the Plan. As a result, the Company no longer received interest and other income from MEC.

Real Estate Business net income in the third quarter of 2010 was $31.3 million compared to net income of $28.0 million in the prior year period. The increase of $3.3 million is primarily due to an $18.7 million impairment recovery relating to the loans receivable from MEC partially offset by a decrease of $13.3 million in interest and other income from MEC and the increase of $1.5 million relating to the loss on disposal of real estate. During the third quarter of 2010, an additional impairment recovery of $18.7 million relating to the loans receivable from MEC was recorded as a result of additional information and changes in facts and circumstances arising during the third quarter of 2010 relating to the settlement of loans receivable from MEC in exchange for the Transferred Assets.

FFO for the third quarter of 2010 increased by $4.5 million or $0.10 per share as compared to the prior year period due to increased net income for the reasons noted above.

The Racing & Gaming Business includes the results of operations for the entire period in the three-month period ended September 30, 2010 since the Transferred Assets were acquired April 30, 2010. The results of operations for the nine-months ended September 30, 2009 include the results of MEC for the period up to March 5, 2009, the Petition Date. The deconsolidation of MEC as at March 5, 2009 and the acquisition of the racing and gaming assets on April 30, 2010 affects virtually all of the Company's reported revenue, expense, asset and liability balances, thus significantly limiting the comparability from period to period of the Company's financial statements.

During the third quarter of 2010, our racetracks hosted a total of 46 live race days and generated racing, gaming and other revenues of $48.4 million, with no comparable figures as a result of MID's acquisition of the Transferred Assets effective April 30, 2010. Net loss in the third quarter from the Racing & Gaming Business was $23.2 million. Overall, the loss is generally reflective of the seasonal nature of our Racing & Gaming Business, lower average daily revenue at many of our racetracks, a decrease in account wagering revenues due to certain credit card companies choosing to block internet gambling-related transactions at XpressBet® and costs incurred to pursue alternative gaming opportunities.

Nine-Month Period Ended September 30, 2010

Revenues were $248.9 million in the first nine-months of 2010 compared to $309.3 million in the first nine-months of 2009. The $60.4 million decrease in revenues is due to a $28.4 million reduction in interest and other income from MEC and reduced racing, gaming and other revenue of $34.9 million in comparison to the nine-month period ended September 30, 2009.

Rental revenues in the first nine-months of 2010 increased $2.9 million to $129.0 million from $126.2 million in the prior year period mainly due to the positive impact of foreign exchange.

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Interest and other income from MEC, consisting of interest and fees earned in relation to loan facilities between the MID Lender and MEC and certain of its subsidiaries, decreased by $38.0 million, from $39.8 million in the first nine-months of 2009 to $1.8 million in the first nine-months of 2010.

Real Estate Business net income of $64.4 million for the first nine-months of 2010 decreased by $20.2 million compared to net income of $84.5 million in the prior year period. The decrease is primarily due to the reduction in interest and other income from MEC of $38.0 million and increases of $11.3 million in income tax expense partially offset by the $28.7 million impairment recovery relating to the loans receivable from MEC.

FFO for the first nine-months of 2010 decreased by $18.2 million or $0.39 per share as compared to the prior year period primarily due to reduced net income of $20.2 million for the reasons noted above and the increase in the loss on disposal of real estate and depreciation as compared to the prior year period.

The Racing & Gaming Business' results for the nine-month period ended September 30, 2010 include the results of the Transferred Assets from the date of transfer of April 30, 2010. During the period from the date the Transferred Assets were transferred to MID to September 30, 2010, our racetracks hosted a total of 88 live race days and generated racing, gaming and other revenues of $118.1 million, with no comparable figures as a result of MID's acquisition of the Transferred Assets effective April 30, 2010. Net loss in the first nine-months of 2010 from the Racing & Gaming Business was $29.4 million due to the factors described above.

A more detailed discussion of MID's consolidated financial results for the three and nine-month period ended September 30, 2010 is contained in Management's Discussion and Analysis of Results of Operations and Financial Position, and the unaudited interim consolidated financial statements and notes thereto, which are available through the internet on Canadian Securities Administrators' Systems for Electronic Document Analysis and Retrieval (SEDAR) and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

REAL ESTATE BUSINESS — RECONCILIATION OF FUNDS FROM OPERATIONS TO NET INCOME

	Three months ended September 30,		Nine months ended September 30,
(in thousands, except per share information)	2010	2009	2010	2009
Net income	$31,349	$28,027	$64,358	$84,517
Add back depreciation and amortization	10,252	10,583	30,989	30,479
Add back (deduct) loss (gain) on disposal of real estate	1,205	(263)	1,205	(263)

Funds from operations	$42,806	$38,347	$96,552	$114,733

Basic and diluted funds from operations per share	$0.92	$0.82	$2.07	$2.46

Basic and diluted number of shares outstanding	46,708	46,708	46,708	46,708

DIVIDENDS

MID's Board of Directors has declared a dividend of $0.10 per share on MID's Class A Subordinate Voting Shares and Class B Shares for the third quarter ended September 30, 2010. The dividend is payable on or about December 15, 2010 to shareholders of record at the close of business on November 26, 2010.

Unless indicated otherwise, MID has designated the entire amount of all past and future taxable dividends paid since January 1, 2006 to be an "eligible dividend" for purposes of the Income Tax Act (Canada), as amended from time to time. Please contact your tax advisor if you have any questions with regard to the designation of eligible dividends.

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MANAGEMENT CHANGES

Dennis Mills resigned from his position as Chief Executive Officer of MID effective today and will continue in his role as Vice-Chairman and director of MID. The Board of Directors has appointed Frank Stronach as Chief Executive Officer of MID. Mr. Stronach will continue in his role as Chairman of MID.

"I would like to thank Dennis Mills for his extraordinary efforts during his time as Chief Executive Officer of MID," stated Frank Stronach. "I look forward to working with Dennis as he continues to assist MID going forward."

The operations of MID will formally be separated into Real Estate and Racing & Gaming divisions. The Company has appointed Lyle Strachan as Executive Vice-President, Finance of the Racing & Gaming division and Mike Rogers as Vice-President, Operations of the Racing & Gaming division. The Real Estate division will be managed by the management of MID.

ABOUT MID

MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects. Additionally, MID owns Santa Anita Park, Golden Gate Fields, Gulfstream Park (including an interest in The Village at Gulfstream Park™, a joint venture with Forest City Enterprises, Inc.), an interest in joint ventures in The Maryland Jockey Club with Penn National Gaming, Inc., Portland Meadows, AmTote and XpressBet®, and through some of these assets, is a supplier, via simulcasting, of live horseracing content to the inter-track, off-track and account wagering markets. For further information about MID, please visit www.midevelopments.com or call 905-713-6322.

For further information, please contact Rocco Liscio, Executive Vice-President and Chief Financial Officer, at 905-726-7507.

OTHER INFORMATION

For further information about MID, please see our website at www.midevelopments.com. Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators' Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements relating to the MEC Chapter 11 proceeding and the Company's participation therein and statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in the Company's Annual Information Form for 2009, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Company's Annual Report on Form 40-F for the year ended December 31, 2009, which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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Management's Discussion and Analysis of Results of Operations and Financial Position

For the three and nine-month periods ended September 30, 2010

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of MI Developments Inc. ("MID" or the "Company") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of MID for the three and nine-month periods ended September 30, 2010. Unless otherwise noted, all amounts are in United States ("U.S.") dollars and all tabular amounts are in millions of U.S. dollars. This MD&A should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three and nine-month periods ended September 30, 2010 and the audited consolidated financial statements for the year ended December 31, 2009, which are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). For a reconciliation of the Company's results of operations and financial position from U.S. GAAP to Canadian generally accepted accounting principles ("Canadian GAAP"), see note 22 to the unaudited interim consolidated financial statements. This MD&A is prepared as at November 11, 2010. Additional information relating to MID, including the Annual Information Form for fiscal 2009, can be obtained from the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

OVERVIEW

MID is engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. ("Magna") and its automotive operating units. MID also acquires land that it intends to develop for mixed-use and residential projects. Additionally, MID is engaged in racing and gaming operations and owns Santa Anita Park, Golden Gate Fields, Gulfstream Park, Portland Meadows, AmTote International Inc. ("AmTote") and XpressBet, Inc. ("XpressBet®"), and through some of these assets, is a supplier, via simulcasting, of live horseracing content to the inter-track, off-track and account wagering markets. In addition, effective July 1, 2010, the Company owns a 51% interest in a joint venture with real estate and racing operations in Maryland including, Pimlico Race Course, Laurel Park, and a thoroughbred training centre and a 49% interest in a joint venture which was established to pursue gaming opportunities at the Maryland properties. The Company operates and reports in two segments, the "Real Estate Business" and the "Racing & Gaming Business".

Real Estate Business

The Real Estate Business is engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna and its automotive operating units. Members of the Magna group of companies are MID's primary tenants and provide approximately 98% of the annual real estate revenue generated by MID's income-producing properties (see "REAL ESTATE BUSINESS — BUSINESS AND OPERATIONS OF MAGNA, OUR PRINCIPAL TENANT — Our Relationship with Magna"). In addition, MID owns land for industrial development and owns and acquires land that it intends to develop for mixed-use and residential projects. The Company's primary objective is to increase cash flow from its real estate operations, net income and the value of its assets in order to maximize the return on shareholders' equity over the long term.

The Real Estate Business is the successor to Magna's real estate division, which prior to its spin-off from Magna to the shareholders of Magna on August 29, 2003 was organized as an autonomous business unit within Magna.

Racing & Gaming Business

The Racing & Gaming Business owns and operates four thoroughbred racetracks located in the U.S., as well as the simulcast wagering venues at these tracks, which consist of: Santa Anita Park, Golden Gate Fields, Gulfstream Park (which includes a casino with alternative gaming machines) and Portland Meadows. In addition, the Racing & Gaming Business operates: XpressBet®, a U.S. based national account wagering business, AmTote, a provider of totalisator services to the pari-mutuel industry and a thoroughbred training

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centre in Palm Meadows, Florida. The Racing & Gaming Business also includes a 50% joint venture interest in The Village at Gulfstream Park™, an outdoor shopping and entertainment centre located adjacent to Gulfstream Park, a 50% joint venture interest in HRTV, LLC, which owns Horse Racing TV®, a television network focused on horse racing and effective July 1, 2010, a 51% joint venture interest in Maryland RE & R LLC, which is engaged in real estate and racing operations and owns two thoroughbred racetracks, Pimlico Race Course and Laurel Park, as well as a thoroughbred training centre and a 49% joint venture interest in Laurel Gaming LLC, which was established to pursue gaming opportunities at the Maryland properties.

The Racing & Gaming Business is the successor to certain of the racing and gaming operations of Magna Entertainment Corp. ("MEC"), whose operations were transferred to MID on April 30, 2010 pursuant to MEC's Plan of Reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") (see "SIGNIFICANT MATTERS — TRANSFER OF MEC ASSETS TO MID").

Segmented Information

The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. In this MD&A, we use the terms "Real Estate Business" and "Racing & Gaming Business" to analyze the financial results for the three and nine-month periods ended September 30, 2010 and 2009. The results of operations of the Racing & Gaming Business for the three and nine-months ended September 30, 2010 include the results of the Transferred Assets (see "SIGNIFICANT MATTERS — TRANSFER OF MEC ASSETS TO MID") from April 30, 2010, the date the assets were acquired by MID. The results of operations of the Racing & Gaming Business for the nine-month period ended September 30, 2009 also include MEC's results of operations for the period up to March 5, 2009, the date on which MEC and certain of its subsidiaries filed voluntary petitions for reorganization under the Bankruptcy Code.

Prior to the deconsolidation of MEC at March 5, 2009, the Company's operations were segmented in the Company's internal financial reports between wholly-owned operations ("Real Estate Business") and publicly-traded operations ("MEC"). This segregation of operations between wholly-owned and publicly-traded operations recognized the fact that, in the case of the Real Estate Business, the Company's Board of Directors (the "Board") and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resided with MEC's separate Board of Directors and executive management.

SIGNIFICANT MATTERS

ST Acquisition Corp. Intention to Acquire MID Shares

On October 1, 2010, the Company was advised by ST Acquisition Corp. (the "Offeror"), a corporation controlled by members of the Stronach Family, that it intends to make an offer to acquire any or all of the outstanding Class A Subordinate Voting Shares and Class B Shares of MID that it does not already own at a price of $13.00 per share in cash. The Offeror and its affiliated and associated entities currently own an aggregate of 50,000 Class A Subordinate Voting Shares and 383,414 Class B Shares of MID, which together represent approximately 60% of the total voting power of MID's outstanding shares. The offer is not expected to be conditional on any minimum number of shares being tendered. The Board of Directors of MID has established a special committee of independent directors to review and evaluate the proposed offer and, as required by applicable securities laws, to supervise the preparation of a formal valuation of the shares.

Minor Racing, LLC Proposal to Acquire Certain Racing & Gaming Business Assets

On November 9, 2010, the Company received a proposal from Minor Racing, LLC to acquire from the Company for a price in the range of $150.0 million to $170.0 the following assets: Santa Anita Park, Golden Gate Fields, The Maryland Jockey Club, Portland Meadows, AmTote and XpressBet®. Minor Racing, LLC also proposed to acquire Gulfstream Park (including the Company's interest in The Village at Gulfstream Park™, a joint venture with Forest City Enterprises, Inc.) and all of the Company's other Florida racing related assets for an additional $150.0 million, although the proposal is not conditional on the inclusion of these assets. The proposal is subject to due diligence and assumes that the assets would be acquired debt free and the

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acquired entities would be working capital neutral. The Special Committee of the Board of Directors is reviewing and evaluating the proposal from Minor Racing, LLC.

Appointment of New Chief Executive Officer

On November 11, 2010, Dennis Mills resigned from his position as Chief Executive Officer of MID however, he will continue in his role as Vice-Chairman and director of MID. The Board of Directors has appointed Frank Stronach as Chief Executive Officer of MID. Mr. Stronach will continue in his role as Chairman of MID.

Transaction with Penn National Gaming, Inc.

On May 6, 2010, the Company, through an indirect wholly-owned subsidiary, entered into an agreement with a wholly-owned subsidiary of Penn National Gaming, Inc. ("Penn") providing for joint ventures to own and operate The Maryland Jockey Club ("MJC") real estate and racing operations and the right to pursue gaming opportunities at MJC properties. On July 1, 2010, all closing conditions relating to this transaction were completed. Accordingly, the Company has a 51% joint venture interest in Maryland RE & R LLC which owns MJC's real estate and racing operations (the "Real Estate and Racing Venture"). The Real Estate and Racing Venture is managed by MID. The Company has also recorded a 49% joint venture interest in Laurel Gaming LLC, which was established to develop and operate any future gaming opportunities other than racing at the MJC properties (the "Gaming Venture"). The Gaming Venture is managed by Penn. Penn paid MID $26.3 million for Penn's interest in the Real Estate and Racing Venture and the Gaming Venture on closing, which included a working capital adjustment and the reimbursement of certain expenses of approximately $0.3 million. In addition, MID and Penn have agreed to ensure adequate operating capital at MJC, pursuant to an operating plan as mutually determined by MID and Penn and approved by Maryland Racing Commission, until December 31, 2011. The operating plan has yet to be developed. The Company realized a loss of $0.1 million relating to the disposition of its 49% interest in MJC in the third quarter of 2010.

Transfer of MEC Assets to MID

On April 30, 2010, in satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities, certain assets of MEC were transferred to MID, including Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City Enterprises, Inc.), Portland Meadows, The Maryland Jockey Club (which includes Pimlico Race Course and Laurel Park), AmTote and XpressBet® (the "Transferred Assets"), pursuant to the Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors (the "Creditors' Committee"), MID and MI Developments US Financing Inc. pursuant to the Bankruptcy Code (as amended, the "Plan").

The Company accounted for the transfer of the Transferred Assets, in satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities, with an estimated fair value of $344.7 million at April 30, 2010 and the cash payment of $89.0 million to the unsecured creditors of MEC plus $1.5 million as a reimbursement for certain expenses incurred in connection with the action commenced by the Creditors Committee under the acquisition method of accounting. The Company also received in cash the balance of the net proceeds from the sale by MEC of Remington Park of $51.0 million and cash of $40.0 million included in the working capital of the Transferred Assets.

MEC'S Bankruptcy

Chapter 11 Filing and Plan of Reorganization

On March 5, 2009 (the "Petition Date"), MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under the Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the "Court") and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada.

MEC filed for Chapter 11 protection in order to implement a comprehensive financial restructuring and conduct an orderly sales process for its assets. Under Chapter 11, the Debtors operated as "debtors-in-possession" under the jurisdiction of the Court and in accordance with the applicable provisions

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of the Bankruptcy Code and orders of the Court. In general, the Debtors were authorized under Chapter 11 to continue to operate as an ongoing business, but could not engage in transactions outside the ordinary course of business without the prior approval of the Court. The filing of the Chapter 11 petitions constituted an event of default under certain of the Debtors' debt obligations, including those with MID Islandi s.f. and subsequently MID U.S. Financing Inc. (the "MID Lender"), and those debt obligations became automatically and immediately due and payable. However, subject to certain exceptions under the Bankruptcy Code, the Debtors' Chapter 11 filing automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date. The Company did not guarantee any of the Debtors' debt obligations or other commitments. Under the priority scheme established by the Bankruptcy Code, unless creditors agreed to different treatment, allowed pre-petition claims and allowed post-petition expenses would be satisfied in full before stockholders are entitled to receive any distribution or retain any property in a Chapter 11 proceeding.

On July 21, 2009, the MID Lender was named as a defendant in an action commenced by the Creditors' Committee in connection with the Debtors' Chapter 11 proceedings asserting, among other things, fraudulent transfer and recharacterization or equitable subordination of MID claims. On August 21, 2009, the Creditors' Committee filed an amended complaint to add MID and Mr. Frank Stronach, among others, as defendants, and to include additional claims for relief, specifically a breach of fiduciary duty claim against all defendants, a breach of fiduciary duty claim against MID and the MID Lender, and a claim for aiding and abetting a breach of fiduciary duty claim against all defendants. On August 24, 2009, MID and the MID Lender filed a motion to dismiss the claims against them by the Creditors' Committee. The Court denied the motion on September 22, 2009. On October 16, 2009, MID and the MID Lender filed their answer to the complaint, denying the allegations asserted against them.

On January 11, 2010, the Company announced that MID, the MID Lender, MEC and the Creditors' Committee had agreed in principle to the terms of a global settlement and release in connection with the action. Under the terms of the settlement, as amended, in exchange for the dismissal of the action with prejudice and releases of MID, the MID Lender, their affiliates, and all current and former officers and directors of MID and MEC and their respective affiliates, the unsecured creditors of MEC received on April 30, 2010 cash of $89.0 million plus $1.5 million as a reimbursement for certain expenses incurred in connection with the action. Under the terms of the settlement, MID received the Transferred Assets. The settlement and release was implemented through the Plan.

On February 18, 2010, MID announced that MEC had filed the Plan and related Disclosure Statement (the "Disclosure Statement") in connection with the MEC Chapter 11 proceedings which provided for, among other things, the transfer of the Transferred Assets to MID. On March 23, 2010, the Plan was amended to include MJC in the Transferred Assets. On April 26, 2010, MID announced that the Plan was confirmed by order of the Court. On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010.

In satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities (each discussed further under "LOANS RECEIVABLE FROM MEC"), in addition to the Transferred Assets that were transferred to MID on the effective date of the Plan, MID received $19.9 million of the net proceeds from the sale of Thistledown by the Debtors on July 29, 2010 and the unsecured creditors of MEC received the net proceeds in excess of such amount. In addition, the Plan provided that upon the completion of the sale of Lone Star LP by the Debtors pursuant to an agreement previously filed in the Court, the unsecured creditors of MEC will receive the first $20.0 million of the net proceeds from such sale and MID will receive any net proceeds in excess of such amount, which is estimated to be approximately $27.0 million. The aggregate proceeds from the sale of Lone Star LP are included in "receivable from reorganized MEC" on the accompanying unaudited interim consolidated balance sheets at September 30, 2010. The risks and uncertainties relating to the sale of Lone Star LP pursuant to the Plan include, among others:

•
that the closing does not occur or is delayed;

•
if closing does not occur, it is uncertain as to how long the process for the marketing and sale of such asset will take; and

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•
if closing does not occur, there is uncertainty as to whether or at what price such asset will be sold or whether any bids by any third party for such asset will materialize or be successful.

MID also has the right to receive any proceeds from the litigation by MEC against PA Meadows, LLC for future payments under the holdback agreement relating to MEC's prior sale of the Meadows racetrack ("The Meadows Holdback Note") and by MEC against Cushion Track Footing USA, LLC for failure to install a racing surface at Santa Anita Park suitable for the purpose for which it was intended. Both litigation proceedings are pending in the Courts.

Under the Plan, rights of MID and MEC against MEC's directors' and officers' insurers are preserved with regard to the settlement in order to seek appropriate compensation for the releases of all current and former officers and directors of MID and MEC and their respective affiliates. During the third quarter, on July 19, 2010 and September 2, 2010, MID received $13.0 million and $5.9 million, respectively, of compensation from MEC's directors' and officers' insurers. Subsequent to the quarter ended September 30, 2010, the Company received an additional $2.5 million of insurance proceeds from MEC's directors' and officers' insurers. Pursuant to the Plan, on April 30, 2010, MID also received $51.0 million of the amounts previously segregated by the Debtors from the sale of Remington Park.

As at September 30, 2010, the Company's equity investment in MEC consisted of 2,923,302 shares of its Class B Stock and 218,116 shares of its Class A Subordinate Voting Stock ("MEC Class A Stock"), representing approximately 96% of the total voting power of its outstanding stock and approximately 54% of the total equity interest in MEC. MEC Class A Stock was delisted from the Toronto Stock Exchange effective at the close of market on April 1, 2009 and from the Nasdaq Stock Market effective at the opening of business on April 6, 2009. As a result of the MEC Chapter 11 filing, the carrying value of MID's equity investment in MEC was reduced to zero at the Petition Date. Under the Plan, on the date the shares of Lone Star LP or substantially all the assets of Lone Star LP are sold by the Debtors, all MEC stock will be cancelled and the holders of MEC shares will not be entitled to receive or retain any property or interest in property under the Plan, and the stock of the reorganized MEC will be issued and distributed to the administrator retained by the Debtors to administer the Plan.

For a more detailed discussion of the Plan and the Disclosure Statement, please refer to the "Second Amended Third Modified Joint Plan of the Affiliated Debtors, The Official Committee of Unsecured Creditors, MI Developments Inc. and MI Developments US Financing Inc., pursuant to Chapter 11 of the United States Bankruptcy Code" dated April 28, 2010 and the "Disclosure Statement for the Second Amended Third Modified Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors, MI Developments Inc. and MI Developments US Financing Inc., pursuant to Chapter 11 of the United States Bankruptcy Code". The complete Plan and Disclosure Statement are available on SEDAR at www.sedar.com.

MEC Asset Sales

The Debtors' Chapter 11 filing contemplated the Debtors selling all or substantially all their assets through an auction process and using the proceeds to satisfy claims against the Debtors, including indebtedness owed to the MID Lender. Since the Petition Date, the Debtors have entered into and completed various asset sales, including assets sold pursuant to orders obtained by the Debtors from the Court in the Chapter 11 cases. The auction process was suspended as a result of the Plan, which addressed the disposition of the Debtors' remaining assets. Details of such asset sales are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2009 and note 2(b) to the unaudited interim consolidated financial statements for the three and nine-month periods ended September 30, 2010.

Deconsolidation of MEC

As a result of the MEC Chapter 11 filing at the Petition Date, the Company concluded that, under U.S. GAAP, it ceased to have the ability to exert control over MEC on or about the Petition Date. Accordingly, the Company's investment in MEC was deconsolidated from the Company's results beginning on the Petition Date.

Prior to the Petition Date, MEC's results were consolidated with the Company's results, with outside ownership accounted for as a non-controlling interest. As of the Petition Date, the Company's consolidated balance sheet included MEC's net assets of $84.3 million. As of the Petition Date, the Company's total equity

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also included accumulated other comprehensive income of $19.8 million and a non-controlling interest of $18.3 million related to MEC.

Upon deconsolidation of MEC, the Company recorded a $46.7 million reduction to the carrying value of its investment in, and amounts due from, MEC, which is included in the Company's consolidated statement of income for the nine-month period ended September 30, 2009.

U.S. GAAP requires the carrying values of any investment in, and amounts due from, a deconsolidated subsidiary to be adjusted to their fair value at the date of deconsolidation. In light of the significant uncertainty, at the Petition Date, as to whether MEC shareholders, including MID, would receive any recovery at the conclusion of MEC's Chapter 11 process, the carrying value of MID's equity investment in MEC was reduced to zero. Although, subject to the uncertainties of MEC's Chapter 11 process, MID management believed at the Petition Date that the MID Lender's claims were adequately secured and therefore had no reason to believe that the amount of the MEC loan facilities with the MID Lender was impaired upon the deconsolidation of MEC, a reduction in the carrying values of the MEC loan facilities (see "LOANS RECEIVABLE FROM MEC") was required under U.S. GAAP, reflecting the fact that certain of the MEC loan facilities bore interest at a fixed rate of 10.5% per annum, which was not considered to be reflective of the market rate of interest that would have been used had such facilities been established on the Petition Date. The fair value of the loans receivable from MEC was determined at the Petition Date based on the estimated future cash flows of the loans receivable from MEC being discounted to the Petition Date using a discount rate equal to the London Interbank Offered Rate ("LIBOR") plus 12.0%. The discount rate was equal to the interest rate charged to MEC on the secured non-revolving debtor-in-possession financing facility (the "DIP Loan") that was implemented as of the Petition Date, and therefore was considered to approximate a reasonable market interest rate for the MEC loan facilities for this purpose. Accordingly, upon deconsolidation of MEC, the Company reduced its carrying values of the MEC loan facilities by $0.5 million (net of derecognizing $1.9 million of unamortized deferred arrangement fees at the Petition Date). As a result, the adjusted aggregate carrying values of the MEC loan facilities at the Petition Date was $2.4 million less than the aggregate face value of the MEC loan facilities. The adjusted carrying values were accreted up to the face value of the MEC loan facilities over the estimated period of time before the loans were expected to be repaid, with such accretion being recognized in "interest and other income from MEC" on the Company's consolidated statements of income.

REAL ESTATE BUSINESS

Our real estate assets are comprised of income-producing properties, properties under development and properties held for development (see "SUMMARY RESULTS FOR THE NINE-MONTHS ENDED SEPTEMBER 30, 2010 — REAL ESTATE BUSINESS — Real Estate Properties").

Our income-producing properties consist of heavy industrial manufacturing facilities, light industrial properties, corporate offices, product development and engineering centres and test facilities. The Real Estate Business holds a global portfolio of 106 income-producing industrial and commercial properties located in nine countries: Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland. This portfolio of income-producing properties represents 27.5 million square feet of leaseable area with a net book value of approximately $1.2 billion at September 30, 2010. The lease payments are primarily denominated in three currencies: the euro, the Canadian dollar and the U.S. dollar.

Subject to the significant decline in the level of business received from Magna over the past five years as discussed under "BUSINESS AND OPERATION OF MAGNA, OUR PRINCIPAL TENANT — Our Relationship with Magna" below, as well as the recent intensified downturn in the global real estate markets, we intend to continue to use our local market expertise, cost controls and long-established relationships with the Magna group to expand our existing real estate portfolio of industrial and commercial properties both with the Magna group and, potentially, with other parties. In addition, we intend to use our development expertise and financial flexibility to diversify our business by engaging in the development of mixed-use and residential projects on lands we own and may acquire, including lands that are part of the Transferred Assets which are now part of our Racing & Gaming Business.

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The Real Estate Business also owns approximately 1,400 acres of land held for future development (see "SUMMARY RESULTS FOR THE NINE-MONTHS ENDED SEPTEMBER 30, 2010 — REAL ESTATE BUSINESS — Real Estate Properties — Properties Held for Development").

Business and Operation of Magna, Our Principal Tenant

Magna and certain of its subsidiaries are the tenants of all but 15 of the Real Estate Business' income-producing properties. Magna is the most diversified global automotive supplier. Magna designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems, hybrid electric vehicles/systems and complete vehicle engineering and assembly.

The terms of the Real Estate Business' lease arrangements with Magna generally provide for the following:

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leases on a "triple-net" basis, under which tenants are contractually obligated to pay directly or reimburse the Real Estate Business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

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rent escalations based on either fixed-rate steps or inflation;

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renewal options tied to market rental rates or inflation;

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environmental indemnities from the tenant; and

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tenant's right of first refusal on sale of property.

Our Relationship with Magna

For the three and nine-month periods ended September 30, 2010, the Magna group contributed approximately 98% of the rental revenues of our Real Estate Business and Magna continues to be our principal tenant. Our income-producing property portfolio has grown from 75 properties totalling approximately 12.4 million square feet at the end of 1998 to 106 properties totalling approximately 27.5 million square feet of leaseable area at September 30, 2010. Between the end of 1998 and the end of 2009, the total leaseable area of our income-producing property portfolio has increased by approximately 15.0 million square feet (net of dispositions), representing an 11-year compound annual growth rate of approximately 7.4%.

The level of business MID has received from Magna has declined over the past five years. This decline is primarily due to: pressures in the automotive industry (primarily in North America, although spreading globally) and Magna's plant rationalization strategy, which have resulted in the closing of a number of manufacturing facilities in high cost countries; and uncertainty over MID's ownership structure and strategic direction due largely to the disputes between the Company and certain of its shareholders. Although MID continues to explore alternatives to re-establish a strong and active relationship with Magna, these factors may translate into a more permanent reduction in the quantum of business that MID receives from Magna. Our income-producing property portfolio decreased from 109 properties at the end of 2006 to 106 properties at September 30, 2010 and total leaseable area of approximately 27.5 million square feet has remained consistent since the end of 2006. Between the end of 2004 and the end of 2009, the total leaseable area of our income-producing property portfolio grew at a compound annual growth rate of approximately 1.4%.

On May 6, 2010, Magna announced that it had entered into a transaction agreement with the Stronach Trust, our controlling shareholder, under which holders of Magna's Class A Subordinate Voting Shares would be given the opportunity to decide whether to eliminate the dual class share capital structure through which the Stronach Trust controlled Magna. On July 23, 2010, Magna's shareholders approved the proposed plan and on August 17, 2010, the Ontario Superior Court also approved the proposed plan. Effective August 31, 2010, Magna's dual class share capital structure was eliminated resulting in the Stronach Trust no longer having a controlling interest in Magna. As a result, MID and Magna have ceased to be under common control and our foreign earnings will be subject to a significantly higher rate of tax which will adversely affect our after-tax

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results of operations and Funds From Operations ("FFO") (see "SUMMARY RESULTS FOR THE THREE-MONTHS ENDED SEPTEMBER 30, 2010 — REAL ESTATE BUSINESS — Funds From Operations"). In addition, there is uncertainty whether the cessation of control of Magna by the Stronach Trust would have any impact on our relationship with Magna.

Automotive Industry Trends and Magna Plant Rationalization Strategy

Magna's success is primarily dependent upon the levels of North American and European car and light truck production by Magna's customers and the relative amount of content Magna has on the various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to general economic and political conditions, interest rates, credit availability, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, and environmental emissions and safety issues. These factors and a number of other economic, industry and risk factors which also affect Magna's success, including such things as relative currency values, commodities prices, price reduction pressures from Magna's customers, the financial condition of Magna's supply base and competition from manufacturers with operations in low cost countries, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2009, and remain substantially unchanged in respect of the third quarter ended September 30, 2010.

These trends and the competitive and difficult environment existing in the automotive industry have resulted in Magna seeking to take advantage of lower operating cost countries and consolidating, moving, closing and/or selling operating facilities to align its capacity utilization and manufacturing footprint with vehicle production and consumer demand. Given these trends, there is a risk that Magna may take additional steps to offset the production declines and capacity reductions, which might include closing additional facilities which are leased from MID and growing its manufacturing presence in new markets where MID to date has not had a significant presence.

During the first quarter of 2010, the lease agreement relating to a property in Canada representing 132 thousand square feet of leaseable area, which was included in Magna's plant rationalization, expired and was not re-leased by Magna. During the second quarter of 2010, a property in the United States leased to Magna, which was also included in Magna's plant rationalization, representing 249 thousand square feet of leaseable area, was leased to a non-Magna party. As a result, a lease termination fee of $1.9 million was recorded in the second quarter of 2010 and will be collected based on a repayment schedule over the remaining term of the original lease which was scheduled to expire in September 2013. Magna's plant rationalization strategy currently includes 11 facilities under lease from the Company in North America (two in Canada and nine in the United States) with an aggregate net book value of $30.3 million at September 30, 2010. These 11 facilities represent 1.4 million square feet of leaseable area with annualized lease payments of approximately $5.3 million, or 3.0% of MID's annualized lease payments at September 30, 2010. The weighted average lease term to expiry (based on leaseable area) of these properties at September 30, 2010, disregarding renewal options, is approximately 5.5 years. MID management expects that given Magna's publicly disclosed strategy of continuously seeking to optimize its global manufacturing footprint, Magna may further rationalize facilities. Magna continues to be bound by the terms of the lease agreements for these leased properties regardless of its plant rationalization strategy. However, in light of the importance of the relationship with Magna to the success of the Real Estate Business, MID management continues to evaluate alternatives that provide Magna with the flexibility it requires to operate its automotive business, including potentially releasing Magna from its obligation to continue to pay rent under these leases, and any additional leases that may become subject to the Magna plant rationalization strategy in the future, under certain circumstances.

RACING & GAMING BUSINESS

The Racing & Gaming Business owns and operates four thoroughbred racetracks located in the U.S., as well as the simulcast wagering venues at these tracks, which consist of: Santa Anita Park, Golden Gate Fields, Gulfstream Park (which includes a casino with alternative gaming machines) and Portland Meadows. In addition, the Racing & Gaming Business operates: XpressBet®, a U.S. based national account wagering

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business, AmTote, a provider of totalisator services to the pari-mutuel industry and a thoroughbred training centre in Palm Meadows, Florida. The Racing & Gaming Business also includes a 50% joint venture interest in The Village at Gulfstream Park™, an outdoor shopping and entertainment centre located adjacent to Gulfstream Park, a 50% joint venture interest in HRTV, LLC, which owns Horse Racing TV®, a television network focused on horse racing and effective July 1, 2010, a 51% joint venture interest in Maryland RE & R LLC, which owns MJC's real estate and racing operations including Pimlico Race Course, Laurel Park and a thoroughbred training centre and a 49% interest in Laurel Gaming LLC, a joint venture established to pursue gaming opportunities at the Maryland properties.

Our primary source of racing revenues is commissions earned from pari-mutuel wagering. Pari-mutuel wagering on horse racing is a form of wagering in which wagers on horse races are aggregated in a commingled pool of wagers (the "mutuel pool") and the payoff to winning customers is determined by both the total dollar amount of wagers in the mutuel pool and the allocation of those dollars among the various kinds of bets. Unlike casino gambling, the customers bet against each other, and not against us, and therefore we bear no risk of loss with respect to any wagering conducted. We retain a pre-determined percentage of the total amount wagered (the "take-out") on each event, regardless of the outcome of the wagering event, and the remaining balance of the mutuel pool is distributed to the winning customers. Of the percentage we retain, a portion is paid to the horse owners in the form of purses or winnings, which encourage the horse owners and their trainers to enter their horses in our races. Our share of pari-mutuel wagering revenues is based on pre-determined percentages of various categories of the pooled wagers at our racetracks. The maximum pre-determined percentages are approved by state regulators. Pari-mutuel wagering on horse racing occurs on the live races being conducted at racetracks, as well as on televised racing signals, or simulcasts, received or imported by the simulcast wagering facilities located at such racetracks or off-track betting ("OTB") facilities, and through various forms of account wagering. Our racetracks have simulcast wagering facilities to complement our live horse racing, enabling our customers to wager on horse races being held at other racetracks.

We derive our pari-mutuel wagering revenues from the following primary sources:

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Wagers placed at our racetracks or our OTB facilities on live racing conducted at our racetracks;

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Wagers placed at our racetracks' simulcast wagering venues or our OTB facilities on races imported from other racetracks;

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Wagers placed at other locations (i.e. other racetracks, OTB facilities or casinos) on live racing signals exported by our racetracks; and

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Wagers placed by telephone or over the Internet by customers enrolled in XpressBet®, our account wagering platform.

Wagers placed at our racetracks or our OTB facilities on live racing conducted at one of our racetracks produce more net revenue for us than wagers placed on imported racing signals, because we must pay the racetrack sending us its signal a fee generally equal to 3% to 4% of the amount wagered on its race. Wagers placed on imported signals, in turn, produce more revenue for us than wagers placed on our signals exported to off-track venues (i.e. other racetracks, OTB facilities or casinos), where we are paid a commission generally equal to only 3% to 5% of the amount wagered at the off-track venue on the signal we export to those venues. Revenues from our telephone and Internet account wagering operations vary depending upon the source of the signal upon which the wager is placed.

We also generate gaming revenues from our Gulfstream Park gaming operations. Gaming revenues represent the net win earned on slot wagers. Net win is the difference between wagers placed and winning payouts to patrons.

We also generate non-wagering revenues which include totalisator equipment sales and service revenues from AmTote earned in the provision of totalisator services to racetracks, food and beverage sales, program sales, admissions, parking, sponsorship, rental fees and other revenues.

Live race days are a significant factor in the operating and financial performance of our racing business. Another significant factor is the level of wagering per customer on our racing content on-track, at inter-track simulcast locations and at OTB facilities. There are also many other factors that have a significant impact on

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our racetrack revenues. Such factors include, but are not limited to: attendance at our racetracks, inter-track simulcast locations and OTB facilities; activity through our XpressBet® system; the number of races conducted at our racetracks and at racetracks whose signals we import and the average field size per race; our ability to attract the industry's top horses and trainers; inclement weather; and changes in the economy.

We recognize racing revenue prior to our payment of purses, stakes, awards and pari-mutuel taxes. The racing costs relating to these revenues are shown as "purses, awards and other" in our unaudited interim consolidated financial statements. We recognize gaming revenue prior to our payment of taxes and purses. The gaming costs relating to these revenues are also shown as "purses, awards and other" in our unaudited interim consolidated financial statements.

Our operating costs principally include salaries and benefits, the cost of providing totalisator services and manufacturing totalisator equipment, utilities, racetrack repairs and maintenance expenses, sales and marketing expenses, rent, printing costs, property taxes, license fees and insurance premiums.

Racing Industry Trends

The overall trend in the horse racing industry is declining handle and revenues. The total U.S. wagering handle is down 5.6% in the third quarter of 2010 and 7.2% for the nine-month period ended September 30, 2010 in comparison to the respective comparative prior year periods. This follows a decrease in total industry handle from 2007 to 2009 of 16.4% (Source: Equibase Company LLC, The Jockey Club). In addition, due to the overall reduction in the supply of horses, many racetracks in the U.S. have had to reduce the number of race days or have experienced smaller field sizes.

There has been a general decline in the number of people attending and wagering at live horse races at North American racetracks due to a number of factors, including increased competition from other forms of gaming, unwillingness of customers to travel a significant distance to racetracks and the increasing availability of off-track and account wagering. The declining attendance at live horse racing events has prompted racetracks to rely increasingly on revenues from inter-track, off-track and account wagering markets. The industry-wide focus on inter-track, off-track and account wagering markets has increased competition among racetracks for outlets to simulcast their live races.

Government Regulation Impacting the Racing & Gaming Business

Horse racing is a highly regulated industry (see "RISKS AND UNCERTAINTIES — RACING & GAMING BUSINESS"). In the U.S., individual states control the operations of racetracks located within their respective jurisdictions with the intent of, among other things, protecting the public from unfair and illegal gambling practices, generating tax revenue, licensing racetracks and operators and preventing organized crime from being involved in the industry. Although the specific form may vary, states that regulate horse racing generally do so through a horse racing commission or other regulatory authority. Regulatory authorities perform background checks on all racetrack owners prior to granting them the necessary operating licenses. Horse owners, trainers, jockeys, drivers, stewards, judges and backstretch personnel are also subject to licensing by regulatory authorities. State regulation of horse races extends to virtually every aspect of racing and usually extends to details such as the presence and placement of specific race officials, including timers, placing judges, starters and patrol judges.

In the U.S., interstate pari-mutuel wagering on horse racing is also subject to the federal Interstate Horseracing Act of 1978 and the federal Interstate Wire Act of 1961. As a result of these two statutes, racetracks are able to commingle wagers from different racetracks and wagering facilities and broadcast horse racing events to other licensed establishments.

With respect to our racetracks, licenses to conduct live horse racing and to participate in simulcast wagering are required, and there is no assurance that these licenses will be granted, renewed or maintained in good standing, as applicable.

California

In California, the California Horse Racing Board ("CHRB") is responsible for regulating the form of wagering, the length and conduct of meets and the allocation and distribution of pari-mutuel wagers within the limits set

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by the California legislature. We file license applications with the CHRB to license three of our subsidiaries. Applications are filed for Los Angeles Turf Club, Incorporated to conduct a race meet at Santa Anita Park, Pacific Racing Association to conduct two racing meets at Golden Gate Fields and XpressBet®, as an out-of-state account wagering hub, to place wagers on behalf of California residents. At present, the CHRB has not licensed other thoroughbred racetracks in Southern California to conduct racing during these meets. However, night quarter horse racing is conducted at Los Alamitos Race Course in Southern California during portions of these meets. As with the Southern California market, the CHRB has not licensed other thoroughbred racetracks in Northern California to conduct racing during these meets. Currently, there are three other licensees in California that are licensed to conduct account wagering in that state. After we acquired the three California licensed subsidiaries as part of the Transferred Assets pursuant to the Plan, the CHRB requested license amendments for each of these three California licensed subsidiaries. As part of this amended license application process, on July 22, 2010, the CHRB agreed to extend the existing licenses of the Los Angeles Turf Club, Incorporated, Pacific Racing Association and XpressBet® advance deposit wagering until December 26, 2010 and also agreed to extend the existing waiver of Business and Professions Codes sections 19483 and 19484 prohibiting common ownership of racing licenses, in order for us to prepare and submit to the CHRB a comprehensive plan setting forth our intended business practices and procedures for operation of Santa Anita Park and Golden Gate Fields as thoroughbred horse racing venues, as well as the operation of XpressBet® as an account deposit wagering platform accepting wagers from California residents. This comprehensive plan was submitted to the CHRB and was the subject of CHRB discussion at its September 16, 2010 meeting but was instead carried over to the CHRB's November 9, 2010 meeting. On November 9, 2010, the CHRB granted waivers to the Company under Sections 19483 and 19484 of the California Business & Professional Code with respect to MID's ownership of Santa Anita Park, Golden Gate Fields and XpressBet®.

Our financial condition and operating results could be materially adversely affected by legislative changes or action by the CHRB that would increase the number of competitive racing days, reduce the number of racing days available to us, authorize other forms of wagering, grant additional licenses authorizing competitors to conduct account wagering, discontinue the waiver of provisions prohibiting common ownership of racing licenses, or remove or limit our authority to conduct racing, simulcast operation or account wagering in California as it is currently being conducted.

Maryland

In Maryland, the Maryland Racing Commission approves annual licenses for racetracks to conduct thoroughbred and standardbred horse races with pari-mutuel wagering. However, Maryland's racing law effectively provides that except for Pimlico and Laurel Park, the Maryland Racing Commission may not issue thoroughbred racetrack licenses or thoroughbred race dates to any racetracks that have a circumference of at least one mile and are located within the Baltimore and Washington, D.C. markets. Other than a track located in Timonium, Maryland (a northern suburb of Baltimore), which has a racetrack circumference of less than one mile and which typically conducts an eight-day race meeting in connection with the Maryland State Fair, the Maryland Racing Commission has not approved a thoroughbred track license or thoroughbred race dates for any racetrack in either the Baltimore or Washington, D.C. markets. The Maryland Racing Commission approved the transfer of the Maryland racing entities to us as part of the Transferred Assets pursuant to the Plan. As a result of MEC's Chapter 11 bankruptcy filing on March 5, 2009, however, audited financial statements were not provided to the Maryland Racing Commission for Laurel Racing Assoc., Inc. ("LRA") and Pimlico Racing Association, Inc., our racing licensees in Maryland, for fiscal years 2008 and 2009 in accordance with legislative requirements. We are currently working with the Maryland Racing Commission to resolve this issue.

On May 6, 2010, we and Penn announced the intention to establish joint ventures in respect of the Company's Maryland racing and gaming assets (see "SIGNIFICANT MATTERS — TRANSACTION WITH PENN NATIONAL GAMING, INC."). On June 28, 2010, the Maryland Racing Commission approved the continued licensure of Laurel Racing Assoc., Inc. and The Maryland Jockey Club of Baltimore City, Inc. to own and operate Laurel Park and Pimlico Race Course subject to MID and Penn National Gaming, Inc., through a subsidiary, submitting a business/operating plan respecting the joint venture Maryland racing operations on or before September 30, 2010. As a result of this approval, the joint venture transaction closed on July 1, 2010.

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In November 2008, the voters of Maryland approved an amendment to the constitution that legalized the potential for slot facilities in five Maryland counties. One of these counties is Anne Arundel County in which Laurel Park is situated. The Maryland Video Facilities Lottery Location Commission ("VLT Location Commission") was formed to accept bids for video lottery slot machine licenses. On February 2, 2009, LRA filed an application for a video lottery facility terminal license without the initial license fee deposit. This application was rejected by the VLT Location Commission. LRA formally filed an appeal before the Maryland State Board of Contract Appeals to preserve its rights. On December 9, 2009, the Commission conditionally awarded the future video lottery terminal license in Anne Arundel County to PPE Casino Resorts Maryland, LLC ("PPE") contingent on zoning approval. On December 21, the Anne Arundel County Council passed Bill 82-09, which authorizes conditional use zoning for a video lottery facility within Anne Arundel County at all W1 Industrial Park zoning districts and regional commercial complexes, which include both Arundel Mills Mall and Laurel Park. A petition was circulated to repeal Bill 82-09. On February 23, 2010, PPE filed a complaint (subsequently amended) against Anne Arundel County Board of Supervisors of Election for declaratory and injunctive relief testing the validity of the petition. The complaint was based on allegations of fraud during the signature collection process and that Bill 82-09 was not the proper subject of a referendum. On June 25, 2010, the Circuit Court for Anne Arundel County ruled against PPE on all claims except the question of referability. The Circuit Court decided that Bill 82-09 was part of an integral and interrelated State appropriation and, thus, nonreferable. An appeal was filed and on July 20, 2010, the Maryland Court of Appeals ordered that the judgment of the Circuit Court for Anne Arundel County be reversed and the case was remanded to that court with instructions to enter an order directing that the referendum be placed on the ballot at the November 2, 2010 general election. The result of the ballot on November 2, 2010 was unfavourable in that the previously approved zoning for the Anne Arundel VLT facility was granted to Arundel Mills Mall but not to Laurel Park. As a result, MJC will assess its options going forward and will consult with the Maryland Racing Commission as a result of the failure to receive zoning for a VLT facility at Laurel Park.

Florida

In Florida, the Division of Pari-Mutuel Wagering considers applications for annual licenses for thoroughbred, standardbred and quarter horse meetings with pari-mutuel wagering and the operation of slot machine gaming and poker rooms. On August 23, 2010, the Division of Pari-Mutuel Wagering issued an order approving the issuance of Gulfstream Park Racing Association, Inc.'s ("GPRA") shares to MI Developments Investments Inc., our wholly-owned subsidiary, after a suitability review by the Division of Pari-Mutuel Wagering consistent with section 550.1815, Florida Statutes, of any holder of a more than 10% ownership in an entity which possesses a pari-mutuel permit or slot machine license.

On July 1, 2010, Florida Senate Bill 788 was enacted into law. This law reduced the tax on gross gaming revenue on slot machines at pari-mutuel facilities in Florida from 50% to 35%. In addition, the change in the law allows a quarter horse permittee located in Miami-Dade County to be eligible for a full slot machine license (2,000 machines) and the operation of a poker room (no limitation on table number). GPRA currently holds a quarter horse permit for Miami-Dade County.

Oregon

In Oregon, the Oregon Racing Commission approves annual licenses for horse and greyhound racetracks, and multi-jurisdictional account wagering hubs. The Oregon Racing Commission has not licensed any operators of horse racetracks in the Portland area, other than Portland Meadows. Portland Meadows received its racing license for the 2010-2011 meet on July 7, 2010.

XpressBet®

In addition to conducting live horse racing with pari-mutuel wagering at our various tracks in the U.S., we conduct telephone and internet account wagering through our subsidiary, XpressBet® and other affiliated entities. XpressBet® currently holds a license to serve as a multi-jurisdictional account wagering hub by the Oregon Racing Commission which expires September 30, 2011. The Oregon license enables XpressBet® to open accounts and accept wagering instructions on behalf of U.S. citizens in respect of horse and dog races and to open accounts and accept wagering instructions on behalf of non-U.S. citizens in respect of horse races. XpressBet® also holds account wagering licenses issued by the California Horse Racing Board, the

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Idaho Racing Commission, the Illinois Racing Board, the Montana Board of Horse Racing, the Virginia Racing Commission and the Washington Horse Racing Commission. XpressBet® also has received regulatory approvals from the Maryland Racing Commission and the Massachusetts Racing Commission to open accounts and place wagers on behalf of residents from those states. The two entities that conduct horseracing and pari-mutuel wagering at Portland Meadows racetrack are entitled to serve as a Pennsylvania-based account wagering hub by virtue of their annual licenses to conduct standardbred racing and pari-mutuel wagering. XpressBet® has an agreement with the entities that conduct horseracing and pari-mutuel wagering at Portland Meadows to provide account wagering services to those entities' account holders and to conduct their respective account wagering operations under the brand XpressBet®. In accordance with its multi-jurisdictional hub license from Oregon and, to the extent applicable, state-based requirements imposed by states where it is licensed or otherwise approved, XpressBet® opens wagering accounts on behalf of residents from various states and countries and processes wagering instructions from those account holders in respect of races conducted throughout the U.S. and in other countries.

Laws governing account wagering in the U.S. vary from state to state. Currently, approximately 21 states have expressly authorized some form of account wagering by their residents. A smaller number of states have expressly prohibited pari-mutuel wagering and/or account wagering. The remaining states have authorized pari-mutuel wagering but have neither expressly authorized nor expressly prohibited their residents from placing wagers through account wagering hubs located in different states. We believe that the amendment to the Federal Interstate Horseracing Act of 1978, described above, clarified that an account wagering operation may open accounts on behalf of and accept wagering instructions from residents of states where pari-mutuel wagering is legal and where providing wagering instructions to account wagering operators located in other states is not expressly prohibited by statute, regulation or other government restrictions. Although our account wagering operations are conducted in accordance with what we believe is a valid interpretation of applicable state and federal law, certain state attorneys general, district attorneys and other law enforcement officials have expressed concern over the legality of interstate account wagering. The amendment to the Federal Interstate Horseracing Act of 1978 may not be interpreted similarly by all interested parties, and there may be challenges to our account wagering activities or those of other account wagering operations by both state and federal law enforcement authorities, which could have a material adverse effect on our account wagering business which, in turn, could have a material adverse effect on our business, financial conditions, operating results and performance.

The Unlawful Internet Gambling Enforcement Act became effective September 30, 2006, which prohibits the use of credit cards, checks, electronic funds transfers and certain other funding methods for most forms of internet gambling. The law contains an exemption for pari-mutuel wagers placed pursuant to the Federal Interstate Horseracing Act of 1978. It is unclear, however, whether and to what extent we will be able to utilize this exemption in respect to all of our account wagering operations as they are currently being conducted. The U.S. Treasury Department, in consultation with the U.S. Federal Reserve Board and the U.S. Department of Justice, issued regulations which could potentially benefit all or a portion of our account wagering operations though it is currently uncertain whether and to what extent a material number of financial institutions will nonetheless block transactions pertaining to lawful pari-mutuel wagering on horseracing. If a material number of financial institutions, such as banks, credit card companies and credit card processors, choose to block all internet gambling-related transactions, it could have a material impact on our account wagering business which, in turn, could have a material adverse effect on our business, financial conditions, operating results and prospects.

In addition to placing account wagers on behalf of U.S. residents, we also place wagers on behalf of account holders who reside in countries other than the U.S. In the case of foreign-based account wagers, they are placed either directly or indirectly through our Oregon-licensed XpressBet® subsidiary. Regardless of which entity processes a wager, we comply with the regulatory requirements imposed by each of the jurisdictions that have licensed us to accept wagers from non-U.S. residents. The laws regarding account wagering by residents of countries other than the U.S. vary from country to country, and we seek to understand and comply with those laws to the greatest extent possible. As with any issue that turns on the interpretation of legal requirements, it is possible that law enforcement authorities from these foreign jurisdictions may disagree with our interpretation of their laws in respect of account wagering and seek to challenge our ability to place account wagers on behalf of their residents. In certain cases, such challenges could have a material adverse

MI Developments Inc.      2010    17

effect on our business, financial conditions, operating results and prospects, including the licenses we hold to conduct horse racing and pari-mutuel wagering (including account wagering) in the U.S.

FOREIGN CURRENCIES

Fluctuations in the U.S. dollar's value relative to other currencies will result in fluctuations in the reported U.S. dollar value of revenues, expenses, income, cash flows, assets and liabilities. At September 30, 2010, approximately 75% of the Real Estate Business' rental revenues are denominated in currencies other than the U.S. dollar (see "SUMMARY RESULTS FOR THE THREE-MONTHS ENDED SEPTEMBER 30, 2010 — REAL ESTATE BUSINESS — Annualized Lease Payments"). As such, material changes in the value of the U.S. dollar relative to these foreign currencies (primarily the euro and Canadian dollar) may have a significant impact on the Real Estate Business' results.

The following tables reflect the changes in the average exchange rates during the three and nine-month periods ended September 30, 2010 and 2009, as well as the exchange rates as at September 30, 2010, June 30, 2010 and December 31, 2009, between the most common currencies in which the Company conducts business and MID's U.S. dollar reporting currency.

	Average Exchange Rates Three Months Ended September 30,				Average Exchange Rates Nine Months Ended September 30,
	2010	2009	Change		2010	2009	Change
1 Canadian dollar equals U.S. dollars	0.962	0.914	5%		0.966	0.858	13%
1 euro equals U.S. dollars	1.293	1.433	(10%	)	1.317	1.366	(4%	)

	Exchange Rates as at
	September 30, 2010	June 30, 2010	December 31, 2009	Change from June 30, 2010	Change from December 31, 2009
1 Canadian dollar equals U.S. dollars	0.971	0.943	0.955	3%	2%
1 euro equals U.S. dollars	1.360	1.229	1.433	11%	(5%	)

The results of operations and financial position of all Canadian and most European operations are translated into U.S. dollars using the exchange rates shown in the preceding table. The changes in these foreign exchange rates impacted the reported U.S. dollar amounts of the Company's revenues, expenses, income, assets and liabilities. From time to time, the Company may enter into derivative financial arrangements for currency hedging purposes, but the Company's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported U.S. dollar amounts.

Foreign exchange rate changes have a minimal impact in the Racing & Gaming Business.

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SUMMARY OF CONSOLIDATED RESULTS

For the third quarter of 2010, the Company's results include the Racing & Gaming Business segment for the entire quarter. Total revenues were $91.2 million in the third quarter of 2010, which increased from $57.0 million in the prior year period primarily due to racing, gaming and other revenue related to the Transferred Assets of $48.4 million. Offsetting the increase in total revenue was $13.3 million of reduced interest and other income on the loans receivable from MEC. The Debtors' Chapter 11 process concluded on April 30, 2010, the effective date of the Plan, and as a result the Company no longer received interest and other income from MEC.

Net income in the third quarter of 2010 amounted to $8.2 million in comparison to net income of $28.0 million in the third quarter of 2009 mainly due to the net loss of $23.2 million in the Racing & Gaming Business segment. Costs and expenses relating to the Racing & Gaming Business in the third quarter of 2010 were $71.4 million resulting in a net loss of $23.2 million. The racing operations historically operate at a loss in the second half of the year, with the third quarter generating the largest operating loss. The Company also recorded an impairment recovery of $18.7 million relating to the loans receivable from MEC as a result of the loans being settled in the second quarter (see "SUMMARY RESULTS FOR THE THREE-MONTHS ENDED SEPTEMBER 30, 2010 — Impairment Recovery Relating to Loans Receivable from MEC").

For the nine-months ended September 30, 2010, total revenues decreased to $248.9 million from $309.3 million primarily due to reduced interest and other income on the loans receivable from MEC of $28.4 million and reduced racing, gaming and other revenue of $34.9 million in comparison to the nine-month period ended September 30, 2009. Net income for the nine-months ended September 30, 2010 increased by $4.5 million to $35.0 million from $30.5 million.

SUMMARY RESULTS FOR THE THREE-MONTHS ENDED SEPTEMBER 30, 2010

The Racing & Gaming Business includes the results of operations of the Transferred Assets for the entire period in the three-month period ended September 30, 2010, while the results for the nine-month period ended September 30, 2010 include the results of the Transferred Assets from the date of transfer of April 30, 2010. The results of operations for the nine-months ended September 30, 2009 include the results of MEC for the period up to March 5, 2009, the Petition Date. The deconsolidation of MEC as at March 5, 2009 and the acquisition of the racing and gaming assets on April 30, 2010 affects virtually all of the Company's reported revenue, expense, asset and liability balances, thus significantly limiting the comparability from period to period of the Company's consolidated statements of income, consolidated statements of cash flows and consolidated balance sheets.

MI Developments Inc.      2010    19

(U.S. dollars in thousands)

	Consolidated		Real Estate Business		Racing & Gaming Business
Three Months Ended September 30,	2010	2009	2010	2009	2010	2009(1)
Revenues
Rental revenue	$42,767	$43,761	$42,767	$43,761	$—	$—
Interest and other income from MEC	—	13,251	—	13,251	—	—
Racing, gaming and other revenue	48,414	—	—	—	48,414	—

	91,181	57,012	42,767	57,012	48,414	—

Operating costs, expenses and income
Purses, awards and other	27,694	—	—	—	27,694	—
Operating costs	26,286	—	—	—	26,286	—
General and administrative	18,548	13,053	9,720	13,053	8,828	—
Depreciation and amortization	13,384	10,583	10,252	10,583	3,132	—
Interest expense, net	4,335	3,558	4,325	3,558	10	—
Foreign exchange losses (gains)	150	(107)	68	(107)	82	—
Equity loss	5,404	—	—	—	5,404	—
Impairment recovery relating to loans receivable from MEC	(18,698)	—	(18,698)	—	—	—

Operating income (loss)	14,078	29,925	37,100	29,925	(23,022)	—
Gain (loss) on disposal of real estate	(1,205)	263	(1,205)	263	—	—
Other losses	(58)	—	—	—	(58)	—

Income (loss) before income taxes	12,815	30,188	35,895	30,188	(23,080)	—
Income tax expense	4,642	2,161	4,546	2,161	96	—

Net income (loss) attributable to MID	$8,173	$28,027	$31,349	$28,027	$(23,176)	$—

(1)
The results for the three-months ended September 30, 2009 do not include the results of MEC.

Real Estate Business

Rental revenues for the three-month period ended September 30, 2010 decreased $1.0 million to $42.8 million from $43.8 million in the prior year period. The additional rent earned from contractual rent increases and completed projects on-stream were more than offset by the effect of changes in foreign currency exchange rates and the negative impact of vacancies, renewals and re-leasing.

Rental Revenue

Rental revenue, three months ended September 30, 2009	$43.8
Contractual rent increases	0.4
Completed projects on-stream	0.3
Vacancies of income-producing properties	(0.2)
Renewals and re-leasing of income-producing properties	(0.4)
Straight-line rent adjustment	0.1
Effect of changes in foreign currency exchange rates	(1.2)

Rental revenue, three months ended September 30, 2010	$42.8

The $0.4 million increase in revenue from contractual rent adjustments includes (i) $0.1 million from cumulative CPI-based increases implemented in 2009 and 2010 on properties representing 5.9 million square feet of leaseable area and (ii) $0.3 million from annual CPI-based increases implemented in 2010 on properties representing 6.5 million square feet of leaseable area.

20    MI Developments Inc.      2010

The completion of one Magna related expansion project in Austria in the first quarter of 2010 added six thousand square feet of leaseable area and marginally increased revenue over the prior year. The completion of Phase I and Phase II of a Magna related expansion project in Mexico in May 2010 and August 2010 added 103 thousand and 19 thousand square feet of leaseable area, respectively, and also increased revenue by $0.1 million over the prior year. The completion of two minor Magna related projects and one non-Magna related project in 2009 increased revenue by $0.1 million over the prior year period. Late in December 2009, the Company acquired a 61 thousand square foot facility located in Shelby Township, Michigan, which has been leased to a subsidiary of Magna for six years, with the option to renew for two additional periods of five years. The rental of this property increased revenue by $0.1 million over the prior year period.

One property became vacant in the first quarter of 2010 upon the expiry of the lease agreement pertaining to 132 thousand square feet of leaseable area, resulting in a $0.2 million reduction in revenues over the prior year period.

Renewals and re-leasing had a $0.4 million negative impact on revenues compared to the prior year period. The renewal of one Magna lease in 2009 and a non-Magna tenant lease in the first quarter of 2010, at lower negotiated market rental rates than the expiring lease rates, relating to an aggregate of 157 thousand square feet of leaseable area, as well as the re-lease of a 182 thousand square foot facility in Germany to a non-Magna tenant in 2009, reduced revenues by $0.1 million. In addition, in the second quarter of 2010, a property that was vacated by Magna in 2009 under Magna's plant rationalization strategy was re-leased to a non-Magna tenant; however, the tenant received a rent-free period contributing to a reduction in revenue of $0.2 million. During the third quarter of 2010, revenues were reduced by $0.1 million due to a lease negotiation with a Magna tenant in Mexico that was finalized in June 2010. The re-lease of a 41 thousand square foot facility in Canada to a non-Magna tenant in 2009 marginally increased revenues over the prior year period.

For the third quarter of 2010, approximately 75% of the Real Estate Business' rental revenues are denominated in currencies other than the U.S. dollar (primarily the euro and Canadian dollar). Foreign exchange had a $1.2 million negative impact on reported rental revenues, as the average foreign exchange rate during the third quarter of 2010 relating to the euro weakened by $1.9 million against the U.S. dollar as compared to the prior year period. The negative impact was partially offset with the strengthening of the Canadian dollar against the U.S. dollar by $0.7 million.

Interest and Other Income from MEC

Interest and other income from MEC, consisting of interest and fees earned in relation to loan facilities between the MID Lender and MEC and certain of its subsidiaries, ceased in the second quarter of 2010 as the Debtors' Chapter 11 process concluded following the close of business on April 30, 2010, the effective date of the Plan. As a result, the Company no longer received interest and other income from MEC. For further details of these loan facilities, see "LOANS RECEIVABLE FROM MEC".

General and Administrative Expenses

General and administrative expenses decreased by $3.3 million to $9.7 million in the third quarter of 2010 from $13.1 million in the prior year period. The decrease over the prior year period is primarily due to:

(i)
decreased costs of $4.5 million related to advisory and other costs incurred in connection with evaluating MID's relationship with MEC, including MID's involvement in the Debtors' Chapter 11 process (see "SIGNIFICANT MATTERS — MEC'S BANKRUPTCY — Chapter 11 Filing and Plan of Reorganization") and matters associated with a hearing in the prior year at the Ontario Securities Commission concerning MID's ability to rely on certain exemptions from requirements to obtain minority shareholder approval and formal valuations in respect of transactions with MEC;

(ii)
termination costs of $0.8 million in the third quarter of 2009 relating to the departure of a member of senior management;

MI Developments Inc.      2010    21

(iii)
decreased stock-based compensation expense of $0.5 million pertaining to the Company's Non-Employee Director Share-Based Compensation Plan resulting from less of a change in the Company's share price during the third quarter of 2010 as compared to the same period in the prior year, which was partially offset by increased expense relating to the granting of 95,000 stock options on August 18, 2010;

partially offset by:

(iv)
increased insurance expense of $1.1 million primarily related to increased premiums in connection with the Company's Directors' and Officers' liability insurance. The Directors' and Officers' liability insurance includes run-off insurance which expires in June 2016 and covers claims arising from prior years to June 30, 2010;

(v)
increased professional fees of $0.8 million relating to various real estate legal matters and audit fees; and

(vi)
increased contributions to social and charitable causes in 2010 of $0.2 million.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased by $0.3 million to $10.3 million in the third quarter of 2010 from $10.6 million in the prior year period, primarily due to foreign exchange (see "FOREIGN CURRENCIES").

Interest Expense, Net

Net interest expense was $4.3 million in the third quarter of 2010 ($4.4 million of interest expense less $0.1 million of interest income) compared to $3.6 million in the prior year period ($3.7 million of interest expense less $0.1 million of interest income). The increased net interest expense is primarily due to increased interest expense associated with borrowings under the Company's revolving credit facility in the third quarter of 2010. There were no borrowings under the revolving credit facility in the third quarter of 2009.

Foreign Exchange Losses (Gains)

The Real Estate Business recognized net foreign exchange losses of $0.1 million in the third quarter of 2010 compared to net foreign exchange gains of $0.1 million in the prior year period. The drivers of such foreign exchange losses and gains are primarily the re-measurement of certain net current and future tax balances of an MID subsidiary that has a functional currency other than that in which income taxes are required to be paid and the re-measurement of U.S. dollar denominated net liabilities held in MID's corporate entity, which has a Canadian functional currency.

Impairment Recovery Relating to Loans Receivable from MEC

During the third quarter of 2010, an additional impairment recovery of $18.7 million relating to loans receivable from MEC was recorded as a result of additional information and changes in facts and circumstances arising during the third quarter of 2010 relating to the settlement of loans receivable from MEC in exchange for the Transferred Assets. In connection with the development and completion of the Plan, the Company estimated the values and resulting recoveries of loans receivable from MEC, net of any related obligations, provided to the Company pursuant to the terms of the Plan. As a result of such analysis, the Company estimated that it would be unable to realize on all amounts due in accordance with the contractual terms of the MEC loans. Accordingly, for the year ended December 31, 2009, the Company recorded a $90.8 million impairment provision related to the loans receivable from MEC, which represented the excess of the carrying amounts of the loans receivable and the estimated recoverable value. As a result of the transfer of the Transferred Assets under the Plan effective April 30, 2010, the Company reduced the impairment provision by $10.0 million for the three-month period ended June 30, 2010 and a further $18.7 million for the three-month period ended September 30, 2010. Estimated recoverable value was determined based on the future cash flows from expected proceeds to be received from Court approved sales of MEC's assets, discounted at the loans' effective interest rate, and the fair value of the collateral based on third party appraisals or other valuation techniques, such as discounted cash flows, for those MEC assets that were transferred to the Company under

22    MI Developments Inc.      2010

the Plan or for which the Court has yet to approve for sale under the Plan, net of expected allowed administrative, priority and other claims to be paid by the Company under the Plan.

The estimates of values and recoveries involved complex considerations and judgements concerning various factors that affected the value of MEC's assets. Moreover, the value of MEC's assets were subject to measurement uncertainty and contingencies that were difficult to predict and fluctuated with changes in factors affecting the financial conditions and prospects of such assets. Because valuation recoveries and estimates are made at a specific point in time and are inherently subject to measurement uncertainty, such estimates could differ from actual results.

The significant changes in facts or circumstances that resulted in the recognition of the $18.7 million reduction in the impairment provision in the third quarter of 2010 are primarily as follows:

(a)
Directors' and Officers' Insurance Proceeds

  Under the Plan, rights of MID and MEC against MEC's directors' and officers' insurers are preserved with regard to the settlement in order to seek appropriate compensation for the release of all current and former officers and directors of MID and MEC and their respective affiliates. MID is entitled to receive such compensation, if any, from MEC's directors' and officers' insurers. At December 31, 2009, when the $90.8 million impairment provision relating to loans receivable from MEC was initially determined, MID was in discussions with the insurers regarding its claim. Given the complex nature of the claim and related discussions, the expected proceeds could not be reasonably estimated. Settlement agreements with the insurers were subsequently entered into in September 2010 and October 2010 resulting in MID receiving compensation of $5.9 million and $2.5 million, respectively. The impairment provision was reduced accordingly by $8.4 million in the third quarter of 2010.

(b)
Bankruptcy Claims

  The settlement of allowed administrative, priority and other claims which the Company assumed under the Plan is on-going and subject to Bankruptcy Court approval. At each interim reporting date, the Company makes estimates of such settlements based on claims that have been resolved, continue to be objected to and/or negotiated and claims which are still pending Bankruptcy Court approval. As a result, the Company revised the estimates related to expected allowed administrative, priority and other claims assumed by the Company under the Plan by approximately $8.2 million as a result of additional information received and/or the cash settlement of certain allowed administrative, priority and other claims previously outstanding. Accordingly, the Company reduced the impairment provision by $8.2 million in the third quarter of 2010.

(c)
Changes in Fair Value of Net Assets Retained Under the Plan

  At each interim reporting date, the Company estimated the working capital of the Transferred Assets under the Plan based on available unaudited internally prepared results and operating projections. On the effective date of the Plan, the fair value of the working capital differed from the original estimates as a result of actual operating results and events related to the bankruptcy process. The Company also estimated the fair value of the real estate of the Transferred Assets taking into consideration: (i) certain economic and industry information relevant to the Transferred Assets' operating business; (ii) various indications of interest received by MEC in connection with the sales marketing efforts conducted by financial advisors of MEC during the Chapter 11 proceedings; and (iii) third-party real estate appraisals. Throughout the bankruptcy process and to the effective date of the Plan, the Company continually updated such information related to market conditions and assumptions related to the real estate values based on the premise of highest and best use. The appraisals included additional information related to assumptions regarding potential uses, costs related to obtaining appropriate entitlements and demolition costs, and comparable sales data for real estate transactions in each jurisdiction. As a result of changes in fair value of the Transferred Assets under the Plan, there may be a corresponding change in the determination of future tax balances associated with differences between estimated fair value and tax bases of assets acquired and liabilities assumed. Accordingly, the Company reduced the impairment provision by $2.1 million in the third quarter 2010.

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Gain (Loss) on Disposal of Real Estate

During the third quarter of 2010, the Real Estate Business recorded a loss of $1.2 million resulting from the disposition of 8.72 acres of land held for development versus a gain of $0.3 million in the prior year due to the sale of land and a vacant building. In 2004, a wholly-owned subsidiary of the Company entered into an agreement with the municipality in which the land is located that if certain development did not occur within a specified period of time, then the land would convey to the municipality. Such development did not occur resulting in the conveyance of the land to the municipality. In the third quarter of 2009, the Real Estate Business sold land and a vacant building in the U.S. for cash consideration of $0.8 million and realized a gain on disposal of $0.3 million.

Income Taxes

The Real Estate Business' income tax expense in the third quarter of 2010 was $4.5 million, representing an effective tax rate of 12.7% compared to an income tax expense of $2.2 million in the prior year period, representing an effective tax rate of 7.2%. As the jurisdictions in which the Real Estate Business operates have different rates of taxation, income tax expense is influenced by the proportion of income earned in each particular country. The increase in the effective tax rate is primarily due to changes in the mix of taxable income earned in the various countries in which the Real Estate Business operates, as well as the decrease in interest and other income from MEC, which is taxed in jurisdictions that had lower rates of taxation than the Real Estate Business' overall effective tax rate. In addition, the Real Estate Business could not tax benefit from MEC Chapter 11 related expenses.

Net Income

Net income in the third quarter of 2010 was $31.3 million compared to net income of $28.0 million in the prior year period. The increase of $3.3 million is primarily due to an $18.7 million impairment recovery relating to the loans receivable from MEC, partially offset by a decrease of $13.3 million in interest and other income from MEC and the increase of $1.5 million relating to the loss on disposal of real estate.

Funds From Operations

	Three Months Ended September 30,
(in thousands, except per share information)	2010	2009	Change
Net income	$31,349	$28,027	12%
Add back depreciation and amortization	10,252	10,583	(3%	)
Add back (deduct) loss (gain) on disposal of real estate	1,205	(263)	(558%	)

Funds from operations	$42,806	$38,347	12%

Basic and diluted funds from operations per share	$0.92	$0.82	12%

Basic and diluted number of shares outstanding (thousands)	46,708	46,708

The Company determines FFO using the definition prescribed in the U.S. by the National Association of Real Estate Investment Trusts ("NAREIT"). Under the definition of FFO prescribed by NAREIT, the impact of future income taxes and any asset impairments are included in the calculation of FFO.

The $4.5 million increase in FFO compared to the prior year period is due primarily to increased net income (see "SUMMARY RESULTS FOR THE THREE-MONTHS ENDED SEPTEMBER 30, 2010 — REAL ESTATE BUSINESS — Results of Operations — Net Income") offset by the increase in the loss on disposal of real estate as compared to the prior year period.

24    MI Developments Inc.      2010

Annualized Lease Payments

Annualized lease payments, as at June 30, 2010	$166.9
Completed projects on-stream	0.1
Renewals and re-leasing of income-producing properties	0.2
Effect of changes in foreign currency exchange rates	8.7
Other	(0.1)

Annualized lease payments, as at September 30, 2010	$175.8

Annualized lease payments represent the total annual rent of the Real Estate Business assuming the contractual lease payments as at the last day of the reporting period were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the reporting period (see "FOREIGN CURRENCIES").

During the third quarter of 2010, annualized lease payments increased by $8.9 million, or 5.3%, from $166.9 million at June 30, 2010 to $175.8 million at September 30, 2010. The strengthening of the euro and the Canadian dollar against the U.S. dollar led to an $8.7 million increase in annualized lease payments.

The leasing of a 58 thousand square foot facility that was vacant to a non-Magna tenant in Canada during the third quarter of 2010 increased annualized lease payments by $0.2 million.

The completion of the Phase II expansion project in Mexico in the third quarter of 2010 added 19 thousand square feet of leaseable area and increased annualized lease payments by $0.1 million.

The annualized lease payments by currency at September 30, 2010 and June 30, 2010 are as follows:

	September 30, 2010		June 30, 2010
euro	$72.0	41%	$65.1	39%
Canadian dollar	58.5	33	56.6	34
U.S. dollar	43.7	25	43.6	26
Other	1.6	1	1.6	1

	$175.8	100%	$166.9	100%

Racing & Gaming Business

The following discussion is based on our Racing & Gaming operations for the three-months ended September 30, 2010.

Seasonality

Most of our racetracks operate for prescribed periods each year. As a result, our racing revenues and operating results for any quarter will not be indicative of our racing revenues and operating results for any other quarter or for the year as a whole. Since three of our largest racetracks, Santa Anita Park, Gulfstream Park, and Golden Gate Fields, run live race meets principally during the first half of the year, our racing operations have historically operated at a loss in the second half of the year, with our third quarter generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results.

Racing, Gaming and Other Revenue

Live race days are a significant factor in the operating and financial performance of our racing business. Another significant factor is the level of wagering per customer on our racing content on-track, at inter-track simulcast locations and at OTB facilities. There are also many other factors that have a significant impact on our racetrack revenues. Such factors include, but are not limited to: attendance at our racetracks, inter-track simulcast locations and OTB facilities; activity through our XpressBet® system; the number of races conducted at our racetracks and at racetracks whose signals we import and the average field size per race; our ability to attract the industry's top horses and trainers; inclement weather; and changes in the economy.

MI Developments Inc.      2010    25

During the third quarter 2010, our racetracks hosted a total of 46 live race days as follows: Golden Gate Fields (24 live race days) and Laurel Park (22 live race days). Santa Anita Park, Gulfstream Park and Portland Meadows did not host any live race days during the third quarter of 2010 but were open for simulcasting.

In the third quarter of 2010, racing, gaming and other revenues were $48.4 million, with no comparable figures as a result of MID's acquisition of the Transferred Assets effective April 30, 2010. Our operations which generated the most significant revenues were as follows:

•
California operations had revenues of $12.8 million for the third quarter of 2010 which primarily reflected revenues generated by Golden Gate Fields of $9.0 million during 24 days of live racing. Average daily revenues were reflective of recent national trends in the horse racing industry (Source Equibase Company LLC; The Jockey Club). Santa Anita Park operated as a simulcast venue and generated revenues of $3.8 million for the third quarter of 2010.

•
Florida operations had revenues of $17.3 million for the third quarter of 2010. Gulfstream Park did not host live racing but operated as a simulcast facility with a slots and poker operation. Revenues from the slots and poker operations generated revenues of $13.1 million, pari-mutuel operations generated revenues of $3.0 million and the food and beverage operations at Gulfstream Park generated revenues of $1.2 million.

•
Oregon operations had revenues of $2.5 million for the third quarter of 2010 as Portland Meadows did not host live racing but operated as a simulcast facility.

•
Revenues from our account wagering and totalisator operations had revenues of $16.2 million for the third quarter of 2010. Account wagering revenues were negatively impacted by (i) certain credit card companies choosing to block internet gambling-related transactions at XpressBet® during the quarter (see "RACING & GAMING BUSINESS — GOVERNMENT REGULATION IMPACTING THE RACING & GAMING BUSINESS — XpressBet®"), (ii) national wagering trends and (iii) horse inventory supply issues which resulted in many racetracks reducing live race days or experiencing lower average field size per race. Our totalisator operations were similarly impacted by these recent trends.

•
Reduction of revenues of $0.4 million as a result of intercompany eliminations related to transactions between our racetracks, account wagering operations and separate OTB facilities.

Purses, Awards and Other

Purses, awards and other were $27.7 million in the third quarter of 2010, which reflects direct variable costs associated with our pari-mutuel, gaming, and totalisator operations. As a percentage of pari-mutuel revenues, pari-mutuel purses, awards and other costs were 61.3%, while gaming costs of sales were 58.9% of gaming revenues. These percentages were consistent within management's expectations.

Operating Costs

Operating costs were $26.3 million for the third quarter of 2010, with no comparable figures as a result of MID's acquisition of the Transferred Assets effective April 30, 2010.

As a percentage of total racing, gaming and other revenues, operating costs were 54.3%, which exceeded management's expectations but reflected additional marketing costs of $0.6 million incurred to help regain market awareness that was lost during the period the Transferred Assets were in Chapter 11, as well as lower daily handle at many of our racetracks which had a negative impact on the operating cost percentage given that many of our operating expenses are fixed.

General and Administrative

General and administrative expenses were $8.8 million for the third quarter of 2010, with no comparable figures as a result of MID's acquisition of the Transferred Assets effective April 30, 2010.

Depreciation and Amortization

Depreciation and amortization were $1.6 million and $1.5 million, respectively, for the third quarter of 2010. Depreciation and amortization expense commenced from the date the Transferred Assets were acquired.

26    MI Developments Inc.      2010

Interest Expense, Net

Net interest expense was nominal for the third quarter of 2010 as the outstanding term loan facility that was assumed by MID in connection with the acquisition of the Transferred Assets was fully repaid on July 7, 2010.

Equity Loss

Equity loss for the third quarter of 2010 of $5.4 million represents losses incurred in our investments in Maryland RE & R LLC (see "SIGNIFICANT MATTERS — TRANSACTIONS WITH PENN NATIONAL GAMING, INC."), The Village at Gulfstream Park™, HRTV, LLC and TrackNet Media Group LLC. The TrackNet Media Group LLC joint venture with Churchill Downs Incorporated is in the process of being dissolved. The equity loss for the quarter exceeded management's expectations as a result of $4.1 million of costs (our share was $2.1 million) incurred by the Maryland operations relating to pursuing alternative gaming opportunities.

Other Losses

Other losses for the third quarter of 2010 of $0.1 million represent the loss on deconsolidation as a result of the sale of a 49% interest in the Maryland Real Estate and Racing Venture and a 51% interest in the Maryland Gaming Venture on July 1, 2010 (see "SIGNIFICANT MATTERS — TRANSACTIONS WITH PENN NATIONAL GAMING, INC.").

Income Tax Expense

Income tax expense for the third quarter of 2010 was $0.1 million and represents current taxes relating to our totalisator operations located in Canada and Australia.

Net Loss

Net loss for the third quarter of 2010 was $23.2 million. Overall, the loss is generally reflective of the seasonal nature of our Racing & Gaming Business and the national trend of declining pari-mutuel wagering activity.

SUMMARY RESULTS FOR THE NINE-MONTHS ENDED SEPTEMBER 30, 2010

The Racing & Gaming Business includes the results of operations since April 30, 2010, the acquisition date of the Transferred Assets in the nine-month period ended September 30, 2010. The results of operations for the nine-months ended September 30, 2009 include the results of MEC for the period up to March 5, 2009, the Petition Date. The deconsolidation of MEC as at March 5, 2009 and the acquisition of the Transferred Assets on April 30, 2010 affects virtually all of the Company's reported revenue, expense, asset and liability balances, thus significantly limiting the comparability from period to period of the Company's consolidated statements of income, consolidated statements of cash flows and consolidated balance sheets.

MI Developments Inc.      2010    27

(U.S. dollars in thousands)

	Consolidated		Real Estate Business		Racing & Gaming Business
Nine-Months Ended September 30,	2010	2009	2010	2009	2010	2009(1)
Revenues
Rental revenue	$129,001	$126,151	$129,001	$126,151	$—	$—
Interest and other income from MEC	1,824	30,205	1,824	39,841	—	—
Racing, gaming and other revenue	118,084	152,935	—	—	118,084	152,935

	248,909	309,291	130,825	165,992	118,084	152,935

Operating costs, expenses and income
Purses, awards and other	63,848	82,150	—	—	63,848	82,150
Operating costs	55,437	55,274	—	—	55,437	55,274
General and administrative	49,777	32,621	33,394	32,454	16,383	157
Depreciation and amortization	36,390	37,464	30,989	30,479	5,401	7,014
Interest expense, net	12,249	15,290	11,975	9,840	274	14,960
Foreign exchange losses (gains)	(260)	8,512	(342)	(135)	82	8,647
Equity loss (income)	5,896	(65)	—	—	5,896	(65)
Impairment recovery relating to loans receivable from MEC	(28,685)	—	(28,685)	—	—	—

Operating income (loss)	54,257	78,045	83,494	93,354	(29,237)	(15,202)
Deconsolidation adjustment to the carrying values of MID's investment in, and amounts due from, MEC	—	(46,677)	—	(504)	—	(46,173)
Gain (loss) on disposal of real estate	(1,205)	263	(1,205)	263	—	—
Other gains (losses)	1,871	—	1,929	—	(58)	—

Income (loss) before income taxes	54,923	31,631	84,218	93,113	(29,295)	(61,375)
Income tax expense	19,956	8,655	19,860	8,596	96	59

Income (loss) from continuing operations	34,967	22,976	64,358	84,517	(29,391)	(61,434)
Income from discontinued operations	—	1,227	—	—	—	784

Net income (loss)	34,967	24,203	64,358	84,517	(29,391)	(60,650)
Add net loss attributable to the non-controlling interest	—	6,308	—	—	—	6,308

Net income (loss) attributable to MID	$34,967	$30,511	$64,358	$84,517	$(29,391)	$(54,342)

Income (loss) attributable to MID from
— continuing operations	$34,967	$29,647	$64,358	$84,517	$(29,391)	$(54,763)
— discontinued operations	—	864	—	—	—	421

Net income (loss) attributable to MID	$34,967	$30,511	$64,358	$84,517	$(29,391)	$(54,342)

(1)
The results for the nine-months ended September 30, 2009 include the results of MEC only up to March 5, 2009.

28    MI Developments Inc.      2010

Real Estate Business

Rental revenues for the nine-month period ended September 30, 2010 increased $2.9 million to $129.0 million from $126.2 million in the prior year period. The additional rent earned from contractual rent increases, completed projects on-stream and the effect of changes in foreign exchange rates was partially offset by the negative impact of vacancies, renewals and re-leasing.

Rental Revenue

Rental revenue, nine months ended September 30, 2009	$126.2
Contractual rent increases	1.1
Completed projects on-stream	0.7
Vacancies of income-producing properties	(1.1)
Renewals and re-leasing of income-producing properties	(0.7)
Effect of changes in foreign currency exchange rates	2.9
Straight-line adjustment	0.1
Other	(0.2)

Rental revenue, nine-months ended September 30, 2010	$129.0

The $1.1 million increase in revenue from contractual rent adjustments includes (i) $0.4 million from cumulative CPI-based increases (being increases that occur every five years or once a specified cumulative increase in CPI has occurred) implemented in 2009 and 2010 on properties representing 6.4 million square feet of leaseable area and (ii) $0.7 million from annual CPI-based increases implemented in 2010 on properties representing 6.5 million square feet of leaseable area.

The completion of six minor Magna-related projects and two non-Magna projects in 2009 increased revenue by $0.3 million over the prior year period. Late in December 2009, the Company acquired a 61 thousand square foot facility located in Shelby Township, Michigan, which has been leased to a subsidiary of Magna for six years, with the option to renew for two additional periods of five years. The rental of this property increased revenue by $0.2 million over the prior year period. The completion of a Magna-related expansion project in Austria in the first quarter of 2010 added six thousand square feet of leaseable area and marginally increased revenue in the nine-months ended September 30, 2010 over the prior year. The completion of Phase I and Phase II of a Magna-related expansion project in Mexico in May 2010 and August 2010 added 103 thousand and 19 thousand square feet of leaseable area, respectively, and increased revenue in the nine-month period ended September 30, 2010 by $0.2 million over the prior year.

One property became vacant in the first quarter of 2010 and two properties became vacant in 2009 upon the expiry of the lease agreements pertaining to 358 thousand square feet of aggregate leaseable area, resulting in a $1.1 million reduction in revenues over the prior year period.

Renewals and re-leasing had a $0.7 million negative impact on revenues compared to the prior year period. The renewal of two Magna leases in 2009 and a non-Magna tenant lease in the first quarter of 2010, at lower negotiated market rental rates than the expiring lease rates, relating to an aggregate of 233 thousand square feet of leaseable area, as well as the re-lease of a 182 thousand square foot facility in Germany to a non-Magna tenant in 2009, reduced revenues by $0.2 million in the nine-month period ended September 30, 2010. In conjunction with Magna's plant rationalization strategy (see "REAL ESTATE BUSINESS — Automotive Industry and Magna Plant Rationalization Strategy"), the Real Estate Business terminated a lease with Magna in May 2010 for 246 thousand square feet of leaseable area that had been vacated in 2009. This property was subsequently re-leased to a third party for 12.5 years. The vacancy and re-leasing of this property resulted in a $0.3 million decrease in revenues. During the third quarter of 2010, revenues were reduced by $0.2 million due to a lease negotiation with a Magna tenant relating to a 298 thousand square foot facility in Mexico that was finalized in June 2010. The re-lease of a 41 thousand square foot facility in Canada to a non-Magna tenant in 2009 marginally increased revenues over the prior year period.

For the nine-months ended September 30, 2010, approximately 75% of the Real Estate Business' rental revenues are denominated in currencies other than the U.S. dollar (primarily the euro and Canadian dollar).

MI Developments Inc.      2010    29

Foreign exchange had a $2.9 million positive impact on reported rental revenues, as the average foreign exchange rate during the nine-months ended September 30, 2010 relating to the Canadian dollar strengthened against the U.S. dollar as compared to the prior year period, which was partially offset by the negative impact on reported rental revenues as the average foreign exchange rate relating to the euro weakened against the U.S. dollar as compared to the prior year period.

Interest and Other Income from MEC

Interest and other income from MEC, consisting of interest and fees earned in relation to loan facilities between the MID Lender and MEC and certain of its subsidiaries, decreased by $38.0 million, from $39.8 million in the nine-months ended September 30, 2009 to $1.8 million in the nine-months ended September 30, 2010.

During the fourth quarter of 2009, the Company estimated that it would be unable to realize on all amounts due in accordance with the contractual terms of the loan agreements with MEC and, accordingly, the Real Estate Business recorded an impairment provision relating to the loans receivable from MEC. Given the impairment, the Company discontinued accruing interest income and fees on the loans receivable from MEC; however, interest income and fees were recognized under the DIP Loan to the extent income was earned in the period and cash had been either collected as at or subsequent to the balance sheet date. In the nine-months ended September 30, 2010, $1.8 million of interest and other income from MEC represents interest and fees relating to the DIP Loan. For further details of these loan facilities, see "LOANS RECEIVABLE FROM MEC". As a result of the conclusion of the Debtors' Chapter 11 process following the close of business on April 30, 2010, the effective date of the Plan, the Company no longer received interest and other income from MEC.

General and Administrative Expenses

General and administrative expenses of $33.4 million in the first nine-months of 2010 are relatively consistent with general and administrative expenses of $32.5 million in the prior year period. Some of the more significant variances within general and administrative expenses are described below.

Increases in general and administrative expenses in the nine-months ended September 30, 2010 in comparison to the nine-months ended September 30, 2009 are as follows:

(i)
compensation expense of $1.2 million, comprised of $0.4 million pertaining to the hiring of additional employees at the corporate office and $0.8 million of bonuses paid to senior management both relating to acquisition of the Transferred Assets;

(ii)
increased insurance expense of $1.8 million primarily related to increased premiums in connection with the Company's Directors' and Officers' liability insurance, as well as other increased premiums. The Directors' and Officers' liability insurance includes run-off insurance which expires in June 2016 and covers claims arising from prior years to June 30, 2010;

(iii)
increased professional fees of $1.4 million relating to both legal costs for various real estate matters and audit related fees;

(iv)
increased costs of $0.4 million associated with the unsecured senior revolving banking facility;

(v)
increased property taxes, utilities and maintenance expense of $0.5 million as a result of the increased number of vacant properties; and

(vi)
increased consulting costs of $0.8 million associated with the continued evaluation of various real estate projects that the Company investigates and analyzes on a regular basis.

Partially offsetting these increases to general and administrative expenses are reduced advisory and other costs of $5.0 million incurred primarily in connection with evaluating MID's relationship with MEC, including MID's involvement in the Debtors' Chapter 11 process (see "SIGNIFICANT MATTERS — MEC'S BANKRUPTCY — Chapter 11 Filing and Plan of Reorganization") and matters associated with a hearing in the prior year at the Ontario Securities Commission concerning MID's ability to rely on certain exemptions from requirements to obtain minority shareholder approval and formal valuations in respect of transactions with

30    MI Developments Inc.      2010

MEC. In addition, stock-based compensation expense decreased by $0.6 million in comparison to the prior year primarily relating to the Company's Non-Employee Director Share-Based Compensation Plan resulting from less of a change in the Company's share price in the first nine-months of 2010 as compared to the same period of the prior year.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by $0.5 million to $31.0 million in the nine-months ended September 30, 2010 compared to $30.5 million in the prior year period, primarily due to foreign exchange (see "FOREIGN CURRENCIES").

Interest Expense, Net

Net interest expense was $12.0 million in the nine-months ended September 30, 2010 ($12.2 million of interest expense less $0.2 million of interest income) compared to $9.8 million in the prior year period ($10.2 million of interest expense less $0.4 million of interest income). The increased net interest expense is primarily due to $1.3 million of increased interest expense associated with foreign exchange relating to the Company's Debentures as they are denominated in Canadian dollars, $0.7 million associated with increased borrowings on the revolving credit facility and $0.2 million due to having less cash available for short-term investment and a general reduction in the interest rates available on short-term investments.

Foreign Exchange Losses (Gains)

The Real Estate Business recognized net foreign exchange gains of $0.3 million for the nine-months ended September 30, 2010 compared to $0.1 million in the prior year period. The drivers of such net gains are primarily the re-measurement of certain net current and future tax balances of an MID subsidiary that has a functional currency other than that in which income taxes are required to be paid and the re-measurement of U.S. dollar denominated net liabilities held within MID's corporate entity, which has a Canadian functional currency.

Impairment Recovery Relating to Loans Receivable from MEC

During the nine-months ended September 30, 2010, an impairment recovery of $28.7 million relating to loans receivable from MEC was recorded as a result of additional information and changes in facts and circumstances arising during the first nine-months of 2010 relating to the settlement of the loans receivable from MEC in exchange for the Transferred Assets. The significant changes in facts or circumstances that resulted in the recognition of the $28.7 million reduction in the impairment provision in the nine-month period ended September 30, 2010 are primarily as follows:

(a)
Directors' and Officers' Insurance Proceeds

  Under the Plan, rights of MID and MEC against MEC's directors' and officers' insurers are preserved with regard to the settlement in order to seek appropriate compensation for the release of all current and former officers and directors of MID and MEC and their respective affiliates. MID is entitled to receive such compensation, if any, from MEC's directors' and officers' insurers. At December 31, 2009, when the $90.8 million impairment provision relating to loans receivable from MEC was initially determined, MID was in discussions with the insurers regarding its claim. Given the complex nature of the claim and related discussions, the expected proceeds could not be reasonably estimated. Settlement agreements with the insurers were subsequently entered into in July 2010, September 2010 and October 2010 resulting in MID receiving compensation of $13.0 million, $5.9 million and $2.5 million, respectively. Given that these events confirmed facts and circumstances that existed at April 30, 2010, the Company recognized an asset and reduced the impairment provision by $21.4 million in the nine-months ended September 30, 2010.

(b)
Sale Proceeds From Liquidated Assets Under the Plan

  The estimates of sale proceeds from liquidated assets under the Plan increased approximately $7.5 million primarily as a result of the sale of Thistledown. Thistledown was initially approved for sale in

MI Developments Inc.      2010    31

  an auction on September 30, 2009; however, the purchaser had the right to terminate the agreement, which it exercised. The sale of Thistledown went back to auction on May 25, 2010 and the Bankruptcy Court approved the sale of Thistledown to a third party which subsequently closed on July 27, 2010. Given that the completion of the sale of Thistledown confirmed facts and circumstances that existed at April 30, 2010, the Company used such information to establish the fair value of Thistledown when assessing the fair value of the underlying collateral of the loans. Accordingly, the Company reduced the impairment provision by $7.5 million in the nine-month period ended September 30, 2010.

(c)
Bankruptcy Claims

  The settlement of allowed administrative, priority and other claims which the Company assumed under the Plan is on-going and subject to Bankruptcy Court approval. At each interim reporting date, the Company makes estimates of such settlements based on claims that have been resolved, continue to be objected to and/or negotiated and claims which are still pending Bankruptcy Court approval. As a result, the Company revised the estimates related to expected allowed administrative, priority and other claims assumed by the Company under the Plan by approximately $7.8 million as a result of additional information received and/or the settlement of allowed administrative, priority and other claims previously outstanding. Accordingly, the Company increased the impairment provision by $7.8 million in the nine-month period ended September 30, 2010.

(d)
Changes in Fair Value of Net Assets Retained Under the Plan

  At each interim reporting date, the Company estimated the working capital of the Transferred Assets under the Plan based on available unaudited internally prepared results and operating projections. On the effective date of the Plan, the fair value of the working capital differed from the original estimates as a result of actual operating results and events related to the bankruptcy process. The Company also estimated the fair value of the real estate of the Transferred Assets taking into consideration: (i) certain economic and industry information relevant to the Transferred Assets' operating business; (ii) various indications of interest received by MEC in connection with the sales marketing efforts conducted by financial advisors of MEC during the Chapter 11 proceedings; and (iii) third-party real estate appraisals. Throughout the bankruptcy process and to the effective date of the Plan, the Company continually updated such information related to market conditions and assumptions related to the real estate values based on the premise of highest and best use. The appraisals included additional information related to assumptions regarding potential uses, costs related to obtaining appropriate entitlements and demolition costs, and comparable sales data for real estate transactions in each jurisdiction. As a result of changes in fair value of the Transferred Assets under the Plan, there may be a corresponding change in the determination of future tax balances associated with differences between estimated fair value and tax bases of assets acquired and liabilities assumed. Accordingly, the Company reduced the impairment provision by $7.5 million in the nine-month period ended September 30, 2010.

Gain (Loss) on Disposal of Real Estate

During the third quarter of 2010, the Real Estate Business recorded a loss of $1.2 million resulting from the disposition of 8.72 acres of land held for development in the U.S. In 2004, a wholly-owned subsidiary of the Company entered into an agreement with the municipality in which the land is located that if certain development did not occur within a specified period of time, then the land would convey to the municipality. Such development did not occur resulting in the conveyance of the land to the municipality. In the third quarter of 2009, the Real Estate Business sold land and a vacant building in the U.S. for cash consideration of $0.8 million and realized a gain on disposal of $0.3 million.

Other Gains (Losses)

Other gains during the nine-months ended September 30, 2010 relate to a termination fee on a property in the U.S. that was leased to Magna. In conjunction with the lease termination, Magna agreed to pay the Company a fee of $1.9 million. The amount will be collected based on a repayment schedule over the remaining term of the original lease, which was scheduled to expire in September 2013.

32    MI Developments Inc.      2010

Income Taxes

The Real Estate Business' income tax expense for the nine-months ended September 30, 2010 was $19.9 million, representing an effective tax rate of 23.6%, compared to an income tax expense of $8.6 million in the prior year period, representing an effective tax rate of 9.2%. As the jurisdictions in which the Real Estate Business operates have different rates of taxation, income tax expense is influenced by the proportion of income earned in each particular country. This increase in the effective tax rate is primarily due to changes in the mix of taxable income earned in the various countries in which the Real Estate Business operates, as well as the decrease in interest and other income from MEC, which is taxed in jurisdictions that had lower rates of taxation than the Real Estate Business' overall effective tax rate, as compared to the prior year period. In addition, the Real Estate Business could not tax benefit from MEC Chapter 11 related expenses.

Net Income

Net income of $64.4 million for the nine-months ended September 30, 2010 decreased by 23.9% compared to net income of $84.5 million in the prior year period. The $20.2 million decrease is primarily due to the reduction in interest and other income from MEC of $38.0 million and increases of $11.3 million in income tax expense, partially offset by the $28.7 million impairment recovery relating to loans receivable from MEC.

Funds From Operations

	Nine Months Ended September 30,
(in thousands, except per share information)	2010	2009	Change
Net income	$64,358	$84,517	(24%	)
Add back depreciation and amortization	30,989	30,479	2%
Add back (deduct) loss (gain) on disposal of real estate	1,205	(263)	(558%	)

Funds from operations	$96,552	$114,733	(16%	)

Basic and diluted funds from operations per share	$2.07	$2.46	(16%	)

Basic and diluted number of shares outstanding (thousands)	46,708	46,708

The Company determines FFO using the definition prescribed in the U.S. by NAREIT. Under the definition of FFO prescribed by NAREIT, the impact of future income taxes and any asset impairments are included in the calculation of FFO.

The $18.2 million decrease in FFO compared to the prior year period is due to decreased net income and the increase in the loss on disposal of real estate and depreciation as compared to the prior year period.

Annualized Lease Payments

Annualized lease payments, as at December 31, 2009	$178.0
Contractual rent adjustments	1.2
Completed projects on-stream	0.6
Vacancies of income-producing properties	(0.7)
Renewals and re-leasing of income-producing properties	(0.2)
Effect of changes in foreign currency exchange rates	(3.0)
Other	(0.1)

Annualized lease payments, as at September 30, 2010	$175.8

On a year-to-date basis, annualized lease payments decreased by $2.2 million, or 1.2%, from $178.0 million at December 31, 2009 to $175.8 million at September 30, 2010. The strengthening of the U.S. dollar against the euro partially offset by the weakening of the U.S. dollar against the Canadian dollar led to a $3.0 million decrease in annualized lease payments. In addition, increases in contractual rent adjustments of $1.2 million,

MI Developments Inc.      2010    33

including $1.1 million from CPI-based increases on properties representing 16.1 million square feet of leaseable area and $0.1 million from fixed contractual adjustments on properties representing 0.1 million square feet of leaseable area. Completed projects related to the expansion projects in Austria and Mexico, which came on-stream during the nine-months ended September 30, 2010, also increased annualized lease payments by $0.6 million. Partially offsetting these positive contributions was a $0.7 million reduction in annualized lease payments resulting from the vacancy of a 131 thousand square foot facility by a Magna tenant in the first quarter of 2010. There was also a $0.2 million net reduction in renewals and re-leasing of income producing properties. A reduction of $0.6 million relating to two properties, one in Mexico and one in the U.S., representing an aggregate of 422 thousand square feet of leaseable area, that were released at lower negotiated market rental rates than the expiring lease rate were partially offset with the leasing of a 58 thousand square foot facility to a non-Magna tenant in Canada during the third quarter of 2010 which increased annualized lease payments by $0.2 million and the renewal of a non-Magna tenant lease in the first quarter of 2010 at higher negotiated market rental rates than the expiring rate, representing 85 thousand square feet of leaseable area which increased annualized lease payments by $0.2 million.

The annualized lease payments by currency at September 30, 2010 and December 31, 2009 were as follows:

	September 30, 2010		December 31, 2009
euro	$72.0	41%	$75.8	43%
Canadian dollar	58.5	33	57.3	32
U.S. dollar	43.7	25	43.2	24
Other	1.6	1	1.7	1

	$175.8	100%	$178.0	100%

Lease Rollover Risk

Lease rollover risk arises from the possibility that the Company may experience difficulty renewing leases as they expire or replacing tenants.

The following table sets out lease expiries, by square footage, for our portfolio at September 30, 2010.

	Expired	2011	2012	2013	2014	2015	2016	2017	2018 & Beyond	Total
Canada	840	286	374	1,146	—	532	—	3,299	1,590	8,067
U.S.	—	—	171	1,682	72	63	150	1,576	1,760	5,474
Mexico	142	—	—	714	—	68	—	1,097	374	2,395
Austria	—	—	—	431	—	—	1,264	5,639	533	7,867
Germany	—	—	—	1,835	—	—	29	—	1,166	3,030
Other	—	—	—	373	75	—	—	33	184	665

Total	982	286	545	6,181	147	663	1,443	11,644	5,607	27,498

Real Estate Properties

The Real Estate Business' real estate assets are comprised of income-producing properties, properties under development and properties held for development.

34    MI Developments Inc.      2010

The net book values of the Real Estate Business' real estate assets are as follows:

	September 30, 2010	December 31, 2009
Income-producing real estate properties	$1,174.3	$1,220.0
Properties held for development	170.8	169.8
Properties under development	3.6	—

Real estate properties, net	$1,348.7	$1,389.8

Income-Producing Properties

At September 30, 2010, the Real Estate Business had 106 income-producing properties, representing 27.5 million square feet of rentable space. The income-producing properties are comprised predominantly of industrial plants strategically located and used by Magna primarily to provide automotive parts and modules to the world's manufacturers of cars and light trucks for their assembly plants throughout North America and Europe. The portfolio also includes several office buildings that comprise 9% of the total square footage of income-producing properties, including the head offices of Magna in Canada and Austria.

The book value of the income-producing portfolio by country as at September 30, 2010 was as follows:

	Book Value	Percent of Total
Canada	$410.5	35%
Austria	327.3	28
U.S.	220.9	19
Germany	113.8	10
Mexico	70.4	6
Other countries	31.4	2

	$1,174.3	100%

Properties Held for Development

Properties held for development consist of (i) lands held for future industrial expansion, (ii) lands that were originally banked for industrial use but for which the current industrial use is not the highest and best use and (iii) development lands acquired previously from MEC in 2007 and for which the Real Estate Business is seeking planning and zoning changes in order to develop mixed-use and residential projects. The Real Estate Business has approximately 1,400 acres of land held for development at September 30, 2010 and December 31, 2009, including approximately 900 acres in the U.S., 300 acres in Canada, 100 acres in Mexico and 100 acres in Europe. Properties held for development are intended to be rezoned, developed and/or redeveloped over the medium or long-term for the Company's account or with joint venture partners.

During 2007, MID acquired all of MEC's interests and rights in four real estate properties to be held for future development: a 34-acre parcel in Aurora, Ontario; a 64-acre parcel of excess land adjacent to MEC's racetrack at Laurel Park in Howard County, Maryland; a 157-acre parcel (together with certain development rights) in Palm Beach County, Florida adjacent to MEC's Palm Meadows Training Center; and a 205-acre parcel of land located in Bonsall, California. Prior to the Petition Date (see "SIGNIFICANT MATTERS — MEC'S BANKRUPTCY — Chapter 11 Filing and Plan of Reorganization"), the Real Estate Business had recorded the cost of the lands acquired from MEC at the exchange amount of the consideration paid (including transaction costs) and the excess of such exchange amount over MEC's carrying values of such properties was eliminated in determining the consolidated carrying values of such properties. Subsequent to the Petition Date, such excess amount of $50.5 million has been netted against the Real Estate Business' carrying values of such properties.

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MID currently intends to develop the Aurora, Palm Beach County and Bonsall properties for residential and/or commercial uses and the Howard County property for mixed-use, including office, retail and residential. Planning and zoning approvals are in place for a 288 unit residential development in Palm Beach County, Florida. Significant progress has also been made in the mixed-use land entitlement approval process relating to the Howard County lands in Maryland as MID received preliminary site plan approval on August 3, 2010. The property in Bonsall, California currently houses the San Luis Rey Downs Thoroughbred Training Facility operated by San Luis Rey Racing, Inc., and which entered into a lease agreement with MID on March 16, 2010 on a triple-net basis for nominal rent while MID pursues the necessary development entitlements and other approvals. The San Diego County general plan covering the Bonsall lands is expected to accommodate MID's residential development plans.

Properties Under Development

At September 30, 2010, the Real Estate Business had a project under development in Germany relating to an 87 thousand square foot expansion of a facility leased to Magna. The total anticipated cost of this project is $10.7 million (euro 7.8 million) of which $3.6 million was spent at September 30, 2010. During the third quarter of 2010, the Real Estate Business completed Phase II of the expansion project under development in Mexico relating to a 19 thousand square foot expansion of a facility leased to Magna. Phase 1 of the expansion project, representing 103 thousand square feet was completed during the second quarter of 2010. The total cost of the project in Mexico was approximately $5.0 million.

Racing & Gaming Business

The Racing & Gaming Business' results for the nine-month period ended September 30, 2010 include the results of the Transferred Assets from the date of transfer of April 30, 2010.

Racing, Gaming and Other Revenue

During the period from the date the Transferred Assets were transferred to MID to September 30, 2010, our racetracks hosted a total of 88 live race days as follows: Golden Gate Fields (53 live race days), Laurel Park (22 live race days), Pimlico Race Course (12 live race days) and Portland Meadows (1 live race day). Santa Anita Park and Gulfstream Park did not host any live race days during this period but were open for simulcasting.

During the nine-months ended September 30, 2010, racing, gaming and other revenues were $118.1 million, with no comparable figures as a result of MID's acquisition of the Transferred Assets effective April 30, 2010. Our operations which generated the most significant revenues were as follows:

•
California operations had revenues of $29.1 million for the nine-months ended September 30, 2010 which primarily reflected revenues generated by Golden Gate Fields of $22.5 million during 53 days of live racing. Average daily revenues were reflective of recent national trends in the horse racing industry (Source Equibase Company LLC; The Jockey Club). Santa Anita Park operated as a simulcast venue and generated revenues of $6.6 million for the nine-months ended September 30, 2010.

•
Florida operations had revenues of $28.8 million for the nine-months ended September 30, 2010. Gulfstream Park did not host live racing but operated as a simulcast facility with a slots and poker operation. Revenues from the slots and poker operations generated revenues of $21.4 million, pari-mutuel operations generated revenues of $5.4 million and the food and beverage operations at Gulfstream Park generated revenues of $2.0 million.

•
Maryland operations had revenues of $27.0 million for the nine-months ended September 30, 2010. Pimlico Race Course hosted 12 live race days during the second quarter of 2010 including the 135th Preakness Stakes, the second race of the Triple Crown of races.

•
Oregon operations had revenues of $4.5 million for the nine-months ended September 30, 2010 as Portland Meadows hosted one live race day during the second quarter of 2010 and operated as a simulcast venue in the third quarter of 2010.

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•
Revenues from our account wagering and totalisator operations had revenues of $29.9 million for the nine-months ended September 30, 2010. Account wagering revenues were negatively impacted by (i) certain credit card companies choosing to block internet gambling related transactions at XpressBet® during the quarter (see "RACING & GAMING BUSINESS — GOVERNMENT REGULATION IMPACTING THE RACING & GAMING BUSINESS — XpressBet®"), (ii) national wagering trends and (iii) horse inventory supply issues which resulted in many racetracks reducing live race days or experiencing lower average field size per race. Our totalisator operations were similarly impacted by these recent trends.

•
Reduction of revenues of $1.3 million as a result of intercompany eliminations related to transactions between our racetracks, account wagering operations and separate OTB facilities.

Purses, Awards and Other

Purses, awards and other were $63.8 million in the nine-months ended September 30, 2010, which reflects direct variable costs associated with our pari-mutuel, gaming, and totalisator operations. As a percentage of pari-mutuel revenues, pari-mutuel purses, awards and other costs were 62.2%, while gaming costs of sales were 61.9% of gaming revenues. These percentages were consistent with management's expectations.

Operating Costs

Operating costs were $55.4 million in the nine-months ended September 30, 2010 with no comparable figures as a result of MID's acquisition of the Transferred Assets effective April 30, 2010.

As a percentage of total racing, gaming and other revenues, operating costs were 46.9%, which exceeded management's expectations but reflected additional marketing costs incurred at Gulfstream Park and XpressBet® and at Pimlico Race Course relating to the Preakness Stakes, as well as lower daily handle at many of our racetracks which had a negative impact on the operating cost percentage given that many of our operating expenses are fixed.

General and Administrative

General administrative expenses were $16.4 million for the nine-months ended September 30, 2010 with no comparable figures as a result of MID's acquisition of the Transferred Assets effective April 30, 2010.

Depreciation and Amortization

Depreciation and amortization was $2.8 million and $2.6 million, respectively, for the nine-months ended September 30, 2010. Depreciation and amortization expense commenced from the date the Transferred Assets were acquired.

Interest Expense, Net

Net interest expense was $0.3 million for the nine-months ended September 30, 2010 and was attributable primarily to the outstanding term loan facility that was assumed by MID in connection with the acquisition of the Transferred Assets. The term loan facility was fully repaid on July 7, 2010.

Equity Loss (Income)

Equity loss for the nine-months ended September 30, 2010 of $5.9 million represents losses incurred on our investments in Maryland RE & R LLC (see "SIGNIFICANT MATTERS — TRANSACTIONS WITH PENN NATIONAL GAMING, INC."), The Village at Gulfstream Park™, HRTV, LLC and TrackNet Media Group LLC. The TrackNet Media Group LLC joint venture with Churchill Downs Incorporated is in the process of being dissolved. The equity loss for the nine-months ended September 30, 2010 exceeded management's expectations as a result of $4.1 million of costs (our share was $2.1 million) incurred by the Maryland operations relating to pursuing alternative gaming opportunities.

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Other Gains (Losses)

Other losses for the nine-months ended September 30, 2010 of $0.1 million represent the loss on deconsolidation as a result of the sale of a 49% interest in the Maryland Real Estate and Racing Venture and 51% interest in the Maryland Gaming Venture on July 1, 2010 (see "SIGNIFICANT MATTERS — TRANSACTIONS WITH PENN NATIONAL GAMING, INC.").

Income Tax Expense

Income tax expense for the nine-months ended September 30, 2010 was $0.1 million and represents current taxes relating to our totalisator operations located in Canada and Australia.

Net Loss

Net loss for the nine-months ended September 30, 2010 was $29.4 million. Overall, the loss is generally reflective of the seasonal nature of our Racing & Gaming Business and the national trend of declining pari-mutuel wagering activity.

LIQUIDITY AND CAPITAL RESOURCES

The Company generated cash flows from operations of $79.8 million in the nine-months ended September 30, 2010 and at September 30, 2010 had cash and cash equivalents of $111.8 million and shareholders' equity of $1.6 billion.

Cash Flow

Operating Activities

The Company generated cash flow from operations before changes in non-cash working capital balances of $62.6 million in the first nine-months of 2010 compared to $79.4 million in the prior year period. The increase in income from continuing operations of $12.0 million was more than offset by a $28.8 million decrease in non-cash items (see note 18(a) to the unaudited interim consolidated financial statements).

The change in non-cash balances was a source of cash of $17.2 million in the first nine-months of 2010 compared to a use of cash of $6.1 million in the first nine-months of 2009 (see note 18(b) to the unaudited interim consolidated financial statements). The increase in source of cash was primarily due to the decrease in receivable from reorganized MEC relating to the $19.9 million of proceeds received from the Debtors sale of Thistledown and $13.0 million from the receipt of directors' and officers' insurance proceeds, as well as a decrease in accounts receivable and accounts payable and accrued liabilities.

Investing Activities

Cash used in investing activities for the nine-months ended September 30, 2010 was $0.1 million, which includes a use of cash of $50.5 million for the acquisition of the Transferred Assets, loan advances of $13.8 million to MEC under the DIP Loan, capital expenditures of $10.1 million on property and fixed asset additions and $9.2 million on other asset additions, which consist primarily of funding to the Company's unconsolidated joint ventures. Offsetting these uses of cash were loan repayments from MEC of $60.8 million (see "LOANS RECEIVABLE FROM MEC") and $22.7 million relating to the proceeds from the disposition of the Company's 49% interest in MJC.

Financing Activities

Cash used in financing activities in the nine-months ended September 30, 2010 was $102.1 million. Borrowings on the Company's unsecured revolving credit facility of $71.1 million were offset with $38.4 million of repayments. In addition, bank indebtedness of $41.9 million and long-term debt of $74.0 million relating to the Transferred Assets were repaid. Repayments of $0.2 million were made relating to the mortgage payable due in January 2011. Dividends of $18.7 million were also paid in the nine-months ended September 30, 2010.

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Bank Financing

The Company has an unsecured senior revolving credit facility that is available by way of U.S. or Canadian dollar loans or letters of credit (the "MID Credit Facility") and matures on December 21, 2010, unless further extended with the consent of both parties. The maximum commitment available under the MID Credit Facility is $75.0 million which was reduced to $50.0 million on November 1, 2010. Interest on drawn amounts is calculated based on an applicable margin determined by the ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization. The Company is subject to interest at LIBOR or bankers' acceptance rates, in each case plus 4.50%, or the U.S. base or Canadian prime rate, in each case plus 3.50%. At September 30, 2010, the Company had Cdn. $33.0 million ($32.0 million) drawn under the MID Credit Facility (December 31, 2009 — no borrowings) and had issued letters of credit totalling $2.2 million (December 31, 2009 — $0.2 million). The weighted average interest on the loans outstanding under the MID Credit Facility at September 30, 2010 was 6.5%. As at November 11, 2010, Cdn. $24.0 million ($23.3 million) was drawn under the MID Credit Facility and $1.2 million of letters of credit were issued.

In December 2004, MID issued Cdn. $265.0 million of 6.05% senior unsecured debentures (the "Debentures") due December 22, 2016, at a price of Cdn. $995.70 per Cdn. $1,000.00 of principal amount. The Debentures rank equally with all of MID's existing and future senior unsecured indebtedness. At September 30, 2010, all of the Debentures remained outstanding. The total outstanding at September 30, 2010 was $255.2 million. On April 27, 2010, Dominion Bond Rating Service ("DBRS") downgraded the Company's investment grade rated Debentures from BBB (high) to BBB.

At September 30, 2010, the Company also had a mortgage payable in the amount of $2.2 million due in January 2011.

A wholly-owned subsidiary of the Company that owns and operates Santa Anita Park had a $7.5 million revolving loan facility under an existing credit facility with a U.S. financial institution that required that the aggregate outstanding principal be fully repaid over a period of 60 consecutive days during each year. The revolving loan facility was scheduled to mature on October 31, 2012. However, this facility was due on demand as a result of MEC filing Chapter 11 petitions on March 5, 2009. The revolving loan facility was secured by a first deed of trust on Santa Anita Park and the surrounding real property. In July 2010, the Company fully repaid the $3.9 million outstanding under the revolving loan facility. Borrowings under the revolving loan facility bore interest at the U.S. prime rate.

The wholly-owned subsidiary of the Company that owns and operates Santa Anita Park also had $55.9 million outstanding under its term loan facility, which bore interest at LIBOR plus 2.0%. In July 2010, the Company fully repaid the $55.9 million outstanding under the term loan facility. The term loan facility was repayable in monthly principal payments of $375 thousand until maturity. The term loan facility was scheduled to mature on October 31, 2012. However, this facility was due on demand as a result of MEC filing Chapter 11 petitions on March 5, 2009. The term loan was collateralized by a first deed of trust on Santa Anita Park and the surrounding real property.

At September 30, 2010, the Company's debt to total capitalization ratio was 15%.

Management believes that the Company's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

LOANS RECEIVABLE FROM MEC

On April 30, 2010, the outstanding balance of the loans receivable from MEC was settled as part of the Plan. These loans were comprised of: a bridge loan of up to $80.0 million (subsequently increased to $125.0 million) through a non-revolving facility (the "2007 MEC Bridge Loan"); project financing facilities made available to Gulfstream Park Racing Association, Inc. and Remington Park, Inc., the wholly-owned subsidiaries of MEC that owned and/or operated Gulfstream Park and Remington Park, respectively, in the amounts of $162.3 million and $34.2 million, respectively, plus costs and capitalized interest (together, the

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"MEC Project Financing Facilities"); a loan of up to a maximum commitment, subject to certain conditions being met, of $125.0 million (plus costs and fees) (the "2008 MEC Loan"); and the DIP Loan. The details of the loans are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2009, and remain substantially unchanged in respect of the third quarter ended September 30, 2010.

CONTROLS AND PROCEDURES

Changes in Internal Control over Financial Reporting

As a result of our acquisition of the Transferred Assets under the Plan on April 30, 2010, the consolidated operating results, financial condition and cash flows were materially impacted from the date of transfer through September 30, 2010. The internal controls and procedures of the Racing & Gaming Business have a material effect on our internal control over financial reporting. Refer to the accompanying unaudited interim consolidated financial statements for the three and nine-month periods ended September 30, 2010 for financial information concerning the Transferred Assets.

MID's management, including the Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, continue to evaluate the internal controls and procedures surrounding the Transferred Assets. During the third quarter of 2010, there were no changes in the internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Information on the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements is detailed in the annual financial statements and MD&A for the year ended December 31, 2009. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business. For further details of the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements, other than as discussed in this MD&A, refer to notes 2, 3, 11 and 21 to the unaudited interim consolidated financial statements.

RELATED PARTY TRANSACTIONS

Information about the Company's ongoing related party transactions is detailed in the annual financial statements and MD&A for the year ended December 31, 2009. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business. For further details of the Company's transactions with related parties, other than as discussed in this MD&A, refer to notes 1, 2 and 3 to the unaudited interim consolidated financial statements for the three and nine-month periods ended September 30, 2010.

OUTSTANDING SHARES

As at the date of this MD&A, the Company had 46,160,564 Class A Subordinate Voting Shares and 547,413 Class B Shares outstanding.

DIVIDENDS

In March 2010, May 2010 and August 2010, the Company declared a quarterly dividend with respect to the three-month periods ended December 31, 2009, March 31, 2010 and June 30, 2010, respectively. Dividends of $0.15 per Class A Subordinate Voting Share and Class B Share for the three-month periods ended December 31, 2009 and March 31, 2010 were paid on or about April 15, 2010 and June 15, 2010 to shareholders of record at the close of business on April 9, 2010 and May 28, 2010, respectively. Dividends of

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$0.10 per Class A Subordinate Voting Share and Class B Share for the three-month period ended June 30, 2010 were paid on or about September 15, 2010 to shareholders of record at the close of business on August 27, 2010. In respect of the three-month period ended September 30, 2010, the Board of the Company has declared a dividend of $0.10 per Class A Subordinate Voting Share and Class B Share, which will be paid on or about December 15, 2010 to shareholders of record at the close of business on November 26, 2010.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies and estimates that have arisen since the December 31, 2009 annual report are as follows:

Principles of Consolidation

We consolidate entities when we have the ability to control the operating and financial decisions and policies of that entity, including if the entity is determined to be a variable interest entity and we are the primary beneficiary. We apply the equity method of accounting where we can exert significant influence, but not control, over the operating and financial decisions and policies of the entity. We use the cost method of accounting where we are unable to exert significant influence over the entity.

Business Combinations

In a business combination, the Company recognizes separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While the Company uses best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, the estimates are inherently uncertain and subject to refinement. As a result, during the measurement period which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill for those respective entities that goodwill has been recorded or an adjustment to the loan loss provision. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of income.

Accounting for business combinations requires management to make significant estimates and assumptions, especially at the acquisition date with respect to the value of real estate properties, fixed assets, intangible assets, pre-acquisition contingencies and the determination of future tax balances associated with differences between estimated fair value and the tax bases of assets acquired and liabilities assumed. The fair value of the real estate properties was determined based on external real estate appraisals on a market approach using estimated prices at which comparable assets could be purchased and adjusted in respect of costs associated with conversion to use the properties contemplated in the real estate appraisal. The fair value of fixed assets, which include machinery and equipment and furniture and fixtures, was determined based on a market approach using current prices at which comparable assets could be purchased under similar circumstances. Intangible assets include customer contracts, software technology and a trademark. The fair value of the customer contracts was determined in consultation with an external valuator using a discounted cash flow analysis under the income valuation methodology. The income approach required estimating a number of factors including projected revenue growth, customer attrition rates, profit margin and the discount rate. The fair value of the software technology and trademark were determined based on the relief-from-royalty valuation methodology, which estimates the incremental cash flows accruing to the owner of the software technology or the trademark by virtue of the fact that the owner does not have to pay a royalty to another party for use of the asset.

For a given acquisition, the Company identifies certain pre-acquisition contingencies as of the acquisition date and may extend the review and evaluation of these pre-acquisition contingencies throughout the measurement period (up to one year from the acquisition date) in order to obtain sufficient information to assess whether the Company includes these contingencies as a part of the purchase price allocation and, if so, to determine their estimated amounts. If the Company determines that a pre-acquisition contingency is

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probable in nature and estimable as of the acquisition date, the Company will record its best estimate for such a contingency as a part of the preliminary purchase price allocation. The Company often continues to gather information for and re-evaluates pre-acquisition contingencies throughout the measurement period and if changes to the amounts recorded are required or if the Company identifies additional pre-acquisition contingencies during the measurement period, such amounts will be included in the purchase price allocation during the measurement period and, subsequently, in the results of operations. Pre-acquisition contingencies, among other things, include insurance recoveries MID is seeking to receive as compensation from MEC's directors' and officers' insurers, the finalization of litigation proceedings, including those against PA Meadows, LLC for any future payments under the holdback agreement relating to MEC's prior sale of the Meadows racetrack and Cushion Track Footing USA, LLC for failure to install a racing surface at Santa Anita Park suitable for purposes for which it was intended.

Employee Defined Benefit and Post Retirement Plans

The determination of the obligation and expense for defined benefit pension and other post retirement benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used can impact the recognized expense and recorded obligation in future periods. Significant changes in assumptions or significant new plan enhancements could materially affect our future employee benefit obligations and future expense.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Information on new accounting pronouncements and developments is detailed in the annual financial statements and MD&A for the year ended December 31, 2009. On a quarterly basis, the Company updates that disclosure for any material changes. The Company adopted a number of new accounting standards under U.S. GAAP that did not impact the Company's financial statements. For details of accounting standards adopted by the Company that did not impact the Company's financial statements, refer to note 1(e) to the unaudited interim consolidated financial statements.

RISKS AND UNCERTAINTIES

The following are some of the more significant risks that could affect our ability to achieve our desired results:

Real Estate Business

At September 30, 2010, all but 15 of our income-producing properties are leased to the Magna group. The tenants for the majority of the properties are non-public subsidiaries within the Magna group and Magna typically does not guarantee the obligations of its subsidiaries under their leases with us. As a result, our operating and net income and the value of our property portfolio would be materially adversely affected if the members of the Magna group became unable to meet their respective financial obligations under their leases.

Since the Magna group operates in the automotive parts industry, our business is, and for the foreseeable future will be, subject to conditions affecting the automotive industry generally. A decrease in the long-term profitability or viability of the automotive parts sector would have a material adverse impact on the financial condition of our tenants and could therefore adversely impact the value of our properties and our operating results. The industry in which Magna competes and the business it conducts are subject to a number of risks and uncertainties, including the following factors that may adversely affect the Magna group's operations in the automotive parts sector:

•
a slower than anticipated economic recovery or deterioration of economic conditions could have a material adverse effect on Magna's profitability and financial condition;

•
the continuation of current levels of, or declines in, automobile sales and production could have a material adverse effect on Magna's profitability;

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•
the bankruptcy of any of Magna's major customers, and the potential corresponding disruption of the automotive supply chain, could have a material adverse effect on Magna's profitability and financial condition;

•
the deterioration of the financial condition of some of Magna's suppliers as a result of current economic conditions and other factors could lead to significant supply chain disruptions and supplier bankruptcies or financial restructurings, which could have a material adverse effect on Magna's profitability or the significant, non-recurring costs;

•
Magna's short-term profitability could be adversely affected by the costs associated with rationalization and downsizing of some of its operations;

•
Magna recorded significant impairment charges in recent years and could record additional impairment charges in the future, which could have a material adverse effect on its profitability;

•
Magna's failure to identify and develop new technologies and to successfully apply such technologies to create new products could have a material adverse effect on its profitability and financial condition;

•
Magna's inability to diversify its sales could have a material adverse effect on its profitability; and

•
the consequences of shifting market shares among vehicles could have a material adverse effect on Magna's profitability.

Although we intend to lease additional properties to tenants other than the Magna group, it is unlikely that our dependence on the Magna group, and therefore the automotive industry, will be reduced significantly in the foreseeable future.

Virtually all the growth of our rental portfolio has been dependent on our relationship with the members of the Magna group as the tenants of our income-producing properties, as the customers for our development projects and as the source of our acquired properties. Although we have acted as the developer, real estate advisor, property manager and owner of a significant number of the industrial facilities of the Magna group since our inception, we have no assurance that we will continue to do so, and the level of business we have received from the Magna group has declined significantly over the past five years. We will be required to compete for any future business with the Magna group without any contractual preferential treatment.

Members of the Magna group have determined on occasion in the past and may increasingly in the future determine not to lease certain properties from us and not to renew certain leases on terms comparable to (or more favourable to us than) our existing arrangements with them, or at all. Moreover, particularly in light of the pressures in the automotive industry and Magna's current plant rationalization plan and our disputes with certain of our shareholders, the level of business that we have received from Magna has significantly declined over the past five years and we may not continue to be able to acquire new properties from the Magna group as we have done in the past.

Any adverse change in our business relationship with the Magna group could have an adverse effect on the growth and profitability of our business.

Virtually all of the growth of the Real Estate Business has resulted from the growth of the automotive parts business operated by the Magna group, including growth as a result of acquisitions. We expect to derive a portion of our future growth from continuing to build on our relationship with the Magna group so as to benefit from the Magna group's future growth. However, the Magna group may not be successful in maintaining its historical growth rate and may not undertake acquisitions of new facilities at the same rate as in the past. The Magna group's inability to maintain its historical level of growth would likely adversely affect our growth and the level of annualized lease payments that we receive.

MID management expects that given Magna's publicly disclosed strategy of continuously seeking to optimize its global manufacturing footprint, Magna may continue to rationalize facilities. Magna continues to be bound by the terms of the lease agreements for leased properties regardless of its plant rationalization strategy. However, in light of the importance of the relationship with Magna to the success of the Real Estate Business, MID management continues to evaluate alternatives that provide Magna with the flexibility it requires to operate its automotive business, including potentially releasing Magna from its obligation to continue to pay

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rent under these leases, and any additional leases that are or may become subject to the Magna plant rationalization strategy in the future, under certain circumstances. If the scope of Magna's rationalization of plants owned by MID expands, MID is at risk of having the credit rating of its debt downgraded. Should this occur, our ability to access the capital markets would be adversely affected and our borrowing costs would significantly increase.

On May 6, 2010, Magna announced that it has entered into a transaction agreement with the Stronach Trust, our controlling shareholder, under which holders of Magna's Class A Subordinate Voting Shares would be given the opportunity to decide whether to eliminate the dual class share capital structure through which the Stronach Trust has controlled Magna. Effective August 31, 2010 Magna's dual class share capital structure described above was eliminated pursuant to a court-approved plan of arrangement and approval by Magna's shareholders and the Ontario Superior Court resulting in the Stronach Trust no longer having a controlling interest in Magna. As a result, MID and Magna have ceased to be under common control and our foreign earnings will be subject to a significantly higher rate of tax which will adversely affect our after-tax results of operations and FFO. In addition, there is uncertainty whether the cessation of control of Magna by the Stronach Trust would have any impact on our relationship with Magna.

We face a variety of risks in relation to the land held by our Real Estate Business for purposes other than industrial development. While Magna-related industrial developments have a certain degree of predictability associated with them in that we generally have a predefined use and tenant for a given property, general development projects are more speculative and there can be no assurance that we will be able to successfully and profitably develop such properties if we undertake to do so. In that respect, we are exposed to the standard real estate development industry risks including the inability to obtain approvals from the requisite authorities on a timely basis or at all, development costs exceeding the economic value of the land, cost overruns and development and construction delays due to unforeseen factors such as the lack of municipal services or traffic capacity. In addition, the general real estate industry is subject to economic cycles that can result in fluctuating land and property values that have an effect on development projects.

From time to time, we may attempt to minimize or hedge our exposure to the impact that changes in foreign currency rates or interest rates may have on the Real Estate Business' revenue and debt liabilities through the use of derivative financial instruments. The use of derivative financial instruments, including forwards, futures, swaps and options, in our risk management strategy carries certain risks, including the risk that losses on a hedge position will reduce our profits and the cash available for development projects or dividends. A hedge may not be effective in eliminating all the risks inherent in any particular position. Our profitability may be adversely affected during any period as a result of the use of derivatives.

A substantial majority of our current property portfolio is located outside of the U.S. and generates lease payments that are not denominated in U.S. dollars. Since we report our financial results in U.S. dollars and do not currently hedge our non-U.S. dollar rental revenues, we are subject to foreign currency fluctuations that could, from time to time, have an adverse impact on our financial position or operating results.

Leases representing the majority of our total leaseable area do not expire until 2013 or later. Our leases generally provide for periodic rent escalations based on specified percentage increases or a consumer price index adjustment, subject in some cases to a cap. As a result, the long-term nature of these leases limits our ability to increase rents contemporaneously with increases in market rates and may therefore limit our revenue growth and the market value of our income-producing property portfolio.

The rights of first refusal that we have granted to our tenants in most of our significant leases may deter third parties from incurring the time and expense that would be necessary for them to bid on our properties in the event that we desire to sell those properties. Accordingly, these rights of first refusal may adversely affect our ability to sell our properties or the prices that we receive for them upon any sale. In addition, the rights of first refusal may adversely affect the market value of our income-producing property portfolio.

We compete for suitable real estate investments with many other parties, including real estate investment trusts, insurance companies and other investors (both Canadian and foreign), which are currently seeking, or which may seek in the future, real estate investments similar to those desired by us. Some of our competitors may have greater financial and operational resources, or lower required return thresholds, than we do. Accordingly, we may not be able to compete successfully for these investments. Increased competition for

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real estate investments resulting, for example, from increases in the availability of investment funds or reductions in financing costs would tend to increase purchase prices and reduce the yields from the investments.

Real Estate Industry

Because we own, lease and develop real property, we are subject to the risks generally incident to investments in real property. The investment returns available from investments in real estate depend in large part on the amount of income earned and capital appreciation generated by the properties, as well as the expenses incurred. We may experience delays and incur substantial costs in enforcing our rights as lessor under defaulted leases, including costs associated with being unable to rent unleased properties to new tenants on a timely basis or with making improvements or repairs required by a new tenant. In addition, a variety of other factors outside of our control affect income from properties and real estate values, including environmental laws and other governmental regulations, real estate, zoning, tax and eminent domain laws, interest rate levels and the availability of financing. For example, new or existing environmental, real estate, zoning or tax laws can make it more expensive or time consuming to develop real property or expand, modify or renovate existing structures. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decreases. In addition, real estate investments are often difficult to sell quickly. Similarly, if financing becomes less available, it becomes more difficult both to acquire and to sell real property. Moreover, governments can, under eminent domain laws, take real property. Sometimes this taking is for less compensation than the owner believes the property is worth. Although we are geographically diversified, any of these factors could have a material adverse impact on our results of operations or financial condition in a particular market.

We intend to develop properties as suitable opportunities arise, taking into consideration the general economic climate. Real estate development has a number of risks, including risks associated with:

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construction delays or cost overruns that may increase project costs;

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receipt of zoning, occupancy and other required governmental permits and authorizations;

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development costs incurred for projects that are not pursued to completion;

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natural disasters, such as earthquakes, hurricanes, floods or fires that could adversely impact a project;

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ability to raise capital; and

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governmental restrictions on the nature or size of a project.

Our development projects may not be completed on time or within budget, and there may be no market for the new use after we have completed development, either of which could adversely affect our operating results.

We may be unable to lease a vacant property in our portfolio (including those vacated as part of Magna's plant rationalization strategy) on economically favourable terms, particularly properties that were designed and built with unique features or are located in secondary or rural markets. In addition, we may not be able to renew an expiring lease or to find a new tenant for the property for which the lease has expired, in each case on terms at least as favourable as the expired lease. Renewal options are generally based on changes in the consumer price index or prevailing market rates. Market rates may be lower at the time of the renewal options, and accordingly, leases may be renewed at lower levels of rent than are currently in place. Our tenants may fail to renew their leases if they need to relocate their operations as a result of changes in location of their customers' operations or if they choose to discontinue operations as a result of the loss of business.

Many factors will affect our ability to lease vacant properties, and we may incur significant costs in making property modifications, improvements or repairs required by a new tenant. In addition, we may incur substantial costs in protecting our investments in leased properties, particularly if we experience delays and limitations in enforcing our rights against defaulting tenants. Furthermore, if one of our tenants rejects or terminates a lease under the protection of bankruptcy, insolvency or similar laws, our cash flow could be materially adversely affected. The failure to maintain a significant number of our income-producing properties under lease would have a material adverse effect on our financial condition and operating results.

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Under various federal, state, provincial and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in an affected property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate properly, may materially impair the value of our real property assets or adversely affect our ability to borrow by using such real property as collateral. Certain environmental laws and common law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials, into the environment, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released asbestos-containing materials or other hazardous materials. As an owner of properties, we are subject to these potential liabilities.

Capital and operating expenditures necessary to comply with environmental laws and regulations, to defend against claims of liability or to remediate contaminated property may have a material adverse effect on our results of operations and financial condition. We may also become subject to more stringent environmental standards as a result of changes to environmental laws and regulations, compliance with which may have a material adverse effect on our results of operations and financial condition. Moreover, environmental laws may impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated, limiting development or expansion of our property portfolio or requiring significant expenditures.

Proceeds From Lone Star Park

The risks and uncertainties relating to the sale of Lone Star LP pursuant to the Plan include, among others:

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that the closing does not occur or is delayed;

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if closing does not occur, it is uncertain as to how long the process for the marketing and sale of such asset will take; and

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if closing does not occur, there is uncertainty as to whether or at what price such asset will be sold or whether any bids by any third party for such asset will materialize or be successful.

Racing & Gaming Business

Government Regulations and Approvals

The passage of legislation permitting alternative gaming at racetracks, such as slot machines, video lottery terminals and other forms of non-pari-mutuel gaming, can be a long and uncertain process. A decision to prohibit, delay or remove alternative gaming rights at racetracks by the government or the citizens of a state, or other jurisdiction, in which we own or operate a racetrack, could adversely affect our business or prospects.

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Florida currently allows alternative gaming to be conducted at Gulfstream Park. Oregon permits a limited number of video lottery terminal machines to be operated at our racetrack and our network of off-track betting centers, as well as bars and taverns located throughout the state. (For Maryland see "RACING & GAMING BUSINESS — GOVERNMENT REGULATIONS IMPACTING THE RACING & GAMING BUSINESS — Maryland").

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In the event that alternative gaming legislation is enacted in additional jurisdictions, there can be no certainty as to the terms of such legislation or regulations, including the timetable for commencement, the conditions and feasibility of operation and whether alternative gaming rights are to be limited to racetracks. If we proceed to conduct alternative gaming at any of our racetracks, there may be significant costs and other resources to be expended, and there will be significant risks involved, including the risk of changes in the enabling legislation, that may have a material adverse effect on the relevant racetrack's operations and profitability.

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Both our pari-mutuel gaming and alternative gaming activities at racetracks are dependent on governmental regulation and approvals. Amendments to such regulation or the failure to obtain such approvals could adversely affect our business. In addition, compliance with new requirements mandated by

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  regulators can represent a significant cost and, in the event those requirements must be met quickly, could lead to operational difficulties.

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All our pari-mutuel wagering and alternative gaming operations at racetracks are contingent upon the continued governmental approval of these operations as forms of legalized gaming. All our current gaming operations are subject to extensive governmental regulation and could be subjected at any time to additional or more restrictive regulation, or banned entirely. We may be unable to obtain, maintain or renew all governmental licenses, registrations, permits and approvals necessary for the operation of our pari-mutuel wagering and other gaming facilities. Licenses to conduct live horse racing and wagering, simulcast wagering, account wagering and alternative gaming at racetracks must be obtained from each jurisdiction's regulatory authority, in many cases annually. The denial, loss or non-renewal of any of our licenses, registrations, permits or approvals may materially limit the number of races we conduct or the form or types of pari-mutuel wagering and other gaming activities we offer, and could have a material adverse effect on our business. In addition, we currently devote significant financial and management resources to complying with the various governmental regulations to which our operations are subject. Any significant increase in governmental regulation would increase the amount of our resources devoted to governmental compliance, could substantially restrict our business, and could materially adversely affect our operating results.

Any future expansion of our pari-mutuel and gaming operations will likely require us to obtain additional governmental approvals or, in some cases, amendments to current laws governing such activities.

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The high degree of regulation in the pari-mutuel and gaming industry is a significant obstacle to our growth strategy, especially with respect to alternative gaming at racetracks and account wagering, including telephone, interactive television and internet-based wagering. Currently, non-pari-mutuel gaming is only offered at two U.S. racetracks we own, Gulfstream Park and Portland Meadows, at which we offer a limited number of video lottery terminal machines. (For Maryland see "RACING & GAMING BUSINESS — GOVERNMENT REGULATIONS IMPACTING THE RACING& GAMING BUSINESS — Maryland").

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Account wagering in the U.S. may currently be conducted only through hubs or bases located in certain states. Our expansion opportunities with respect to account wagering will be limited unless more states amend their laws to permit account wagering or, in the alternative, if states take action to make such activities unlawful. In addition, the licensing and legislative amendment processes can be both lengthy and costly, and we may not be successful in obtaining required legislation, licenses, registrations, permits and approvals.

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In the past, certain state attorneys general, district attorneys and other law enforcement officials have expressed concern over the legality of interstate account wagering. In December 2000, legislation was enacted in the U.S. that amends the Interstate Horseracing Act of 1978. We believe that this amendment clarifies that inter-track simulcasting, off-track betting and account wagering, as currently conducted by the U.S. horse racing industry, are authorized under U.S. federal law. The amendment may not be interpreted in this manner by all concerned, however, and there may be challenges to these activities by both state and federal law enforcement authorities, which could have a material adverse impact on our business, financial condition, operating results and prospects.

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In addition, the U.S. Congress passed, in September 2006, the Unlawful Internet Gambling Enforcement Act. This act prohibits the use of credit cards, checks, electronic funds transfers and certain other funding methods for most forms of internet gambling. This law and its accompanying regulations contain an exemption which, at the very least, permits such funding for pari-mutuel account wagering conducted in compliance with the Interstate Horseracing Act. It is unclear at this time, however, whether an interpretation and enforcement of this new law and its accompanying regulations will require us to curtail our account wagering operations. If our operations need to be curtailed, we may suffer a materially adverse impact on our account wagering business which, in turn could have a materially adverse impact on our business, financial condition, operating results and financial performance.

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It also is unclear at this time the extent to which financial institutions, such as banks, credit card companies and payment processors, will nonetheless block otherwise exempt transactions, such as those funding transactions made in connection with lawful pari-mutuel wagering on horse racing. To the extent a large

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  number of banks and payment processors elect to block these otherwise exempt transactions, it could have a material adverse impact on our account wagering business which, in turn, could have a materially adverse impact on our business, financial condition, operating results and financial performance.

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Finally, since the passage of the federal Unlawful Internet Gambling Enforcement Act in the U.S., it is unclear just how federal and/or state prosecutors will address wagers that involve parties from outside the U.S. If this new act is interpreted as prohibiting international wagers, it will have a material adverse effect on our business, financial condition, operating results and financial performance.

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Even before the passage of the Unlawful Internet Gambling Enforcement Act, certain financial institutions began blocking the use of credit cards issued by them for internet gambling, either voluntarily or as part of a settlement with the office of the Attorney General for New York. State legislation or actions of this nature by a state's Attorney General or state agency, if enacted or implemented without providing for a meaningful exception to allow account wagering to be conducted as it is currently being conducted by the U.S. horse racing industry, could inhibit account wagering by restricting or prohibiting its use altogether or, at a minimum, by restricting or prohibiting the use of credit cards and other commonly used financial instruments to fund wagering accounts. If enacted or implemented, these or any other forms of legislation or practices restricting account wagering could cause our business and its growth to suffer.

Uncertainty as to the effect of Congress' attempt to eliminate the federal income tax withholding requirement on winning wagers by foreign nationals could subject us to tax liability.

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In October 2004, a bill was enacted to enable U.S. pari-mutuel wagering operators to accept wagers from foreign nationals located in foreign countries into their pari-mutuel pools. The previous law required U.S. pari-mutuel wagering operators to withhold federal income tax on any winning wagers placed by foreign nationals located in foreign countries. Any failure to withhold income tax from these wagers made the payer entity liable. We believe that the new law reflects Congress' intent to eliminate the tax withholding requirement from winning pari-mutuel wagers placed by foreign nationals located in foreign countries. In the absence of specific rules expressing how this new law is to be interpreted, however, there is a risk that the law will be interpreted differently from Congress' apparent intent, thus imposing an obligation on tracks to continue withholding federal income tax from winning wagers by foreign nationals located in foreign countries. This uncertainty could expose us to tax liability if it is determined that our method for accepting foreign wagers into our pools is incorrect. Any resulting tax liability imposed on us could have a material adverse impact on our revenues and financial performance.

Some jurisdictions view our operations primarily as a means of raising taxes, and therefore we are particularly vulnerable to additional or increased taxes and fees.

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We believe that the prospect of raising significant additional revenue through taxes and fees is one of the primary reasons that certain jurisdictions permit legalized gaming. As a result, gaming companies are typically subject to significant taxes and fees in addition to the normal federal, state and local income taxes, and such taxes and fees may be increased at any time. From time to time, legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry.

Competitive Environment

Gaming companies that operate on-line and offer internet-based wagering services may materially adversely affect our operating results.

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Gaming companies that operate on-line and offer internet-based wagering services often do not have the same level of overhead as we do as they do not have similar capital expenditure requirements, which often results in those companies being able to offer services at discount prices. In addition, unlike traditional operations, like ours, these off-shore online operators often do not pay certain percentages of handle to local horsemen, state regulatory agencies and other possible entities in accordance with applicable U.S. federal and state law and horse industry regulations, which means those operators are able to attract U.S. based customers that might otherwise use our services by offering rebates we cannot afford to offer.

Our strategy of increasing international distribution of North American horse racing may not be successful.

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We believe that there is a demand for North American horse racing in the international market, but we may not be correct in our belief. Our plan to distribute our content internationally has not been successfully carried out by any other company to date. We are spending financial capital and deploying human capital in an effort to capture the international market. If we are not successful, it may have a material adverse effect on our ability to meet any future revenue expectations and, therefore, our operating results.

We face significant competition from other racetrack operators, including those in states where more extensive gaming options are authorized, which could hurt our operating results.

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We face significant competition in each of the jurisdictions in which we operate racetracks and we expect this competition to intensify as new racetrack operators enter our markets and existing competitors expand their operations and consolidate management of multiple racetracks. In addition, the introduction of legislation enabling slot machines or video lottery terminals to be installed at racetracks in certain states allows those racetracks to increase their purses and compete more effectively with us for the business of horse owners, trainers and customers. Competition from existing racetrack operators, as well as the addition of new competitors, may have a material adverse effect on our future performance and operating results.

Competition from non-racetrack gaming operators may reduce the amount wagered at our facilities and on races conducted at our facilities and materially adversely affect our operating results.

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We compete for customers with casinos, sports wagering services and other non-racetrack gaming operators, including government sponsored lotteries, which benefit from numerous distribution channels, including supermarkets and convenience stores, as well as from frequent and extensive advertising campaigns. We do not enjoy the same access to the gaming public or possess the advertising resources that are available to government sponsored lotteries as well as some of our other non-racetrack competitors, which may adversely affect our ability to compete effectively with them.

We currently face significant competition from Internet and other forms of account wagering, which may reduce our profitability.

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Internet and other account wagering gaming services allow their customers to wager on a wide variety of sporting events and casino games from home. Although many on-line wagering services are operating from offshore locations in violation of U.S. law by accepting wagers from U.S. residents, they may divert wagering dollars from legitimate wagering venues such as our racetracks and account wagering operations. Moreover, our racetrack operations generally require greater ongoing capital expenditures in order to expand our business than the capital expenditures required by internet and other account wagering gaming operators. Currently, we cannot offer the diverse gaming options provided by many internet and other account wagering gaming operators and may face significantly greater costs in operating our business. Our inability to compete successfully with these operators could be materially adverse to our business. In addition, the market for account wagering is affected by changing technology. Our ability to anticipate such changes and to develop and introduce new and enhanced services on a timely basis will be a significant factor in our ability to expand, remain competitive and attract new customers.

XpressBet® and HRTV™ may not be able to enter into agreements with additional content owners.

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TVG is the main competitor with XpressBet® in the account wagering business and is also the main competitor of HRTV™ in the television business. In the event TVG is able to sign other horseracing content owners to exclusive agreements for either or both of televising races and accepting account wagering on races, as has been their past business practice, those content owners will not be able to make available their content to XpressBet® (for purposes of account wagering), and HRTV™ (for purposes of televising races), respectively, which will in turn negatively impact our ability to attract additional customers.

Expansion of gaming conducted by Native American groups may lead to increased competition in our industry, which may negatively impact our growth and profitability.

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In March 2000, the California state constitution was amended, resulting in the expansion of gaming activities permitted to be conducted by Native American groups in California. This has led to, and may continue to lead to, increased competition and may have an adverse effect on the profitability of Santa Anita Park and

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  Golden Gate Fields and our future growth in California. It may also affect the purses that those tracks are able to offer and therefore adversely affect our ability to attract top horses.

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Several Native American groups in Florida have previously expressed interest in opening or expanding existing casinos in southern Florida, which could compete with Gulfstream Park and reduce its profitability.

A decline in the popularity of horse racing could adversely impact our business.

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The popularity of horse racing is important to our operating results. Public tastes are unpredictable and subject to change. Any decline in interest in horse racing or any change in public tastes may adversely affect our revenues and, therefore, our operating results.

Declining on-track attendance and increasing competition in simulcasting may materially adversely affect our operating results.

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There has been a general decline in the number of people attending and wagering at live horse races at North American racetracks due to a number of factors, including increased competition from other forms of gaming, unwillingness of customers to travel a significant distance to racetracks and the increasing availability of off-track and account wagering. The declining attendance at live horse racing events has prompted racetracks to rely increasingly on revenues from inter-track, off-track and account wagering markets. A continued decrease in attendance at live events and in on-track wagering, as well as increased competition in the inter-track, off-track and account wagering markets, could lead to a decrease in the amount wagered at our facilities and on races conducted at our racetracks and may materially adversely affect our business, financial condition, operating results and prospects.

Industry controversies could cause a decline in bettor confidence and result in changes to legislation, regulation, or industry practices of the horse racing industry, which could materially reduce the amount wagered on horse racing and increase our costs, and therefore adversely affect our revenue and operating results.

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In general, the pari-mutuel wagering industry is adversely affected by negative information that can erode bettor confidence. Any investigation (whether or not charges are ultimately laid) or any materially negative information arising out of an investigation by the FBI or any other federal, state or industry investigative or regulatory body, including, without limitation, any negative information concerning the internal controls and security of totalisator systems related to pari-mutuel wagering activities, may materially reduce the amount wagered on horse racing. Such a reduction would likely negatively impact the revenue and earnings of companies engaged in the horse racing industry, including ourselves.

If we pay persons who place fraudulent "winning" wagers, we would remain liable to pay the holders of the proper winning wagers the full amount due to them.

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We may be subject to claims from customers for fraudulent "winning" wagers. If we paid those claims, we would remain liable to the holders of the proper winning wagers for the full amount due to them and would have the responsibility to attempt to recover the money that we paid on the fraudulent claims. We may not be able to recover that money, which would adversely affect our operating results.

Seasonality, Climate and Environmental Factors

Our operating results fluctuate seasonally and may be impacted by a reduction in live racing dates due to regulatory factors.

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We experience significant fluctuations in quarterly operating results due to the seasonality associated with the racing schedules at our racetracks. Generally, our revenues from racetrack operations are greater in the first quarter of the calendar year than in any other quarter. We have a limited number of live racing dates at each of our racetracks and the number of live racing dates varies somewhat from year to year. The allocation of live racing dates in most of the jurisdictions in which we operate is subject to regulatory approval from year to year and, in any given year, we may not receive the same or more racing dates than we have had in prior years. We are also faced with the prospect that competing racetracks may seek to have some of our historical dates allocated to them. A significant decrease in the number of our live racing dates would likely reduce our revenues and cause our business to suffer.

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Unfavourable weather conditions may result in a reduction in the number of races we hold.

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Since horse racing is conducted outdoors, unfavourable weather conditions, including extremely high or low temperatures, excessive precipitation, storms or hurricanes, may cause races to be cancelled or may reduce attendance and wagering. Since a substantial portion of our operating expenses are fixed, a reduction in the number of races held or the number of horses racing due to unfavourable weather would reduce our revenues and cause our business to suffer.

An earthquake in California could interrupt our operations at Santa Anita Park and Golden Gate Fields, which would adversely impact our cash flow from these racetracks.

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Two of our largest racetracks, Santa Anita Park and Golden Gate Fields, are located in California and are therefore subject to greater earthquake risks than our other operations. We do not maintain significant earthquake insurance on the structures at our California racetracks. We maintain fire insurance for fire risks, including those resulting from earthquakes, subject to policy limits and deductibles. There can be no assurance that the recoverable amount of insurance proceeds will be sufficient to fully cover reconstruction costs and other losses. If an uninsured or underinsured loss occurs, we could lose anticipated revenue and cash flow from our California racetracks.

A severe hurricane hitting the Miami area could interrupt our operations at Gulfstream Park, which would adversely impact our cash flow from this track.

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Gulfstream Park is located in Aventura, Florida, just inland from the Atlantic Ocean. Gulfstream Park has been built to withstand severe winds but significant flooding resulting from a hurricane or other tropical storm could result in significant damage to the facility. If the facility sustained serious damage, the operations and results would be negatively impacted.

We face strict environmental regulation and may be subject to liability for environmental damage, which could materially adversely affect our financial results.

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We are subject to a wide range of requirements under environmental laws and regulations relating to waste water discharge, waste management and storage of hazardous substances. Compliance with environmental laws and regulations can, in some circumstances, require significant capital expenditures. Moreover, violations can result in significant penalties and, in some cases, interruption or cessation of operations. The California Water Quality Board requires that Santa Anita Park apply for, and keep in force, a wastewater discharge permit which governs and regulates the amount of contaminated water that may be discharged into the storm drain and the water table as a result of maintenance of the horse population on site. With the issuance of the permit, there are certain compliance efforts that the California Water Quality Board has requested that management address over the five-year permit period. The California Water Quality Board has not given deadlines for immediate compliance nor is our current permit at risk for non-compliance. Citations are not expected unless Santa Anita Park does not make an effort to comply. Upon receipt of the permit, we commenced discussions with the California Water Quality Board regarding the nature of the compliance requests and commenced the planning process as to how the Company would address these requirements. Given the fact that a number of these remediation requirements would be better addressed through capital projects rather than merely a repair or fix of existing facilities, the ultimate cost of remediation will be impacted by the decision on how to best address the remediation requirements.

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Furthermore, we may not have all required environmental permits and we may not otherwise be in compliance with all applicable environmental requirements. Where we do not have an environmental permit but one may be required, we will determine if one is in fact required and, if so, will seek to obtain one and address any related compliance issues, which may require significant capital expenditures.

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Various environmental laws and regulations in the U.S. impose liability on us as a current or previous owner and manager of real property, for the cost of maintenance, removal and remediation of hazardous substances released or deposited on or in properties now or previously owned or managed by us or disposed of in other locations. Our ability to sell properties with hazardous substance contamination or to borrow money using that property as collateral may also be uncertain. Changes to environmental laws and regulations, resulting in more stringent terms of compliance, or the enactment of new environmental legislation, could expose us to additional liabilities and ongoing expenses.

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Any of these environmental issues could have a material adverse effect on our business.

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Union Contracts and Industry Association Agreements

We periodically enter into agreements with third parties over whom we have limited control but whose conduct could affect the licenses that we hold in various jurisdictions.

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From time to time, we may enter into agreements with third parties over whom we have limited control. Conduct arising from or related to these agreements or joint venture arrangements could have an impact on the various licenses that our subsidiaries hold in multiple jurisdictions. Such impact could have a material adverse impact on us or our financial condition, operating results or prospects, primarily through the impact associated with any loss, denial, suspension or other penalty imposed on such licenses.

The profitability of our racetracks is partially dependent upon the size and health of the local horse population in the areas in which our racetracks are located.

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Horse population is a factor in a racetrack's profitability because it generally affects the average number of horses (i.e. the average "field size") that run in races. Larger field sizes generally mean increased wagering and higher wagering revenues due to a number of factors, including the availability of exotic bets (such as "exacta" and "trifecta" wagers). Various factors have led to both short-term and long-term declines in the horse population in certain areas of the country, including competition from racetracks in other areas, declining levels of wagering on horse racing, increased costs and changing economic returns for owners and breeders, and the spread of various debilitating and contagious equine diseases. If any of our tracks are faced with a sustained outbreak of a contagious equine disease, or if we are unable to attract horse owners to stable and race their horses at our tracks by offering a competitive environment, including improved facilities, well-maintained racetracks, better living conditions for backstretch personnel involved in the care and training of horses stabled at our tracks, and a competitive purse structure, our profitability could decrease. In the event other serious diseases present themselves and pose a serious threat to the horse population and/or people working in our operations, we may be required to cease operations at affected locations until such time as the threat has passed, in which case our operations would likely be negatively impacted.

We depend on agreements with our horsemen's industry associations to operate our business.

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The U.S. Interstate Horseracing Act of 1978, as well as various state racing laws, require that, in order to simulcast races and, in some cases conduct live racing, we have written agreements with the horsemen at our racetracks, which are represented by industry associations. In some jurisdictions, if we fail to maintain operative agreements with the industry associations, we may not be permitted to conduct live racing or simulcasting at tracks or account wagering from hubs located within those jurisdictions. In addition, our simulcasting agreements are generally subject to the approval of the industry associations. Should we fail to renew existing agreements with the industry associations on satisfactory terms or fail to obtain approval for new simulcast agreements, we would lose revenues and our operating results would suffer.

If we are unable to continue to negotiate satisfactory union contracts, some of our employees may commence a strike. A strike by our employees or a work stoppage by backstretch personnel, who are employed by horse owners and trainers, may lead to lost revenues and could have a material adverse effect on our business.

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As of September 30, 2010, we employed approximately 3,600 employees, approximately 2,300 of whom were represented by unions. A strike or other work stoppage by our employees could lead to lost revenues and have a material adverse effect on our business, financial condition, operating results and prospects. In addition, legislation in California in 2002 facilitated the organization of backstretch personnel. A strike by backstretch personnel could, even though they are not our employees, lead to lost revenues and therefore adversely affect our operating results.

Real Estate Ownership and Development Risks

The ownership and development of real estate held by the Racing & Gaming Business is subject to risks set out above under "Risks and Uncertainties — Real Estate Industry". In addition, redevelopment projects at our racetracks may result in a write down of the value of certain assets and may cause temporary disruptions of our racing operations. The redevelopment of excess land surrounding a racetrack or replacing racing surfaces, grandstands and the backstretch facilities could disrupt operations creating not only delays to the racing season, including lost days, but the perceived inconveniences can contribute to reduced attendance.

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SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share information)

	Q4'08	Q1'09	Q2'09	Q3'09	Q4'09	Q1'10	Q2'10	Q3'10
Revenue:
Real Estate Business	$54,495	$53,819	$55,161	$57,012	$58,042	$44,563	$43,495	$42,767
MEC/Racing & Gaming(2),(3)	114,655	152,935	—	—	—	—	69,670	48,414
Eliminations(1)	(13,652)	(9,636)	—	—	—	—	—	—

	$155,498	$197,118	$55,161	$57,012	$58,042	$44,563	$113,165	$91,181

Income (loss) from continuing operations attributable to MID:
Real Estate Business(4)	$32,372	$25,161	$31,329	$28,027	$(72,800)	$15,129	$17,880	$31,349
MEC/Racing & Gaming(3),(5),(6)	(77,974)	(54,763)	—	—	—	—	(6,215)	(23,176)
Eliminations(1)	(642)	(107)	—	—	—	—	—	—

	$(46,244)	$(29,709)	$31,329	$28,027	$(72,800)	$15,129	$11,665	$8,173

Net income (loss) attributable to MID:
Real Estate Business(4)	$32,372	$25,161	$31,329	$28,027	$(72,800)	$15,129	$17,880	$31,349
MEC/Racing & Gaming(3),(5),(6),(7)	(86,871)	(54,342)	—	—	—	—	(6,215)	(23,176)
Eliminations(1)	36	336	—	—	—	—	—	—

	$(54,463)	$(28,845)	$31,329	$28,027	$(72,800)	$15,129	$11,665	$8,173

Basic and diluted earnings (loss) per share from continuing operations	$(0.99)	$(0.64)	$0.67	$0.60	$(1.56)	$0.32	$0.25	$0.18

Basic and diluted earnings (loss) per share	$(1.17)	$(0.62)	$0.67	$0.60	$(1.56)	$0.32	$0.25	$0.18

FFO
Real Estate Business(4)	$42,432	$34,927	$41,459	$38,347	$(61,873)	$25,658	$28,088	$42,806

Diluted FFO per share
Real Estate Business(4)	$0.91	$0.75	$0.89	$0.82	$(1.32)	$0.55	$0.60	$0.92

Diluted shares outstanding	46,708	46,708	46,708	46,708	46,708	46,708	46,708	46,708

(1)
MEC's results of operations are included in the Company's consolidated results of operations up to the Petition Date (see "SIGNIFICANT MATTERS — Deconsolidation of MEC"). The Racing & Gaming Business results of operations are included in the Company's consolidated results of operations subsequent to the effective date of the Plan (see "SIGNIFICANT MATTERS — MEC's Bankruptcy"). Transactions and balances between the Real Estate Business and MEC/Racing & Gaming Business have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions and balances between these two segments, which are further described in note 1(a) to the unaudited interim consolidated financial statements, are eliminated in the consolidated results of operations and financial position of the Company for periods prior to the Petition Date and subsequent to the effective date of the Plan.

(2)
Excludes MEC's discontinued operations.

(3)
Most of the racetracks operate for prescribed periods each year. As a result, the racing business is seasonal in nature and racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. The racing operations have historically operated at a loss in the second half of the year, with the third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenues and operating results included in the Company's consolidated financial statements prior to the Petition Date (see "SIGNIFICANT MATTERS — Deconsolidation of MEC") and subsequent to the effective date of the Plan (see "SIGNIFICANT MATTERS — MEC's Bankruptcy").

(4)
The Real Estate Business' results for 2010 includes (i) $4.5 million ($2.8 million net of income taxes) and $3.4 million ($2.1 million net of income taxes) in the first and second quarters, respectively, of advisory and other costs incurred in connection with MID's involvement in the Debtors' Chapter 11 process (see "SIGNIFICANT MATTERS — MEC's Bankruptcy — Chapter 11 Filing and Plan of Reorganization"), (ii) a $10.0 million ($6.1 million net of income taxes) and $18.7 million ($11.4 million net of income taxes) in the second and third quarters respectively, of a recovery of the impairment provision relating to loans receivable from MEC and (iii) a $1.2 million loss on disposal of real estate in the third quarter.

  The Real Estate Business' results for 2009 include (i) $7.0 million ($4.6 million net of income taxes) of advisory and other costs incurred in the first quarter in connection with a reorganization proposal announced in November 2008 and evaluating MID's relationship with MEC, including MID's involvement in the Debtors' Chapter 11 process (including the Stalking Horse Bid and the DIP Loan — see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Plan of Reorganization"), (ii) a $0.5 million adjustment to the carrying values of the MEC loan facilities on deconsolidation of MEC (see "SIGNIFICANT MATTERS — Deconsolidation of MEC") in the first quarter, (iii) $1.4 million, $5.3 million and $8.8 million, respectively ($1.0 million, $3.6 million and $5.9 million, respectively, net of income taxes) of advisory and other costs incurred in the second, third and fourth quarters in connection with evaluating

MI Developments Inc.      2010    53

  MID's relationship with MEC, including MID's involvement in the Debtors' Chapter 11 process and matters heard by the OSC, (iv) a $0.3 million gain on disposal of real estate previously classified as "properties held for sale" in the third quarter, (v) a $4.5 million ($2.7 million net of income taxes) write-down of long-lived assets in the fourth quarter of 2009, (vi) a $90.8 million ($85.2 million net of income taxes) impairment provision relating to loans receivable from MEC and (vii) $7.8 million currency translation loss realized from a capital transaction that gave rise to a reduction in the net investment in a foreign operation in the fourth quarter.

  The Real Estate Business' results for 2008 include (i) net recoveries of $0.9 million ($0.6 million net of income taxes) in the fourth quarter of costs incurred in connection with the litigation with Greenlight Capital Inc., (ii) $1.9 million ($1.4 million net of income taxes) of costs incurred in the fourth quarter in connection with the exploration of alternatives in respect of MID's investments in MEC, (iii) income tax recoveries of $1.4 million in the fourth quarter due to revisions to estimates of certain tax exposures and the ability to benefit from certain income tax loss carry forwards and (v) a $1.8 million foreign exchange gain driven primarily by the impact of the strengthening of the U.S. dollar against various currencies in the fourth quarter of 2008.

(5)
MEC's loss from continuing operations attributable to MID and net loss attributable to MID are net of noncontrolling interest and dilution gains (losses) arising from MEC's issuance of shares of MEC Class A Stock from time to time.

(6)
The MEC segment's loss from continuing operations attributable to MID and net loss attributable to MID for the first quarter of 2009 include a $46.2 million reduction to MID's carrying value in its investment in MEC upon the Company's deconsolidation of MEC (see "SIGNIFICANT MATTERS — Deconsolidation of MEC"). MEC's loss from continuing operations attributable to MID and net loss attributable to MID for 2008 include (i) non-cash write-downs of $5.1 million ($2.7 million net of related noncontrolling interest impact) in the fourth quarter of a property held for sale and (ii) $115.7 million ($44.2 million net of related income tax and noncontrolling interest impact) of non-cash write-downs of long-lived and intangible assets.

(7)
MEC's net loss attributable to MID for 2008 includes (i) non-cash write-downs, included in discontinued operations, of $16.0 million ($8.6 million net of related noncontrolling interest impact) in the fourth quarter related to long-lived assets at Magna Racino™ and Portland Meadows and (ii) a $6.1 million ($3.3 million net of related noncontrolling interest impact) income tax recovery, included in discontinued operations, as a result of being able to utilize losses of discontinued operations to offset taxable income generated by the sale of excess real estate to a subsidiary of Magna.

FORWARD-LOOKING STATEMENTS

This MD&A contains statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements relating to the MEC Chapter 11 proceeding and the Company's participation therein and statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in the Company's Annual Information Form for 2009, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Company's Annual Report on Form 40-F for the year ended December 31, 2009, which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. In addition, refer to "RISKS AND UNCERTAINIES" section contained in this MD&A. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

54    MI Developments Inc.      2010

Interim Consolidated
Financial Statements and Notes
 For the period ended September 30, 2010

Consolidated Balance Sheets
(Refer to note 1 — Basis of Presentation)
(U.S. dollars in thousands)
(Unaudited)

As at	September 30, 2010	December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	$111,785	$135,163
Restricted cash (note 3)	10,655	458
Accounts receivable	21,154	1,796
Income taxes receivable	2,381	1,723
Receivable from Reorganized MEC (note 2)	29,454	—
Inventories	5,610	—
Prepaid expenses and other	11,971	1,007

	193,010	140,147
Real estate properties, net (note 5)	1,699,173	1,389,845
Fixed assets, net (note 6)	15,025	233
Other assets (note 7)	61,116	2,065
Loans receivable from MEC, net (note 3)	—	362,404
Deferred rent receivable	13,484	13,607
Intangible assets, net (note 8)	26,591	—
Goodwill (note 9)	15,790	—
Future tax assets (note 10)	10,297	9,850

Total assets	$2,034,486	$1,918,151

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness (note 11)	$32,044	$—
Accounts payable and accrued liabilities (note 12)	64,311	21,176
Income taxes payable	10,820	10,704
Due to MEC (note 3)	—	458
Long-term debt due within one year (note 11)	2,235	220
Deferred revenue	6,792	5,243

	116,202	37,801
Long-term debt (note 11)	—	2,143
Senior unsecured debentures, net	255,191	250,841
Other long-term liabilities	4,137	—
Future tax liabilities (note 10)	73,708	37,824

Total liabilities	449,238	328,609

Shareholders' equity:
Class A Subordinate Voting Shares
(Shares issued — 46,160,564)	1,506,088	1,506,088
Class B Shares
(Shares issued — 547,413)
(Convertible to Class A Subordinate Voting Shares)	17,866	17,866
Contributed surplus (note 13)	58,916	58,575
Deficit	(174,885)	(191,169)
Accumulated other comprehensive income (note 14)	177,263	198,182

Total shareholders' equity	1,585,248	1,589,542

Total liabilities and shareholders' equity	$2,034,486	$1,918,151

Commitments and contingencies (note 21)

See accompanying notes

56    MI Developments Inc.      2010

Consolidated Statements of Income
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010(1)	2009(2)	2010(1)	2009(2)
Revenues
Rental revenue	$42,767	$43,761	$129,001	$126,151
Interest and other income from MEC (note 3)	—	13,251	1,824	30,205
Racing, gaming and other revenue	48,414	—	118,084	152,935

	91,181	57,012	248,909	309,291

Operating costs, expenses and income
Purses, awards and other	27,694	—	63,848	82,150
Operating costs	26,286	—	55,437	55,274
General and administrative	18,548	13,053	49,777	32,621
Depreciation and amortization	13,384	10,583	36,390	37,464
Interest expense, net	4,335	3,558	12,249	15,290
Foreign exchange losses (gains)	150	(107)	(260)	8,512
Equity loss (income) (note 7)	5,404	—	5,896	(65)
Impairment recovery relating to loans receivable from MEC (note 3(a))	(18,698)	—	(28,685)	—

Operating income	14,078	29,925	54,257	78,045
Deconsolidation adjustment to the carrying values of MID's investment in, and amounts due from, MEC (note 1(c))	—	—	—	(46,677)
Gain (loss) on disposal of real estate (note 5(b))	(1,205)	263	(1,205)	263
Other gains (losses) (notes 3(b), 7)	(58)	—	1,871	—

Income before income taxes	12,815	30,188	54,923	31,631
Income tax expense (note 10)	4,642	2,161	19,956	8,655

Income from continuing operations	8,173	28,027	34,967	22,976
Income from discontinued operations (note 4)	—	—	—	1,227

Net income	8,173	28,027	34,967	24,203
Add net loss attributable to the noncontrolling interest (note 15)	—	—	—	6,308

Net income attributable to MID	$8,173	$28,027	$34,967	$30,511

Income attributable to MID from
— continuing operations	$8,173	$28,027	$34,967	$29,647
— discontinued operations	—	—	—	864

Net income attributable to MID	$8,173	$28,027	$34,967	$30,511

Basic and diluted earnings attributable to each MID Class A Subordinate Voting or Class B Share (note 17)
— continuing operations	$0.18	$0.60	$0.75	$0.63
— discontinued operations	—	—	—	0.02

Total	$0.18	$0.60	$0.75	$0.65

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 17)
— Basic and diluted	46,708	46,708	46,708	46,708

See accompanying notes

(1)
The results for the three-month period ended September 30, 2010 include the results of the Transferred Assets, while the results for the nine-month period ended September 30, 2010 include the results of the Transferred Assets from the date of transfer of April 30, 2010 (note 2(c)).

(2)
The results for the three-month period ended September 30, 2009 do not include the results of MEC, while the results for the nine-month period ended September 30, 2009 include the results of MEC up to the Petition Date of March 5, 2009 (note 1(c)).

MI Developments Inc.      2010    57

Consolidated Statements of Comprehensive Income
(U.S. dollars in thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Net income	$8,173	$28,027	$34,967	$24,203
Other comprehensive income (loss):
Change in fair value of interest rate swaps, net of taxes (notes 14, 15)	—	—	—	171
Foreign currency translation adjustment (notes 14, 15)	55,217	38,148	(20,919)	49,549
Reclassification to income of MEC's accumulated other comprehensive income upon deconsolidation of MEC (notes 1(c), 14)	—	—	—	(19,850)

Comprehensive income	63,390	66,175	14,048	54,073
Add comprehensive loss attributable to the noncontrolling interest (note 15)	—	—	—	6,303

Comprehensive income attributable to MID	$63,390	$66,175	$14,048	$60,376

See accompanying notes

 Consolidated Statements of Changes in Deficit
(U.S. dollars in thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Deficit, beginning of period	$(178,387)	$(132,383)	$(191,169)	$(120,855)
Net income attributable to MID	8,173	28,027	34,967	30,511
Dividends	(4,671)	(7,007)	(18,683)	(21,019)

Deficit, end of period	$(174,885)	$(111,363)	$(174,885)	$(111,363)

See accompanying notes

58    MI Developments Inc.      2010

Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010(1)	2009(2)	2010(1)	2009(2)
OPERATING ACTIVITIES
Income from continuing operations	$8,173	$28,027	$34,967	$22,976
Items not involving current cash flows (note 18(a))	4,144	(832)	27,633	56,413
Changes in non-cash working capital balances (note 18(b))	40,612	5,039	17,166	(6,080)

Cash provided by operating activities	52,929	32,234	79,766	73,309

INVESTING ACTIVITIES
Acquisition of Transferred Assets, net of cash acquired (note 2)	—	—	(50,520)	—
Proceeds from the sale of 49% interest in The Maryland Jockey Club, net of cash disposed (note 7)	22,696	—	22,696	—
Real estate and fixed asset additions	(4,388)	(1,272)	(10,103)	(8,274)
Proceeds on disposal of real estate and fixed assets, net	—	749	—	749
Increase in other assets	(7,314)	(241)	(9,191)	(9,992)
Loan repayments from MEC	—	—	60,794	26
Loan advances to MEC, net	—	(11,009)	(13,804)	(31,470)
Reduction in cash from deconsolidation of MEC	—	—	—	(31,693)

Cash provided by (used in) investing activities	10,994	(11,773)	(128)	(80,654)

FINANCING ACTIVITIES
Proceeds from bank indebtedness	34,118	—	71,122	18,048
Repayment of bank indebtedness	(27,026)	—	(80,335)	(18,597)
Repayment of long-term debt	(55,947)	(48)	(74,205)	(5,053)
Disgorgement payment received from noncontrolling interest (note 15)	—	—	—	420
Dividends paid	(4,671)	(7,007)	(18,683)	(21,019)

Cash used in financing activities	(53,526)	(7,055)	(102,101)	(26,201)

Effect of exchange rate changes on cash and cash equivalents	3,423	4,477	(915)	4,819

Net cash flows provided by (used in) continuing operations	13,820	17,883	(23,378)	(28,727)
DISCONTINUED OPERATIONS
Cash provided by operating activities	—	—	—	1,788
Cash used in investing activities	—	—	—	(230)

Net cash flows provided by discontinued operations	—	—	—	1,558

Net increase (decrease) in cash and cash equivalents during the period	13,820	17,883	(23,378)	(27,169)
Cash and cash equivalents, beginning of period	97,965	109,822	135,163	154,874

Cash and cash equivalents, end of period	$111,785	$127,705	$111,785	$127,705

See accompanying notes

(1)
The results for the three-month period ended September 30, 2010 include the results of the Transferred Assets, while the results for the nine-month period ended September 30, 2010 include the results of the Transferred Assets from the date of transfer of April 30, 2010 (note 2(c)).

(2)
The results for the three-month period ended September 30, 2009 do not include the results of MEC, while the results for the nine-month period ended September 30, 2009 include the results of MEC up to the Petition Date of March 5, 2009 (note 1(c)).

MI Developments Inc.      2010    59

Notes to Interim Consolidated Financial Statements
(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at September 30, 2010 and December 31, 2009 and for the three-month and nine-month periods ended September 30, 2010 and 2009 are unaudited)

1.     SIGNIFICANT ACCOUNTING POLICIES

(a)  Organization, Segmented Information and Basis of Presentation

  Organization

  MI Developments Inc. ("MID" or the "Company") is the successor to Magna International Inc.'s ("Magna") real estate division, which prior to its spin-off from Magna on August 29, 2003 was organized as an autonomous business unit within Magna. MID was formed as a result of four companies that amalgamated on August 29, 2003 under the Business Corporations Act (Ontario): 1305291 Ontario Inc., 1305272 Ontario Inc., 1276073 Ontario Inc. and MID. These companies were wholly-owned subsidiaries of Magna and held Magna's real estate division and the controlling interest in Magna Entertainment Corp. ("MEC"). All of MID's Class A Subordinate Voting Shares and Class B Shares were distributed to the shareholders of Magna of record on August 29, 2003 on the basis of one of MID's Class A Subordinate Voting Shares for every two Class A Subordinate Voting Shares of Magna held, and one Class B Share for every two Class B Shares of Magna held. MID acquired Magna's controlling interest in MEC as a result of this spin-off transaction.

  On March 5, 2009 (the "Petition Date"), MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Court") and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada. On February 18, 2010, MID announced that MEC had filed the Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors (the "Creditors' Committee"), MID and MI Developments US Financing Inc. pursuant to the Bankruptcy Code (as amended, the "Plan") and related Disclosure Statement (the "Disclosure Statement") in connection with the MEC Chapter 11 proceedings which provided for, among other things, the assets of MEC remaining after certain asset sales to be transferred to MID, including, among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City Enterprises, Inc.), Portland Meadows, AmTote International, Inc. ("AmTote") and XpressBet, Inc. ("XpressBet"). On March 23, 2010, the Plan was amended to include the transfer of The Maryland Jockey Club ("MJC") to MID (together with the assets referred to in the preceding sentence, the "Transferred Assets"). On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010 (note 2).

  Under the Plan, on the date the shares of MEC Lone Star, LP ("Lone Star LP") or substantially all the assets of Lone Star LP are sold, all MEC stock will be cancelled and the holders of MEC shares will not be entitled to nor will receive or retain any property or interest in property under the Plan, and the stock of the Reorganized MEC will be issued and distributed to the administrator retained by the Debtors as of the effective date to administer the Plan.

  As a result of the Plan becoming effective following the close of business on April 30, 2010, the results of operations of the assets transferred to MID as noted above have been included in the accompanying unaudited interim consolidated financial statements since that date in the Racing & Gaming Business reportable segment.

  Segmented Information

  The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. Subsequent to the effective date of the Plan on April 30, 2010, the

60    MI Developments Inc.      2010

  Company operates in two segments, the "Real Estate Business" and the "Racing & Gaming Business". In the accompanying unaudited interim consolidated financial statements, the Company uses the terms "Real Estate Business" and "Racing & Gaming Business" to analyze the financial results for the three and nine-month periods ended September 30, 2010 and 2009. The results of operations of the Racing & Gaming Business for the three and nine-month periods ended September 30, 2010 include the results of the Transferred Assets from April 30, 2010, the date the assets were acquired by MID. The results of operations of the Racing & Gaming Business for the nine-month period ended September 30, 2009 also include MEC's results for the period up to March 5, 2009, the Petition Date.

  Prior to the deconsolidation of MEC at the Petition Date, the Company's operations were segmented in the Company's internal financial reports between wholly-owned operations ("Real Estate Business") and publicly-traded operations ("MEC"). This segregation of operations between wholly-owned and publicly-traded operations recognized the fact that, in the case of the Real Estate Business, the Company's Board of Directors (the "Board") and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resided with MEC's separate Board of Directors and executive management.

  Real Estate Business

  MID's real estate operations are engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna and its automotive operating units. In addition, MID owns land for industrial development and owns and acquires land that it intends to develop for mixed-use and residential projects.

  At September 30, 2010, the Real Estate Business portfolio consists of 106 income-producing industrial and commercial properties, representing 27.5 million square feet of leaseable area located in nine countries: Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland. Substantially all of these real estate assets are leased to Magna's automotive operating units. The Real Estate Business also owns approximately 1,400 acres of land held for future development, including approximately 900 acres in the United States, 300 acres in Canada, 100 acres in Mexico and 100 acres in Europe.

  Racing & Gaming Business (certain former Magna Entertainment Corp. assets)

  Effective following the close of business on April 30, 2010, as a result of the Plan, MID became the owner and operator of horse racetracks and a supplier, via simulcasting, of live horse racing content to the inter-track, off-track and account wagering markets through the transfer of certain former MEC assets as outlined above.

  At September 30, 2010, the Racing & Gaming Business owns and operates four thoroughbred racetracks located in the United States, as well as the simulcast wagering venues at these tracks, which consist of: Santa Anita Park, Golden Gate Fields, Gulfstream Park (which includes a casino with alternative gaming machines) and Portland Meadows. In addition, the Racing & Gaming Business operates: XpressBet®, a United States based national account wagering business; AmTote, a provider of totalisator services to the pari-mutuel industry; and a thoroughbred training centre in Palm Meadows, Florida. The Racing & Gaming Business also includes: a 50% joint venture interest in The Village at Gulfstream Park™, an outdoor shopping and entertainment centre located adjacent to Gulfstream Park; a 50% joint venture interest in HRTV, LLC, which owns Horse Racing TV®, a television network focused on horse racing and, effective July 1, 2010, a 51% interest in Maryland RE & R LLC, a joint venture with real estate and racing operations in Maryland, including Pimlico Race Course, Laurel Park and a thoroughbred training centre and a 49% joint venture interest in Laurel Gaming LLC, a joint venture established to pursue gaming opportunities at the Maryland properties (note 7).

MI Developments Inc.      2010    61

  Basis of Presentation

  The accompanying unaudited interim consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (references to "MID" or the "Company" include MID's subsidiaries).

(b)  Consolidated Financial Statements

  The accompanying unaudited interim consolidated financial statements have been prepared in U.S. dollars following United States generally accepted accounting principles ("U.S. GAAP") and the accounting policies as set out in note 1 to the annual consolidated financial statements for the year ended December 31, 2009.

  The accompanying unaudited interim consolidated financial statements do not conform in all respects to the requirements of U.S. GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2009.

  The preparation of interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from these estimates. In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments, which are of a normal recurring nature except as disclosed in note 1(c), necessary to present fairly the financial position at September 30, 2010 and December 31, 2009, and the results of operations and cash flows for the three and nine-month periods ended September 30, 2010 and 2009.

(c)  Deconsolidation of MEC

  As a result of the MEC Chapter 11 filing on the Petition Date as described in note 2 to the accompanying unaudited interim consolidated financial statements, the Company concluded that, under U.S. GAAP, it ceased to have the ability to exert control over MEC on or about the Petition Date. Accordingly, the Company's investment in MEC was deconsolidated from the Company's results beginning on the Petition Date.

  Prior to the Petition Date, MEC's results were consolidated with the Company's results, with outside ownership accounted for as a noncontrolling interest. As of the Petition Date, the Company's consolidated balance sheet included MEC's net assets of $84.3 million. As of the Petition Date, the Company's total equity also included accumulated other comprehensive income of $19.8 million and a noncontrolling interest of $18.3 million related to MEC.

  Upon deconsolidation of MEC, the Company recorded a $46.7 million reduction to the carrying values of its investment in, and amounts due from, MEC, which is computed as follows:

Reversal of MEC's net assets	$(84,345)
Reclassification to income of MEC's accumulated other comprehensive income (note 14)	19,850
Reclassification to income of the noncontrolling interest in MEC (note 15)	18,322

(46,173)
Fair value adjustment to loans receivable from MEC	(504)

Deconsolidation adjustment to the carrying values of MID's investment in, and amounts due from, MEC	$(46,677)

  U.S. GAAP requires the carrying values of any investment in, and amounts due from, a deconsolidated subsidiary to be adjusted to their fair value at the date of deconsolidation. In light of the significant uncertainty, at the Petition Date, as to whether MEC shareholders, including MID, would receive any recovery at the conclusion of MEC's Chapter 11 process, the carrying value of MID's equity investment in

62    MI Developments Inc.      2010

  MEC was reduced to zero. Although, subject to the uncertainties of MEC's Chapter 11 process, MID management believed at the Petition Date that the claims of MID Islandi s.f. (the "MID Lender") were adequately secured and therefore had no reason to believe that the amount of the MEC loan facilities with the MID Lender was impaired upon deconsolidation of MEC, a reduction in the carrying values of the MEC loan facilities (note 3(a)) was required under U.S. GAAP, reflecting the fact that certain of the MEC loan facilities bore interest at a fixed rate of 10.5% per annum, which was not considered to be reflective of the market rate of interest that would have been used had such facilities been established on the Petition Date. The fair value of the loans receivable from MEC was determined at the Petition Date based on the estimated future cash flows of the loans receivable from MEC being discounted to the Petition Date using a discount rate equal to the London Interbank Offered Rate ("LIBOR") plus 12.0%. The discount rate was equal to the interest rate charged to MEC on the secured non-revolving debtor-in-possession financing facility (the "DIP Loan") that was implemented as of the Petition Date, and therefore was considered to approximate a reasonable market interest rate for the MEC loan facilities for this purpose. Accordingly, upon deconsolidation of MEC, the Company reduced its carrying values of the MEC loan facilities by $0.5 million (net of derecognizing $1.9 million of unamortized deferred arrangement fees at the Petition Date). As a result, the adjusted aggregate carrying values of the MEC loan facilities at the Petition Date was $2.4 million less than the aggregate face value of the MEC loan facilities. The adjusted carrying values were accreted up to the face value of the MEC loan facilities over the estimated period of time before the loans were expected to be repaid, with such accretion being recognized in "interest and other income from MEC" on the accompanying unaudited interim consolidated statements of income.

(d)  Seasonality

  The Racing & Gaming Business is seasonal in nature and racing revenues and operating results for any period are not indicative of the racing revenues and operating results for any year. The racing operations historically operate at a loss in the second half of the year, with the third quarter typically generating the largest operating loss. This seasonality results in large quarterly fluctuations in revenues, operating results and cash flows.

(e)   Accounting Changes

  Consolidation of Variable Interest Entities

  In June 2009, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 167 ("SFAS 167"), which is now codified in Accounting Standards Codification 810-10, "Consolidation". SFAS 167 requires a qualitative rather than a quantitative analysis to determine the primary beneficiary of a variable interest entity ("VIE"), amends the variable interest model's consideration of related party relationships in the determination of the primary beneficiary of a VIE by providing, among other things, an exception with respect to de facto agency relationships in certain circumstances, amends the criteria for determining whether fees paid to a decision maker and other service contracts are variable interests, requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE and requires enhanced disclosures about an enterprise's involvement with a VIE. These amendments are effective as of the beginning of an enterprise's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The adoption of SFAS 167, effective January 1, 2010, did not have any impact on the Company's consolidated financial statements.

  Fair Value Measurements

  In January 2010, the FASB issued Accounting Standards Update No. 2010-06, "Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"), which amends Accounting Standards Codification 820, "Fair Value Measurements and Disclosures" ("ASC 820"), to require various additional disclosures regarding fair value measurements and also clarify certain existing disclosure requirements. Under ASU 2010-06, an enterprise is required to: (i) disclose separately the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy, (ii) disclose activity in Level 3 fair value measurements including transfers into and out of Level 3 and the reasons for such transfers and

MI Developments Inc.      2010    63

  (iii) present separately in the reconciliation of recurring Level 3 measurements information about purchases, sales, issuances and settlements on a gross basis. The amendments prescribed by ASU 2010-06 are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements of recurring Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010. The adoption of ASU 2010-06, effective January 1, 2010, did not have any impact on the Company's consolidated financial statements, except for the additional disclosure requirements prescribed by ASU 2010-06.

  Subsequent Events

  In February 2010, the FASB issued Accounting Standards Update No. 2010-09, "Subsequent Events — Topic 855 — Amendments to Certain Recognition and Disclosure Requirements" ("ASU 2010-09"). ASU 2010-09 removes the requirement for a Securities and Exchange Commission ("SEC") filer to disclose the date through which subsequent events have been evaluated. Additionally, ASU 2010-09 clarifies that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. These amendments remove potential conflicts with the SEC's literature. The amendments were effective upon issuance of the final update to ASU 2010-09. The adoption of ASU 2010-09 did not have any impact on the Company's consolidated financial statements other than the Company no longer disclosing the date through which subsequent events have been evaluated.

2.     PARTICIPATION IN MEC'S BANKRUPTCY, ASSET SALES AND ASSETS TRANSFERRED TO MID

(a)  Chapter 11 Filing and Plan of Reorganization

  On the Petition Date, the Debtors filed voluntary petitions for reorganization under the Bankruptcy Code in the Court and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada.

  MEC filed for Chapter 11 protection in order to implement a comprehensive financial restructuring and conduct an orderly sales process for its assets. Under Chapter 11, the Debtors operated as "debtors-in-possession" under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. In general, the Debtors were authorized under Chapter 11 to continue to operate as an ongoing business, but could not engage in transactions outside the ordinary course of business without the prior approval of the Court. The filing of the Chapter 11 petitions constituted an event of default under certain of the Debtors' debt obligations, including those with the MID Lender, and those debt obligations became automatically and immediately due and payable. However, subject to certain exceptions under the Bankruptcy Code, the Debtors' Chapter 11 filing automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date. The Company did not guarantee any of the Debtors' debt obligations or other commitments. Under the priority scheme established by the Bankruptcy Code, unless creditors agreed to different treatment, allowed pre-petition claims and allowed post-petition expenses must be satisfied in full before stockholders are entitled to receive any distribution or retain any property in a Chapter 11 proceeding.

  As a result of the MEC Chapter 11 filing, the carrying value of MID's equity investment in MEC was reduced to zero at the Petition Date. Under the Plan, on the date the shares of Lone Star LP or substantially all the assets of Lone Star LP are sold, all MEC stock will be cancelled and the holders of MEC shares will not be entitled to nor receive or retain any property or interest in property under the Plan, and the stock of the Reorganized MEC will be issued and distributed to the administrator retained by the Debtors as of the effective date to administer the Plan.

  On July 21, 2009, the MID Lender was named as a defendant in an action commenced by the Creditors' Committee in connection with the Debtors' Chapter 11 proceedings asserting, among other things, fraudulent transfer and recharacterization or equitable subordination of MID claims. On August 21, 2009,

64    MI Developments Inc.      2010

  the Creditors' Committee filed an amended complaint to add MID and Mr. Frank Stronach, among others, as defendants, and to include additional claims for relief, specifically a breach of fiduciary duty claim against all defendants, a breach of fiduciary duty claim against MID and the MID Lender, and a claim for aiding and abetting a breach of fiduciary duty claim against all defendants. On August 24, 2009, MID and the MID Lender filed a motion to dismiss the claims against them by the Creditors' Committee. The Court denied the motion on September 22, 2009. On October 16, 2009, MID and the MID Lender filed their answer to the complaint, denying the allegations asserted against them.

  On January 11, 2010, the Company announced that MID, the MID Lender, MEC and the Creditors' Committee had agreed in principle to the terms of a global settlement and release in connection with the action. Under the terms of the settlement, as amended, in exchange for the dismissal of the action with prejudice and releases of MID, the MID Lender, their affiliates, and all current and former officers and directors of MID and MEC and their respective affiliates, the unsecured creditors of MEC received on the effective date of the Plan on April 30, 2010 cash of $89.0 million plus $1.5 million as a reimbursement for certain expenses incurred in connection with the action. Under the terms of the settlement, MID received the Transferred Assets. The settlement and release was implemented through the Plan.

  On February 18, 2010, MID announced that MEC had filed the Plan and Disclosure Statement in connection with the MEC Chapter 11 proceedings which provided for, among other things, the assets of MEC remaining after certain asset sales to be transferred to MID, including, among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City Enterprises, Inc.), Portland Meadows, AmTote and XpressBet. On March 23, 2010, the Plan was amended to include the transfer of MJC to MID. On April 26, 2010, MID announced that the Plan was confirmed by order of the Court. On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010.

  In satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities (each discussed further in note 3(a)), in addition to the assets of MEC that were transferred to MID on the effective date of the Plan, MID received $19.9 million of the net proceeds from the sale of Thistledown by the Debtors on July 29, 2010 and the unsecured creditors of MEC received the net proceeds in excess of such amount (discussed further in note 2(b)). In addition, the Plan provided that upon the completion of the sale of Lone Star LP by the Debtors pursuant to an agreement previously filed in the Court, the unsecured creditors of MEC will receive the first $20.0 million of the net proceeds from such sale and MID will receive any net proceeds in excess of such amount, which is estimated to be $27.0 million. Commencing from and after the effective date of the Plan and until the Lone Star LP sale is consummated, the unsecured creditors and MID will fund the costs and expenses incurred in connection with the operations of Lone Star LP on a pro rata basis based upon their respective proceeds. As such, the Company has determined that it effectively received a variable interest in Lone Star LP. As a result of the bankruptcy, the power to direct the activities that impact Lone Star LP's economic performance ultimately rests with the administrator retained by the Debtors to administer the Plan and, as such, the Company does not control the variable interest in Lone Star LP. Based on the above, the Company has determined that it is a non-primary beneficiary and accordingly, this VIE does not meet the criteria for consolidation. The carrying value of the VIE at September 30, 2010 represents the estimated net proceeds MID is entitled to receive of $27.0 million from the sale of Lone Star LP. The maximum possible loss exposure is $27.0 million at September 30, 2010.

  The aggregate proceeds from the sale of Lone Star LP are included in "receivable from Reorganized MEC" on the accompanying unaudited interim consolidated balance sheets at September 30, 2010. The risks and uncertainties relating to the sale of Lone Star LP pursuant to the Plan include, among others:

•
that the closing does not occur or is delayed;

•
if closing does not occur, it is uncertain as to how long the process for the marketing and sale of such asset will take; and

•
if closing does not occur, there is uncertainty as to whether or at what price such asset will be sold or whether any bids by any third party for such asset will materialize or be successful.

MI Developments Inc.      2010    65

  MID also has the right to receive any proceeds from the litigation by MEC against PA Meadows, LLC currently pending in the Court and future payments under the holdback relating to MEC's prior sale of The Meadows racetrack (note 21(m)) and litigation against Cushion Track Footing USA, LLC relating to the failure to install a racing surface at Santa Anita Park suitable for the purpose for which it was intended (note 21(k)).

  Under the Plan, rights of MID and MEC against MEC's directors' and officers' insurers are preserved with regard to the settlement in order to seek appropriate compensation for the releases of all current and former officers and directors of MID and MEC and their respective affiliates. On July 19, 2010, September 2, 2010 and October 29, 2010, MID received $13.0 million, $5.9 million and $2.5 million, respectively, for an aggregate total of $21.4 million of compensation from MEC's directors' and officers' insurers. The proceeds of $2.5 million received in October 2010 are included in "receivable from Reorganized MEC" on the accompanying unaudited interim consolidated balance sheets at September 30, 2010. Pursuant to the Plan, on April 30, 2010, MID also received $51.0 million of the amounts previously segregated by the Debtors from the sale of Remington Park.

  For a more detailed discussion of the Plan and the Disclosure Statement, please refer to the "Second Amended Third Modified Joint Plan of the Affiliated Debtors, The Official Committee of Unsecured Creditors, MI Developments Inc. and MI Developments US Financing Inc., pursuant to Chapter 11 of the United States Bankruptcy Code" dated April 28, 2010 and the "Disclosure Statement for the Second Amended Third Modified Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors, MI Developments Inc. and MI Developments US Financing Inc., pursuant to Chapter 11 of the United States Bankruptcy Code". The complete Plan and Disclosure Statement are available on SEDAR at www.sedar.com.

(b)  MEC Asset Sales

  The Debtors' Chapter 11 filing contemplated the Debtors selling all or substantially all their assets through an auction process and using the proceeds to satisfy claims against the Debtors, including indebtedness owed to the MID Lender. Since the Petition Date, the Debtors have entered into and completed various asset sales, including assets sold pursuant to orders obtained by the Debtors from the Court in the Chapter 11 cases. The auction process was suspended as a result of the Plan, which addressed the disposition of the Debtors' remaining assets.

  On July 31, 2009, the Court approved the Debtors' motion for authorization to sell for 6.5 million euros the assets of one of MEC's non-debtor Austrian subsidiaries, which assets include Magna Racino™ and surrounding lands, to an entity affiliated with Fair Enterprise Limited, a company that forms part of an estate planning vehicle for the family of Frank Stronach, certain members of which are trustees of the Stronach Trust, MID's controlling shareholder. The sale transaction was completed on October 1, 2009 and the net proceeds were used to repay existing indebtedness secured by the assets.

  On August 26, 2009, the Court approved the sale, by an Austrian non-debtor subsidiary of MEC to a third party, of the company that owns and operates the Austrian plant that manufactures StreuFex™, for certain contingent future payments. The sale was completed on September 1, 2009.

  On August 26, 2009, the Court approved the Debtors entering into a stalking horse bid to sell Remington Park to Global Gaming RP, LLC for $80.25 million, subject to higher and better offers. Following an auction, no additional offers were received, and on September 15, 2009, the Court approved the sale of Remington Park to Global Gaming RP, LLC. The sale of Remington Park was completed on January 1, 2010. On January 4, 2010, the Debtors paid $27.8 million of the net sale proceeds to the MID Lender as partial repayment of the DIP Loan. The balance of the net sales proceeds of $51.0 million was distributed to the MID Lender subsequent to the effective date of the Plan, on May 3, 2010.

  Following an auction, on September 2, 2009, the Court approved the sale of the Ocala lands to a third party at a price of $8.1 million and the sale closed on September 17, 2009. On October 28, 2009, the Debtors paid the net sales proceeds of $7.6 million to the MID Lender as a partial repayment of the DIP Loan.

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  Following an auction, on October 29, 2009, the Court approved the sale of Lone Star LP to a third party for $62.8 million, comprised of $47.7 million of cash and the assumption by the purchaser of the $15.1 million capital lease for the facility. The sale of Lone Star LP is anticipated to be completed during the fourth quarter of 2010, subject to regulatory approval.

  Following an auction, on November 18, 2009, the Court approved the sale of the Dixon lands to Ocala Meadows Lands LLC, a company controlled by Frank Stronach, for approximately $3.1 million and the sale closed on November 30, 2009. On November 30, 2009, the Debtors paid the net sales proceeds of $3.0 million to the MID Lender as a partial repayment of the DIP Loan.

  Following an auction, on May 25, 2010, the Court approved the sale of Thistledown to a third party for $43.0 million and the sale closed on July 27, 2010. On July 29, 2010, the Debtors paid the first $20.0 million ($19.9 million, net of transaction costs) of the proceeds to the MID Lender in accordance with the Plan.

(c)  Acquisition of Transferred Assets

  The Company accounted for the transfer of the Transferred Assets, in satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities, with an estimated fair value of $344.7 million less $40.0 million of cash acquired at April 30, 2010 and the cash payment of $89.0 million to the unsecured creditors of MEC plus $1.5 million as a reimbursement for certain expenses incurred in connection with the action commenced by the Creditors' Committee, under the acquisition method of accounting. Accordingly, the fair value of the consideration was allocated to the net assets acquired and liabilities assumed based on the determination of fair values at April 30, 2010. Determination of fair value required the use of significant assumptions and estimates including future expected cash flows and applicable discount rates and the use of third-party valuations. The purchase consideration and related allocations are preliminary due to certain estimates made relating to amounts recoverable from the Reorganized MEC, pre-petition accounts receivable on account of track wagering, insurance recoveries MID is seeking to receive as compensation from MEC's directors' and officers' insurers, the completion of bankruptcy proceedings related to expected allowed administrative, priority and other claims to be paid by the Company under the Plan, the finalization of litigation proceedings, including litigation proceedings against PA Meadows, LLC (note 21(m)) and Cushion Track Footing USA, LLC (note 21(k)), the determination of future tax balances associated with differences between estimated fair value and the tax bases of assets acquired and liabilities assumed. The purchase price is preliminary and will be completed within one year of the acquisition. The Company's preliminary allocation of the fair value of assets acquired and liabilities assumed is as follows:

Assets acquired:
Restricted cash	$10,190
Accounts receivable	62,924
Receivable from Reorganized MEC	68,252
Other current assets	19,889
Real estate properties	375,944
Fixed assets	17,517
Intangible assets	29,200
Goodwill	44,977
Other non-current assets	39,985

$668,878

Liabilities assumed:
Bank indebtedness	$41,910
Accounts payable and accrued liabilities	111,307
Income taxes payable	1,452
Long-term debt due within one year	74,039
Deferred revenue	5,328
Future tax liabilities	35,264
Other long-term liabilities	4,346

273,646

Total purchase price consideration (net of $39,980 of transferred or acquired cash)	$395,232

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  The preliminary allocation of the purchase consideration to the assets acquired and liabilities assumed was based on the estimated fair values as of the acquisition date, with the amounts exceeding the fair values recorded as goodwill. Goodwill arising from the acquisition of XpressBet of $11.6 million is deductible for tax purposes and the remainder arising from the acquisition of MJC and AmTote in the aggregate amount of $33.4 million is not deductible for tax purposes.

  The fair values of the assets of the racing businesses were assessed based on the underlying real estate as this was determined to be the highest and best use. The fair values of the real estate were determined based on external real estate appraisals on a market approach using estimated prices at which comparable assets could be purchased and adjusted in respect of costs associated with conversion to use the properties contemplated in the real estate appraisal. In the case of MJC, the fair values were established based on the sale transaction with Penn National Gaming, Inc. ("Penn") (note 7).

  The fair values of fixed assets, which include machinery and equipment and furniture and fixtures, were determined based on a market approach using current prices at which comparable assets could be purchased under similar circumstances.

  Intangible assets include customer contracts, software technology and a trademark. The fair values of the intangible assets were determined in consultation with an external valuator. The fair value of the customer contracts was determined using a discounted cash flow analysis under the income valuation methodology. The income approach required estimating a number of factors including projected revenue growth, customer attrition rates, profit margin and the discount rate. Projected revenue growth, customer attrition rates and profit margin were based upon past experience and management's best estimate of future operating results. The discount rate represents the respective entity's weighted average cost of capital including a risk premium where warranted. Customer contracts of $12.1 million are amortized over the term of the contract, which range from 3 to 8 years. The fair value of the software technology was based on the relief-from-royalty valuation methodology, which estimates the incremental cash flows accruing to the owner of the software technology by virtue of the fact that the owner does not have to pay a royalty to another party for use of the asset. The incremental cash flows were derived from applying a royalty rate to estimates of the entity's projected revenues. The royalty rate was determined by comparing third-party licensing transactions to the entity's operations. The discount rate applied was based upon the respective entity's weighted average cost of capital including a risk premium where warranted. Software technology of $13.0 million is amortized on a straight-line basis over 5 years. The trademark was also determined based on the relief-from-royalty valuation methodology using similar inputs described above. The trademark of $4.1 million, which is active and relates to corporate identification, has an indefinite life and therefore is not amortized.

  Other non-current assets primarily represent a 50% joint venture interest in The Village at Gulfstream Park™ ("VGP"). Fair value of VGP was determined based on an external real estate appraisal using a discounted cash flow analysis under the income valuation method.

  Due to the short period to maturity, the carrying values of bank indebtedness and long-term debt due within one year approximate fair value.

  Other long-term liabilities relate primarily to pension liabilities. The Company, in consultation with actuaries, determined the assumptions used in assessing the fair value of the pension liabilities relating to the two pension plans as follows:

•
the assumed discount rate for each pension plan reflects market rates for high quality fixed income investments currently available whose cash flows match the timing and amount of expected benefit payments;

•
the expected long-term rate of return on plan assets was determined by considering the plans' current investment mix and the historical and expected future performance of these investment categories; and

•
the average rate of increase in compensation levels was determined based on past salary history and expectations on salary progression.

68    MI Developments Inc.      2010

  The remaining identifiable assets and liabilities were primarily cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payable and accrued liabilities, income taxes payable and deferred revenue, for which carrying value approximates fair value. Receivable from Reorganized MEC relates to insurance recovery proceeds as well as the proceeds from the sale of Thistledown received subsequent to the date the Transferred Assets were transferred to MID under the Plan and the expected proceeds from the sale of Lone Star LP. Due to the short-term nature of these amounts, the book value approximates fair value. The proceeds from insurance recoveries were received in July 2010, September 2010 and October 2010 and proceeds from the sale of Thistledown were received in July 2010. The proceeds from the sale of Lone Star LP are expected to be received by December 2010.

  The Company has determined that the presentation of pro-forma information is impracticable as the businesses acquired were previously combined with MEC, for which MEC incurred costs that were not reflected in the operations acquired during the Chapter 11 process. The financial results of the Transferred Assets are included in the Company's consolidated financial statements from the date of transfer of April 30, 2010. The following represents revenues and net loss of the Transferred Assets included in the accompanying unaudited interim consolidated statements of income since the date of transfer of April 30, 2010:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Revenues	$48,414	$—	$118,084	$—

Net loss	$(23,176)	$—	$(29,391)	$—

3.     TRANSACTIONS WITH RELATED PARTIES

Mr. Frank Stronach, who serves as the Chairman of the Company, Magna and MEC, and three other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company's Class B Shares. Prior to August 31, 2010, Magna was controlled by M Unicar Inc. ("M Unicar"), a Canadian holding company whose shareholders consist of the Stronach Trust and certain members of Magna's management. M Unicar indirectly owned Magna Class A Subordinate Voting Shares and Class B Shares representing in aggregate approximately 65% of the total voting power attaching to all Magna's shares. The Stronach Trust indirectly owned the shares carrying the substantial majority of the votes of M Unicar. Effective August 31, 2010, Magna's dual-class share capital structure described above was eliminated pursuant to a court-approved plan of arrangement and approval by Magna's shareholders and the Ontario Superior Court, resulting in the Stronach Trust no longer having a controlling interest in Magna.

(a)  Loans to MEC

  (i)
  The Company's loans receivable from MEC, net consist of the following:

As at	September 30, 2010	December 31, 2009
2007 MEC Bridge Loan	$—	$139,166
Gulfstream Park Project Financing	—	185,811
Remington Park Project Financing	—	24,789
2008 MEC Loan	—	58,394
DIP Loan, net of unamortized deferred arrangement fees of nil (2009 — $1,334)	—	45,044

Total loans outstanding from MEC	—	453,204
Less: valuation allowance	—	(90,800)

Loans receivable from MEC, net	$—	$362,404

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    A summary of the changes in the valuation allowance due to changes in the fair value of the Transferred Assets related to the loans receivable from MEC is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Balance, beginning of period	$—	$—	$90,800	$—
Impairment recovery related to loans receivable from MEC	(18,698)	—	(28,685)	—
Adjustment relating to the valuation allowance on settlement under the Plan (note 2(a))	18,698	—	(62,115)	—

Balance, end of period	$—	$—	$—	$—

    In connection with the development and completion of the Plan (note 2), the Company estimated the values and resulting recoveries of loans receivable from MEC, net of any related obligations, provided to the Company pursuant to the terms of the Plan. As a result of such analysis, the Company estimated that it would be unable to realize on all amounts due in accordance with the contractual terms of the MEC loans. Accordingly, for the year ended December 31, 2009, the Company recorded a $90.8 million impairment provision related to the loans receivable from MEC, which represented the excess of the carrying amounts of the loans receivable and the estimated recoverable value. As a result of the transfer of the Transferred Assets under the Plan effective April 30, 2010 (note 2(c)), the Company reduced the impairment provision by $10.0 million for the three-month period ended June 30, 2010 and a further $18.7 million for the three-month period ended September 30, 2010. Estimated recoverable value was determined based on the future cash flows from expected proceeds to be received from Court-approved sales of MEC's assets, discounted at the loans' effective interest rate, and the fair value of the collateral based on third-party appraisals or other valuation techniques, such as discounted cash flows, for those MEC assets that were transferred to the Company under the Plan or for which the Court has yet to approve for sale under the Plan, net of expected allowed administrative, priority and other claims to be paid by the Company under the Plan.

    The estimates of values and recoveries involved complex considerations and judgements concerning various factors that affected the value of MEC's assets. Moreover, the value of MEC's assets were subject to measurement uncertainty and contingencies that were difficult to predict and fluctuated with changes in factors affecting the financial conditions and prospects of such assets. Because valuation recoveries and estimates are made at a specific point in time and are inherently subject to measurement uncertainty, such estimates could differ from actual results.

    A reconciliation of the changes in the impairment recovery related to the loans receivable from MEC since the date the Transferred Assets were acquired is presented below:

2010
Impairment recovery, April 30	$—
Directors' and officers' insurance proceeds	13,000
Sale proceeds from liquidated assets under the Plan	7,538
Bankruptcy claims	(15,907)
Changes in fair value of net assets retained under the Plan	5,356

Impairment recovery for the six-month period ended June 30	9,987
Directors' and officers' insurance proceeds	8,400
Bankruptcy claims	8,152
Changes in fair value of net assets retained under the Plan	2,146

Impairment recovery for the nine-month period ended September 30	$28,685

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    The significant changes in facts or circumstances that resulted in the recognition of the $18.7 million and $28.7 million reductions in the impairment provision in the three and nine-month periods ended September 30, 2010, respectively, are primarily as a result of the following:

    (a)
    Directors' and Officers' Insurance Proceeds

      Under the Plan, rights of MID and MEC against MEC's directors' and officers' insurers are preserved with regard to the settlement in order to seek appropriate compensation for the release of all current and former officers and directors of MID and MEC and their respective affiliates. MID is entitled to receive such compensation, if any, from MEC's directors' and officers' insurers. At December 31, 2009, when the $90.8 million impairment provision relating to loans receivable from MEC was initially determined, MID was in discussions with the insurers regarding its claim. Given the complex nature of the claim and related discussions, the expected proceeds could not be reasonably estimated. Settlement agreements were subsequently entered into in July 2010, September 2010 and October 2010 with the insurers, resulting in MID receiving compensation of $13.0 million, $5.9 million and $2.5 million, respectively. Given that these events confirmed facts and circumstances that existed at April 30, 2010, the Company recognized an asset and reduced the impairment provision by $8.4 million and $21.4 million, respectively, in the three and nine-month periods ended September 30, 2010.

    (b)
    Sale Proceeds from Liquidated Assets Under the Plan

      The estimates of sales proceeds from liquidated assets under the Plan increased approximately $7.5 million primarily as a result of the sale of Thistledown. Thistledown was initially approved for sale in an auction on September 30, 2009; however, the purchaser had the right to terminate the agreement, which it exercised. The sale of Thistledown went back to auction on May 25, 2010 and the Bankruptcy Court approved the sale of Thistledown to a third party which subsequently closed on July 27, 2010. Given that the completion of the sale of Thistledown confirmed facts and circumstances that existed at April 30, 2010, the Company used such information to establish the fair value of Thistledown when assessing the fair value of the underlying collateral of the loans. Accordingly, the Company reduced the impairment provision by $7.5 million in the nine-month period ended September 30, 2010.

    (c)
    Bankruptcy Claims

      The settlement of allowed administrative, priority and other claims which the Company assumed under the Plan is ongoing and subject to Bankruptcy Court approval. At each interim reporting date, the Company makes estimates of such settlements based on claims that have been resolved, continue to be objected to and/or negotiated and claims which are still pending Bankruptcy Court approval. As a result, the Company revised the estimates related to expected allowed administrative, priority and other claims assumed by the Company under the Plan by approximately $7.8 million as a result of additional information received and/or the cash settlement of certain allowed administrative, priority and other claims previously outstanding. Accordingly, the Company reduced the impairment provision by $8.2 million in the three-month period ended September 30, 2010 and increased the impairment provision by $7.8 million in the nine-month period ended September 30, 2010.

    (d)
    Changes in Fair Value of Net Assets Retained Under the Plan

      At each interim reporting date, the Company estimated the working capital of the Transferred Assets under the Plan based on available unaudited internally prepared results and operating projections. On the effective date of the Plan, the fair value of the working capital differed from the original estimates as a result of actual operating results and events related to the bankruptcy process. The Company also estimated the fair value of the real estate of the Transferred Assets taking into consideration: (i) certain economic and industry information relevant to the Transferred Assets' operating business; (ii) various indications of interest received by MEC in connection with the sales marketing efforts conducted by financial advisors of MEC during the Chapter 11 proceedings; and (iii) third-party real estate appraisals. Throughout the bankruptcy

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      process and to the effective date of the Plan, the Company continually updated such information related to market conditions and assumptions related to the real estate values based on the premise of highest and best use. The appraisals included additional information related to assumptions regarding potential uses, costs related to obtaining appropriate entitlements and demolition costs, and comparable sales data for real estate transactions in each jurisdiction. As a result of changes in fair value of the Transferred Assets, there may be a corresponding change in the determination of future tax balances associated with differences between estimated fair value and tax bases of assets acquired and liabilities assumed. Accordingly, the Company reduced the impairment provision by $2.1 million and $7.5 million in the three and nine-month periods ended September 30, 2010, respectively.

  (ii)
  2007 MEC Bridge Loan

    On September 13, 2007, MID announced that the MID Lender had agreed to provide MEC with a bridge loan of up to $80.0 million (subsequently increased to $125.0 million as discussed below) through a non-revolving facility (the "2007 MEC Bridge Loan").

    The 2007 MEC Bridge Loan was secured by certain assets of MEC, including first ranking security over the Thistledown land, second ranking security over Golden Gate Fields and third ranking security over Santa Anita Park. In addition, the 2007 MEC Bridge Loan was guaranteed by certain MEC subsidiaries and MEC had pledged the shares and all other interests MEC had in each of the guarantor subsidiaries (or provided negative pledges where a pledge was not possible due to regulatory constraints or due to a pledge to an existing third-party lender).

    The 2007 MEC Bridge Loan initially had a maturity date of May 31, 2008 and bore interest at a rate per annum equal to LIBOR plus 10.0% prior to December 31, 2007, at which time the interest rate on outstanding and subsequent advances was increased to LIBOR plus 11.0%. On February 29, 2008, the interest rate on outstanding and subsequent advances under the 2007 MEC Bridge Loan was increased by a further 1.0%.

    During the year ended December 31, 2008, the maximum commitment under the 2007 MEC Bridge Loan was increased from $80.0 million to $125.0 million, MEC was given the ability to re-borrow $26.0 million that had been repaid during the year ended December 31, 2008 from proceeds of asset sales and MEC was permitted to use up to $3.0 million to fund costs associated with the November 2008 gaming referendum in Maryland. In addition, the maturity date of the 2007 MEC Bridge Loan was extended from May 31, 2008 to March 31, 2009. However, as a result of a reorganization proposal announced in November 2008 not proceeding, such maturity date was accelerated to March 20, 2009. As a result of MEC's Chapter 11 filing on March 5, 2009 (note 1(a)), the 2007 MEC Bridge Loan was not repaid when due. On the Petition Date, the balance outstanding under the 2007 MEC Bridge Loan was $125.6 million. Interest on the 2007 MEC Bridge Loan accrued during the Debtors' Chapter 11 process rather than being paid currently in cash.

    The MID Lender received an arrangement fee of $2.4 million (3% of the commitment) at closing in 2007 and received an additional arrangement fee of $0.8 million on February 29, 2008 (1% of the then current commitment). In connection with the amendments and maturity extensions during the year ended December 31, 2008, the MID Lender received aggregate fees of $7.0 million. The MID Lender also received a commitment fee equal to 1% per annum of the undrawn facility. All fees, expenses and closing costs incurred by the MID Lender in connection with the 2007 MEC Bridge Loan and the changes thereto were paid by MEC.

    As of the effective date of the Plan, on April 30, 2010, in satisfaction of, among other things, MID's claim relating to the 2007 MEC Bridge Loan, MID received the Transferred Assets and all liens and security under the 2007 MEC Bridge Loan were released. Accordingly, at September 30, 2010, no amounts remained outstanding under the 2007 MEC Bridge Loan. At December 31, 2009, $139.2 million due under the fully drawn 2007 MEC Bridge Loan was included in non-current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheets.

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  (iii)
  MEC Project Financings

    The MID Lender had made available separate project financing facilities to Gulfstream Park Racing Association, Inc. and Remington Park, Inc., the wholly-owned subsidiaries of MEC that owned and/or operated Gulfstream Park and Remington Park, respectively, in the amounts of $162.3 million and $34.2 million, respectively, plus costs and capitalized interest in each case as discussed below (together, the "MEC Project Financing Facilities"). The MEC Project Financing Facilities were established with a term of 10 years (except as described below for the two slot machine tranches of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

    The Remington Park project financing and the Gulfstream Park project financing contained cross-guarantee, cross-default and cross-collateralization provisions. The Remington Park project financing was secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and was guaranteed by the MEC subsidiaries that owned Gulfstream Park and the Palm Meadows Training Center. The security package also included second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows Training Center and the shares of the owner of the Palm Meadows Training Center (in each case, behind security granted for the Gulfstream Park project financing). In addition, the borrower agreed not to pledge any licences or permits held by it and MEC agreed not to pledge the shares of the borrower or the owner of Gulfstream Park. The Gulfstream Park project financing was guaranteed by MEC's subsidiaries that owned and operated the Palm Meadows Training Center and was secured principally by security over the lands forming part of the operations at Gulfstream Park and the Palm Meadows Training Center and over all other assets of Gulfstream Park and the Palm Meadows Training Center, excluding licences and permits (which were not subject to security under applicable legislation). Prior to the completion of the sale of Remington Park on January 1, 2010 (note 2), the Gulfstream Park project financing was also guaranteed by MEC's subsidiary that owned and operated Remington Park and was also secured by security over the leasehold interest forming part of the operations at Remington Park and over all other assets of Remington Park, excluding licences and permits (which could not be subjected to security under applicable legislation).

    In July 2006 and December 2006, the Gulfstream Park project financing facility was amended to increase the amount available from $115.0 million (plus costs and capitalized interest) by adding new tranches of up to $25.8 million (plus costs and capitalized interest) and $21.5 million (plus costs and capitalized interest), respectively. Both tranches were established to fund MEC's design and construction of slot machine facilities located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of slot machines. The new tranches of the Gulfstream Park project financing facility both were established with a maturity date of December 31, 2011. Interest under the December 2006 tranche was capitalized until May 1, 2007, at which time monthly blended payments of principal and interest became payable to the MID Lender based on a 25-year amortization period commencing on such date. The July 2006 and December 2006 amendments did not affect the fact that the Gulfstream Park project financing facility continued to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility.

    Amounts outstanding under each of the MEC Project Financing Facilities bore interest at a fixed rate of 10.5% per annum compounded semi-annually and required repayment in monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities. Since the completion date for Remington Park, there was also in place a mandatory annual cash flow sweep of not less than 75% of Remington Park's total excess cash flow, after permitted capital expenditures and debt service, which was used to pay capitalized interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the capitalized interest on the Gulfstream Park project financing facility. For the nine-month period

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    ended September 30, 2010, no such payments were made (2009 — $2.0 million) given the MEC Chapter 11 proceedings.

    In September 2007, the terms of the Gulfstream Park project financing facility were amended such that: (i) MEC was added as a guarantor under that facility; (ii) the borrower and all of the guarantors agreed to use commercially reasonable efforts to implement the MEC Debt Elimination Plan (note 4), including the sale of specific assets by the time periods listed in the MEC Debt Elimination Plan; and (iii) the borrower became obligated to repay at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008.

    During the year ended December 31, 2008, the deadline for repayment of at least $100.0 million under the Gulfstream Park project financing facility was extended from May 31, 2008 to March 31, 2009. However, as a result of a reorganization proposal announced in November 2008 not proceeding, such maturity date was accelerated to March 20, 2009. In connection with the amendments and maturity extensions during the year ended December 31, 2008, the MID Lender received aggregate fees of $3.0 million. As a result of the Debtors' Chapter 11 filing on March 5, 2009 (note 1(a)), the repayment of at least $100.0 million under the Gulfstream Park project financing facility was not made when due.

    On the Petition Date, the balances outstanding under the Gulfstream Park project financing facility and the Remington Park project financing facility were $170.8 million and $22.8 million, respectively. During the Debtors' Chapter 11 process, monthly principal and interest payments, as well as the quarterly excess cash flow sweeps, under the MEC Project Financing Facilities were stayed and interest accrued rather than being paid currently in cash.

    As of the effective date of the Plan, on April 30, 2010, in satisfaction of, among other things, MID's claim relating to the MEC Project Financings, MID received the Transferred Assets and all liens and security under the MEC Project Financing Facilities were released. Accordingly, at September 30, 2010, no amounts remained outstanding under the MEC Project Financing Facilities. At December 31, 2009, there were balances of $185.8 million and $24.8 million due under the Gulfstream Park project financing facility and the Remington Park project financing facility, respectively, which are included in non-current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheets.

    In connection with the Gulfstream Park project financing facility, MEC had placed into escrow (the "Gulfstream Escrow") with the MID Lender proceeds from an asset sale which occurred in fiscal 2005 and certain additional amounts necessary to ensure that any remaining Gulfstream Park construction costs (including the settlement of liens on the property) could be funded. At December 31, 2009, the amount held under the Gulfstream Escrow was $0.5 million. All funds in the Gulfstream Escrow are reflected as "restricted cash" and "due to MEC" on the Company's consolidated balance sheets. As of the effective date of the Plan, on April 30, 2010, in satisfaction of MID's claim relating to the MEC Project Financings, MID retained the escrow proceeds.

  (iv)
  2008 MEC Loan

    On November 26, 2008, concurrent with the announcement of a reorganization proposal, MID announced that the MID Lender had agreed to provide MEC with the 2008 MEC Loan of up to a maximum commitment, subject to certain conditions being met, of $125.0 million (plus costs and fees). The 2008 MEC Loan bore interest at the rate of LIBOR plus 12.0%, was guaranteed by certain subsidiaries of MEC and was secured by substantially all the assets of MEC (subject to prior encumbrances). The 2008 MEC Loan was made available through two tranches of a non-revolving facility.

    •
    Tranche 1

      Tranche 1 in the amount of up to $50.0 million (plus costs and fees) was made available to MEC solely to fund (i) operations, (ii) payments of principal or interest and other costs under the 2008 MEC Loan and under other loans provided by the MID Lender to MEC, (iii) mandatory payments of interest in connection with other of MEC's existing debt, (iv) maintenance capital expenditures and

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      (v) capital expenditures required pursuant to the terms of certain of MEC's joint venture arrangements with third parties.

      In connection with Tranche 1 of the 2008 MEC Loan, the MID Lender charged an arrangement fee of $1.0 million (2% of the commitment), such amount being capitalized to the outstanding balance of Tranche 1 of the 2008 MEC Loan. The MID Lender was also entitled to a commitment fee equal to 1% per annum of the undrawn facility. All fees, expenses and closing costs incurred by the MID Lender in connection with the 2008 MEC Loan were capitalized to the outstanding balance of Tranche 1 of the 2008 MEC Loan.

      Tranche 1 had an initial maturity date of March 31, 2009 but as a result of the reorganization proposal announced in November 2008 not proceeding, such maturity date was accelerated to March 20, 2009. As a result of the Debtors' Chapter 11 filing on March 5, 2009 (note 1(a)), Tranche 1 of the 2008 MEC Loan was not repaid when due.

    •
    Tranche 2

      Tranche 2 in the amount of up to $75.0 million (plus costs and fees) was to be used by MEC solely to fund (i) up to $45.0 million (plus costs and fees) in connection with the application by MEC's subsidiary, Laurel Park, for a Maryland slots licence and related matters and (ii) up to $30.0 million (plus costs and fees) in connection with the construction of the temporary slots facility at Laurel Park, following receipt of the Maryland slots licence. In addition to being secured by substantially all the assets of MEC, Tranche 2 of the 2008 MEC Loan was also to be guaranteed by the MJC group of companies and secured by all of such companies' assets.

      In February 2009, MEC's subsidiary, Laurel Park, submitted an application for a Maryland video lottery terminal licence (the "MEC VLT Application") and drew $28.5 million under Tranche 2 of the 2008 MEC Loan in order to place the initial licence fee in escrow pending resolution of certain issues associated with the application. Subsequently, MEC was informed by the Maryland VLT Facility Location Commission that the MEC VLT Application was not accepted for consideration as it had been submitted without payment of the initial licence fee of $28.5 million. Accordingly, MEC repaid $28.5 million to the MID Lender under Tranche 2 of the 2008 MEC Loan.

      In connection with the February 2009 advance under Tranche 2 of the 2008 MEC Loan, the MID Lender charged an arrangement fee of $0.6 million, such amount being capitalized to the outstanding balance of Tranche 2 of the 2008 MEC Loan. The MID Lender was also entitled to a commitment fee equal to 1% per annum of the undrawn amount made available under Tranche 2 of the 2008 MEC Loan. All fees, expenses and closing costs incurred by the MID Lender in connection with Tranche 2 were capitalized to the outstanding balance of Tranche 2 under the 2008 MEC Loan.

      The initial maturity date of Tranche 2 was December 31, 2011, which, as a result of the MEC VLT Application not being accepted for consideration, was accelerated in accordance with the terms of the loan to May 13, 2009. As a result of the Debtors' Chapter 11 filing on March 5, 2009 (note 1(a)), there was an automatic stay of any action to collect, assert or recover on the 2008 MEC Loan.

    On the Petition Date, the balance outstanding under the 2008 MEC Loan was $52.5 million. Interest and fees on the 2008 MEC Loan accrued during the Debtors' Chapter 11 process rather than being paid currently in cash. As of the effective date of the Plan, on April 30, 2010, in satisfaction of MID's claim relating to the 2008 MEC Loan, MID received the Transferred Assets and all liens and security under the 2008 MEC Loan were released. Accordingly, at September 30, 2010, no amounts remained outstanding under the 2008 MEC Loan. At December 31, 2009, $58.4 million due under the 2008 MEC Loan was included in non-current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheets.

  (v)
  DIP Loan

    In connection with the Debtors' Chapter 11 filing (note 1(a)), the MID Lender originally agreed to provide a six-month secured non-revolving DIP Loan to MEC in the amount of up to $62.5 million. The

MI Developments Inc.      2010    75

    DIP Loan initial tranche of up to $13.4 million was made available to MEC on March 6, 2009 pursuant to approval of the Court and an interim order was subsequently entered by the Court on March 13, 2009.

    On April 3, 2009, MEC requested an adjournment until April 20, 2009 for the Court to consider the motion for a final order relating to the DIP Loan. The Court granted the request and authorized an additional $2.5 million being made available to MEC under the DIP Loan pending the April 20, 2009 hearing.

    On April 20, 2009, the DIP Loan was amended to, among other things, (i) extend the maturity from September 6, 2009 to November 6, 2009 in order to allow for a longer marketing period in connection with MEC's asset sales and (ii) reduce the principal amount available from $62.5 million to $38.4 million, with the reduction attributable to the fact that interest on the pre-petition loan facilities between MEC and the MID Lender accrued during the Chapter 11 process rather than being paid currently in cash. The final terms of the DIP Loan were presented to the Court on April 20, 2009 and the Court entered a final order authorizing the DIP Loan on the amended terms on April 22, 2009.

    Under the terms of the DIP Loan, MEC was required to pay an arrangement fee of 3% (on each tranche as it was made available) and advances bore interest at a rate per annum equal to LIBOR plus 12.0%. MEC was also required to pay a commitment fee equal to 1% per annum on all undrawn amounts.

    The DIP Loan was secured by liens on substantially all assets of MEC and its subsidiaries (subject to prior ranking liens of third parties), as well as a pledge of capital stock of certain guarantors. Under the DIP Loan, MEC could request funds to be advanced on a monthly basis and such funds were to be used in accordance with an approved budget. The terms of the DIP Loan contemplated that MEC would sell all or substantially all its assets through an auction process and use the proceeds from the asset sales to repay its creditors, including the MID Lender.

    On October 28, 2009, the Court entered a final order authorizing amendments to the DIP Loan, which, among other things, increased the principal amount available thereunder by $26.0 million to up to $64.4 million and extended the maturity date to April 30, 2010. The amended DIP Loan contemplated that MEC would use its best efforts to market and sell all its assets, including seeking stalking horse bidders, conducting auctions and obtaining sales orders from the Court. If certain asset sale milestones were not satisfied, there would be an event of default and/or additional arrangement fees would be payable by MEC. The other fees and the interest rate payable by MEC to the MID Lender under the amended DIP Loan were unchanged. All advances under the amended DIP Loan were to be made in accordance with an approved budget.

    On March 3, 2010, the DIP Loan was further amended and restated, such that an additional $7.0 million was approved by the Court and made available to MEC under the DIP Loan. Accordingly, the maximum commitment amount under the DIP Loan was $71.4 million, of which no amounts remained available to be borrowed by MEC at the effective date of the Plan and $33.0 million was outstanding as at April 30, 2010, the maturity date of the DIP Loan. Under the Plan, a portion of the amounts held in escrow by the Debtors reflecting the net proceeds from the sale of the assets of Remington Park was used to pay and satisfy in full all outstanding DIP Loan obligations on May 3, 2010. Accordingly, at September 30, 2010, no amounts remained outstanding under the DIP Loan. At December 31, 2009, $45.0 million, net of $1.3 million of unamortized deferred arrangement fees, due under the DIP Loan was included in the non-current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheets.

    To the Petition Date (note 1(a)), approximately $9.4 million of external third-party costs were incurred in association with these loan facilities between MEC and the MID Lender. Prior to the Petition Date, these costs were recognized as deferred financing costs at the MEC segment level and were amortized into interest expense (of which a portion had been capitalized in the case of the MEC Project Financing Facilities) over the respective term of each of the loan facilities. Prior to the Petition Date, such costs were charged to "general and administrative" expenses at a consolidated level in the periods in which they were incurred.

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  All interest and fees charged by the Real Estate Business prior to the Petition Date relating to the loan facilities, including any capitalization and subsequent amortization thereof by MEC, and any adjustments to MEC's related deferred financing costs, have been eliminated from the Company's consolidated results of operations and financial position.

(b)  Magna Lease Termination

  During the three-month period ended June 30, 2010, the Company and Magna agreed to terminate the lease on a property in the United States. In conjunction with the lease termination, Magna agreed to pay the Company a fee of $1.9 million, which amount will be collected based on a repayment schedule over the remaining term of the original lease which was scheduled to expire in September 2013. The amount has been recognized in "other gains (losses)" in the Company's consolidated statements of income for the nine-month period ended September 30, 2010.

(c)  MEC's Lease Termination

  During the year ended December 31, 2007, the Company acquired a 205 acre parcel of land located in Bonsall, California from MEC, which currently houses the San Luis Rey Downs Thoroughbred Training Facility. This property is being held by MID for future development and MID agreed to lease the property to MEC on a triple-net basis for nominal rent while MID pursues the necessary development entitlements and other approvals. The lease was scheduled to terminate on June 6, 2010, however, on November 11, 2009, MEC elected to exercise its option to terminate the agreement by providing MID four months written notice, as stipulated in the agreement. The lease with MEC was scheduled to terminate on April 11, 2010, however, on March 16, 2010, the property was re-leased to San Luis Racing, Inc., a third party, on a triple-net lease basis for nominal rent while MID continues to pursue the necessary development entitlements and other approvals.

(d)  MEC's Real Estate Sales to Magna

  On March 5, 2009, MEC announced that one of its subsidiaries in Austria had entered into an agreement to sell to a subsidiary of Magna approximately 100 acres of real estate located in Oberwaltersdorf, Austria for a purchase price of approximately 4.6 million euros ($6.0 million). The transaction was completed on April 28, 2009.

4.     DISCONTINUED OPERATIONS OF MEC

On September 12, 2007, MEC's Board of Directors approved a debt elimination plan (the "MEC Debt Elimination Plan") to generate funds from, among other things, the sale of Great Lakes Downs in Michigan, Thistledown in Ohio, Remington Park in Oklahoma City and MEC's interest in Portland Meadows in Oregon. In September 2007, MEC engaged a U.S. investment bank to assist in soliciting potential purchasers and managing the sale process for certain of these assets. In October 2007, the U.S. investment bank began marketing Thistledown and Remington Park for sale and initiated an active program to locate potential buyers. However, MEC subsequently took over the sales process from the U.S. investment bank and was in discussions with potential buyers of these assets prior to the Petition Date. For additional details on the sales of Remington Park and Thistledown, refer to note 2.

In November 2007, MEC initiated a program to locate a buyer for Portland Meadows and was marketing for sale its interest in this property prior to the Petition Date.

In March 2008, MEC committed to a plan to sell Magna Racino™. MEC had initiated a program to locate potential buyers and, prior to the Petition Date, was marketing the assets for sale through a real estate agent. For additional details on the sales process for Magna Racino™, refer to note 2.

On July 16, 2008, MEC completed the sale of Great Lakes Downs in Michigan for cash consideration of $5.0 million.

MEC's results of operations related to discontinued operations for the three and nine-month periods ended September 30, 2010 and 2009 are shown in the following table. There are no assets and liabilities related to

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MEC's discontinued operations included in the Company's consolidated balance sheets as at September 30, 2010 and December 31, 2009 given the deconsolidation of MEC at the Petition Date.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009(1)	2010	2009(1)
Revenues	$—	$—	$—	$21,226
Costs and expenses	—	—	—	19,937

	—	—	—	1,289
Interest expense, net	—	—	—	505

MEC's income from discontinued operations	—	—	—	784
Eliminations (note 3(a))	—	—	—	443

Consolidated income from MEC's discontinued operations	—	—	—	1,227
Deduct income attributable to noncontrolling interest	—	—	—	(363)

Consolidated income from MEC's discontinued operations attributable to MID	$—	$—	$—	$864

(1)
The results for the three-month period ended September 30, 2009 do not include the results of MEC's discontinued operations, while the results for the nine-month period ended September 30, 2009 include the results of MEC's discontinued operations up to the Petition Date of March 5, 2009 (note 1(c)).

5.     REAL ESTATE PROPERTIES

(a)  Real estate properties consist of:

As at	September 30, 2010	December 31, 2009
Real Estate Business — Revenue-producing properties
Land and improvements	$214,517	$219,962
Buildings, parking lots and roadways — cost	1,402,453	1,418,989
Buildings, parking lots and roadways — accumulated depreciation	(442,637)	(418,922)

	1,174,333	1,220,029

Real Estate Business — Development properties
Land and improvements	170,838	169,816
Properties under development	3,624	—

	174,462	169,816

Racing and Gaming properties
Land and improvements	323,370	—
Buildings, parking lots and roadways — cost	27,576	—
Buildings, parking lots and roadways — accumulated depreciation	(568)	—

	350,378	—

	$1,699,173	$1,389,845

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(b)
During the three-month period ended September 30, 2010, the Company recorded a loss of $1.2 million resulting from the disposition of 8.72 acres of land held for development. In 2004, a wholly-owned subsidiary of the Company entered into an agreement with the municipality in which the land is located that if certain development did not occur within a specified period of time, then the land would convey to the municipality. Such development did not occur, resulting in the conveyance of the land to the municipality. The loss on disposal of $1.2 million is included in "gain (loss) on disposal of real estate" on the consolidated statements of income for the three and nine-month periods ended September 30, 2010 and is included in the "Real Estate Business" operations segment.

  During the three-month period ended September 30, 2009, the Company completed the sale of land and a vacant building for cash consideration of $0.8 million and recorded a gain on disposal of $0.3 million, which is included in "gain (loss) on disposal of real estate" on the consolidated statements of income for the three and nine-month periods ended September 30, 2009 and is included in the "Real Estate Business" operations segment.

6.     FIXED ASSETS

Fixed assets consist of:

As at	September 30, 2010	December 31, 2009
Cost
Machinery and equipment	$12,841	$—
Furniture and fixtures	6,079	1,968

	18,920	1,968

Accumulated depreciation
Machinery and equipment	(1,397)	—
Furniture and fixtures	(2,498)	(1,735)

	(3,895)	(1,735)

	$15,025	$233

7.      OTHER ASSETS

Other assets consist of:

As at	September 30, 2010	December 31, 2009
Investments in unconsolidated joint ventures of Racing & Gaming Business	$56,658	$—
Deferred leasing costs	1,869	1,511
Long-term receivables	1,078	554
Tenant inducements	1,399	—
Other	112	—

	$61,116	$2,065

The Company's ownership percentages and carrying values of its investments in unconsolidated joint ventures at September 30, 2010 and December 31, 2009 are as follows:

	Ownership %	September 30, 2010	December 31, 2009
The Village at Gulfstream Park, LLC	50%	$33,369	$—
HRTV, LLC	50%	309	—
Maryland RE & R LLC	51%	22,980	—
Laurel Gaming LLC	49%	—	—

		$56,658	$—

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On May 6, 2010, the Company, through an indirect wholly-owned subsidiary, entered into an agreement with a wholly-owned subsidiary of Penn providing for joint ventures to own and operate the MJC real estate and racing operations and the right to pursue gaming opportunities at MJC properties. On July 1, 2010, all closing conditions relating to this transaction were completed. Accordingly, the Company has recorded a 51% joint venture interest in Maryland RE & R LLC, which owns MJC's real estate and racing operations in Maryland including Pimlico Race Course, Laurel Park and a thoroughbred training centre (the "Real Estate and Racing Venture"). The Real Estate and Racing Venture is managed by MID. The Company has also recorded a 49% joint venture interest in Laurel Gaming LLC, established to develop and operate any future gaming opportunities other than racing at the Maryland properties (the "Gaming Venture"). The Gaming Venture is managed by Penn. Penn paid MID $26.3 million for Penn's interest in the Real Estate and Racing Venture and the Gaming Venture on closing, which included a working capital adjustment and the reimbursement of certain expenses of approximately $0.3 million. The Company realized a loss on disposal of $0.1 million in "other gains (losses)" on the consolidated statements of income for the three and nine-month periods ended September 30, 2010. MID and Penn have agreed to ensure adequate operating capital at MJC, pursuant to an operating plan as mutually determined by MID and Penn and approved by the Maryland Racing Commission, until December 31, 2011. The operating plan has yet to be developed. The investments in these joint ventures have been accounted for using the equity method of accounting as of July 1, 2010. Investments in entities which the Company does not control, but has the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method of accounting. The Company has also determined that these joint ventures do not constitute VIEs. Accordingly, the results of MJC are no longer consolidated in these consolidated financial statements effective July 1, 2010.

The results of operations related to the Company's investments in unconsolidated joint ventures of the Racing & Gaming Business for the three and nine-month periods ended September 30, 2010 and 2009 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Results of operations
Revenues	$17,191	$—	$21,243	$2,224
Costs and expenses	27,829	—	32,865	2,094

Net income (loss)	$(10,638)	$—	$(11,622)	$130

MID's share of net income (loss)	$(5,404)	$—	$(5,896)	$65

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The following represents 100% of the assets and liabilities of the Company's investments in unconsolidated joint ventures of the Racing & Gaming Business:

As at	September 30, 2010	December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	$5,110	$—
Restricted cash	1,120	—
Accounts receivable	16,438	—
Income taxes receivable	811	—
Inventories	228	—
Prepaid expenses and other	1,887	—

	25,594	—
Real estate properties, net	205,279	—
Fixed assets, net	968	—
Other assets, net	66,041	—
Goodwill	29,370	—

Total assets	$327,252	$—

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$28,802	$—
Long-term debt due within one year	4,204	—
Deferred revenue	56	—

	33,062	—
Long-term debt	101,911	—
Other long-term liabilities	60,285	—
Future tax liabilities	2,586	—

Total liabilities	$197,844	$—

8.     INTANGIBLE ASSETS

Intangible assets consist of:

As at	September 30, 2010	December 31, 2009
Racing & Gaming Business
Cost
Customer contracts	$12,086	$—
Software technology	13,000	—
Trademark	4,100	—

	29,186	—

Accumulated amortization
Customer contracts	(1,512)	—
Software technology	(1,083)	—
Trademark	—	—

	(2,595)	—

	$26,591	$—

MI Developments Inc.      2010    81

Amortization expense for each of the following five years is estimated to be as follows:

2011	$6,236
2012	6,236
2013	5,041
2014	3,141
2015	1,673

$22,327

9.      GOODWILL

Goodwill represents the excess of the purchase price over the fair value of net assets acquired (note 2(c)). Goodwill consists of:

As at	September 30, 2010	December 31, 2009
Racing & Gaming Business
Cost:
XpressBet (note 2(c))	$11,637	$—
AmTote (note 2(c))	4,153	—

	$15,790	$—

Goodwill of $29.2 million resulting from the acquisition of MJC at April 30, 2010 (note 2(c)) is no longer recorded on the consolidated balance sheets as the Company sold a 49% interest in MJC on July 1, 2010 to Penn and as a result the investment is accounted for using the equity method (note 7).

82    MI Developments Inc.      2010

10.      INCOME TAXES

(a)
The provision for income taxes from continuing operations differs from the expense that would be obtained by applying Canadian statutory rates as a result of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
MID
Expected income taxes at Canadian statutory rate of 31% (2009 — 33%)	$3,973	$9,963	$17,026	$30,728
Foreign rate differentials	(2,365)	(7,278)	(10,005)	(22,375)
Losses not benefited	9,035	—	11,521	—
Non-deductible (non-taxable) expenses	101	(135)	123	21
Plan of reorganization costs not tax benefited	364	—	5,435	—
Provision relating to loans receivable and interest and other income from MEC	(7,292)	—	(5,610)	—
Other	826	(389)	1,466	222

	4,642	2,161	19,956	8,596

MEC(1)
Expected income taxes at Canadian statutory rate of 31% (2009 — 33%)	—	—	—	(20,254)
Foreign rate differential	—	—	—	45
Losses not benefited	—	—	—	4,994
Non-deductible expenses	—	—	—	37
Deconsolidation adjustment to the carrying value of MID's investment in, and amounts due from, MEC	—	—	—	15,237

	—	—	—	59

	$4,642	$2,161	$19,956	$8,655

(1)
The results for the three-month period ended September 30, 2009 do not include the results of MEC, while the results for the nine-month period ended September 30, 2009 include the results of MEC up to the Petition Date of March 5, 2009 (note 1(c)).

(b)
Future tax assets consist of the following:

As at	September 30, 2010	December 31, 2009
Future tax assets, net of valuation allowance	$10,297	$9,850

  As at September 30, 2010, future tax assets include approximately $7.6 million related to the acquisitions of the Transferred Assets (note 2(c)).

(c)
Future tax liabilities consist of the following:

As at	September 30, 2010	December 31, 2009
Book value of assets in excess of tax value	$67,097	$32,235
Other	6,611	5,589

Future tax liabilities	$73,708	$37,824

MI Developments Inc.      2010    83

As at September 30, 2010, future tax liabilities include approximately $32.9 million related to the acquisition of the Transferred Assets (note 2(c)).

11.     BANK INDEBTEDNESS AND LONG-TERM DEBT

(a)
Bank Indebtedness

  The Company has an unsecured senior revolving credit facility that is available by way of U.S. or Canadian dollar loans or letters of credit (the "MID Credit Facility") and matures on December 21, 2010, unless further extended with the consent of both parties. The maximum commitment available under the MID Credit Facility is $75.0 million, which was reduced to $50.0 million on November 1, 2010. Interest on drawn amounts is calculated based on an applicable margin determined by the ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization. The Company is subject to interest at LIBOR or bankers' acceptance rates, in each case plus 4.50%, or the U.S. base or Canadian prime rate, in each case plus 3.50%. At September 30, 2010, the Company had Cdn. $33.0 million ($32.0 million) drawn under the MID Credit Facility (December 31, 2009 — no borrowings) and had issued letters of credit totalling $2.2 million (December 31, 2009 — $0.2 million). The weighted average interest rate on the loans outstanding under the MID Credit Facility at September 30, 2010 was 6.50%. At November 11, 2010, Cdn. $24.0 million ($23.3 million) was drawn under the MID Credit Facility and $1.2 million of letters of credit were issued.

  A wholly-owned subsidiary of the Company that owns and operates Santa Anita Park had a $7.5 million revolving loan facility under its existing credit facility with a U.S. financial institution that required that the aggregate outstanding principal be fully repaid for a period of 60 consecutive days during each year. The revolving loan facility was scheduled to mature on October 31, 2012. However, the facility was due on demand as a result of MEC filing Chapter 11 petitions on March 5, 2009. The revolving loan facility was secured by a first deed of trust on Santa Anita Park and the surrounding real property. In July 2010, the Company fully repaid the $3.9 million outstanding under the revolving loan facility. Borrowings under the revolving loan facility bore interest at the U.S. prime rate.

(b)
Long-term Debt

  The Company has a mortgage in the amount of Cdn. $2.3 million ($2.2 million), which bears interest at 8.1% per annum and matures in January 2011. The mortgage is repayable in equal blended monthly payments of Cdn. $35 thousand and is collateralized by the underlying property.

  The Company's wholly-owned subsidiary that owns and operates Santa Anita Park also had $55.9 million outstanding under its fully drawn term loan facility, which bore interest at LIBOR plus 2.0%. In July 2010, the Company fully repaid the $55.9 million outstanding under the term loan facility. The term loan facility was repayable in monthly principal payments of $375 thousand until maturity. The term loan facility was scheduled to mature on October 31, 2012. However, the facility was due on demand as a result of MEC filing Chapter 11 petitions on March 5, 2009. The term loan was collateralized by a first deed of trust on Santa Anita Park and the surrounding real property.

12.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

As at	September 30, 2010	December 31, 2009
Accounts payable	$25,323	$1,263
Accrued salaries and wages	5,391	2,565
Accrued interest payable	4,268	371
Other accrued liabilities	29,329	16,977

	$64,311	$21,176

84    MI Developments Inc.      2010

13.     CONTRIBUTED SURPLUS

Changes in the Company's contributed surplus are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Contributed surplus, beginning of period	$58,597	$57,109	$58,575	$57,062
Stock-based compensation	319	19	341	66

Contributed surplus, end of period	$58,916	$57,128	$58,916	$57,128

14.     ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in the Company's accumulated other comprehensive income are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Accumulated other comprehensive income, beginning of period	$122,046	$153,544	$198,182	$161,827
Change in fair value of interest rate swaps, net of taxes and noncontrolling interest	—	—	—	92
Foreign currency translation adjustment, net of noncontrolling interest(i)	55,217	38,148	(20,919)	49,623
Reclassification to income upon deconsolidation of MEC (note 1(c))	—	—	—	(19,850)

Accumulated other comprehensive income, end of period(ii)	$177,263	$191,692	$177,263	$191,692

(i)
The Company incurs unrealized foreign currency translation gains and losses related to its self-sustaining operations having functional currencies other than the U.S. dollar. During the three-month period ended September 30, 2010, the Company reported unrealized currency translation gains primarily due to the strengthening of the euro and Canadian dollar against the U.S. dollar. During the nine-month period ended September 30, 2010, the Company reported unrealized currency translation losses primarily due to weakening of the euro against the U.S. dollar. During the three and nine-month periods ended September 30, 2009, the Company reported unrealized currency translation gains primarily due to a strengthening of the euro and Canadian dollar against the U.S. dollar.

(ii)
Accumulated other comprehensive income consists of:

As at	September 30, 2010	December 31, 2009
Foreign currency translation adjustment	$177,263	$198,182

MI Developments Inc.      2010    85

15.     NONCONTROLLING INTEREST

Changes in the noncontrolling interest of MEC are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Noncontrolling interest, beginning of period	$—	$—	$—	$24,182
MEC's stock-based compensation	—	—	—	23
Disgorgement payment received from noncontrolling interest(i)	—	—	—	420
Comprehensive income (loss):
Net loss attributable to the noncontrolling interest	—	—	—	(6,308)
Other comprehensive income (loss) attributable to the noncontrolling interest:
Change in fair value of interest rate swaps, net of taxes	—	—	—	79
Foreign currency translation adjustment	—	—	—	(74)
Reclassification to income upon deconsolidation of MEC (note 1(c))	—	—	—	(18,322)

Noncontrolling interest, end of period	$—	$—	$—	$—

(i)
In January 2009, MEC received notice from an institutional shareholder holding more than 10% of MEC's outstanding shares that such institution had completed various transactions involving MEC Class A Stock which were determined to be in violation of Section 16 of the Securities Exchange Act of 1934 (the "Act"). In efforts to regain compliance with Section 16 of the Act, the institution was required to file reports with the SEC of the institution's holdings in, and transactions involving, MEC Class A Stock and determined that, based on transactions completed in 2003 and 2004, a disgorgement payment of $0.4 million, representing "short-swing profits" realized by the institution, was required to be made to MEC. The Company accounted for the cash receipt as an increase to the noncontrolling interest in MEC.

16.     STOCK-BASED COMPENSATION

On August 29, 2003, the Board approved the Incentive Stock Option Plan (the "MID Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. Amendments to the MID Plan were approved by the Company's shareholders at the May 11, 2007 Annual and Special Meeting, and became effective on June 6, 2007. At September 30, 2010, a maximum of 2.61 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

MID has granted stock options to certain directors and officers to purchase MID Class A Subordinate Voting Shares. Except for the options granted on November 10, 2009 and August 12, 2010, as described below, such options have generally been granted with 1/5th of the options vesting on the date of grant and the remaining options vesting over a period of four years at a rate of 1/5th on each anniversary of the date of grant. On November 12, 2009, MID granted to the outside directors and to management an aggregate of 455,000 stock options to acquire MID's Class A Subordinate Voting Shares. The options granted vest 50% on the date of grant, 25% on the first anniversary of the date of grant and 25% on the second anniversary of the date of grant. On August 18, 2010, MID granted to outside directors an aggregate of 95,000 stock options to acquire MID's Class A Subordinate Voting Shares. The options granted vest 50% on the date of grant and 50% on the first anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

86    MI Developments Inc.      2010

A reconciliation of the changes in stock options outstanding is presented below:

	2010		2009
	Number	Weighted Average Exercise Price (Cdn. $)	Number	Weighted Average Exercise Price (Cdn. $)
Stock options outstanding, January 1	881,544	24.50	494,544	34.83
Cancelled or forfeited	(121,544)	26.25	(8,000)	39.12

Stock options outstanding, June 30 and March 31	760,000	24.22	486,544	34.76
Granted	95,000	12.90	—	—
Cancelled or forfeited	(20,000)	35.49	(60,000)	32.15

Stock options outstanding, September 30	835,000	22.66	426,544	35.12

Stock options exercisable, September 30	565,000	25.74	376,544	34.56

  The Company estimates the fair value of stock options at the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of freely traded options, which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of the Company's control. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide the only measure of the fair value of the Company's stock options.

  The weighted average assumptions used in determining the fair value of the MID stock options granted are shown in the table below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Risk-free interest rate	1.3%	—	1.3%	—
Expected dividend yield	3.3%	—	3.3%	—
Expected volatility of MID's Class A Subordinate Voting Shares	58.7%	—	58.7%	—
Weighted average expected life (years)	2.0	—	2.0	—
Weighted average fair value per option granted	$3.40	$—	$3.40	$—

  At September 30, 2010, the total unrecognized compensation expense relating to the outstanding stock options is approximately $104 thousand, which is expected to be recognized as an expense over a period of 1.1 years.

  Effective November 3, 2003, MID established a Non-Employee Director Share-Based Compensation Plan (the "DSP"), which provides for a deferral of up to 100% of each outside director's total annual remuneration from the Company, at specified levels elected by each director, until such director ceases to be a director of the Company. The amounts deferred are reflected by notional deferred share units ("DSUs") whose value reflects the market price of the Company's Class A Subordinate Voting Shares at the time that the particular payment(s) to the director is determined. The value of a DSU will appreciate or

MI Developments Inc.      2010    87

  depreciate with changes in the market price of the Class A Subordinate Voting Shares. The DSP also takes into account any dividends paid on the Class A Subordinate Voting Shares. Effective January 1, 2005, all directors were required to receive at least 50% of their Board and Committee compensation fees (excluding Special Committee fees, effective January 1, 2006) in DSUs. On January 1, 2008, the DSP was amended such that this 50% minimum requirement is only applicable to Board retainer fees. Under the DSP, when a director leaves the Board, the director receives a cash payment at an elected date equal to the value of the accrued DSUs at such date. There is no option under the DSP for directors to receive Class A Subordinate Voting Shares in exchange for DSUs.

  A reconciliation of the changes in DSUs outstanding is presented below:

	2010	2009
DSUs outstanding, January 1	115,939	80,948
Granted	14,000	32,815
Redeemed	(11,640)	(11,245)

DSUs outstanding, March 31	118,299	102,518
Granted	9,537	21,540
Redeemed	—	(25,536)

DSUs outstanding, June 30	127,836	98,522
Granted	13,977	15,118

DSUs outstanding, September 30	141,813	113,640

  During the nine-month period ended September 30, 2010, 11,640 DSUs were redeemed by a director who left the Board in 2009 for cash proceeds of $143 thousand. During the nine-month period ended September 30, 2009, 36,781 DSUs were redeemed by four directors, two of which left the Board in 2008 and two of which left the Board in 2009, for aggregate cash proceeds of $288 thousand.

  During the three and nine-month periods ended September 30, 2010, the Company recognized stock-based compensation expense of $314 thousand (2009 — $768 thousand) and $619 thousand (2009 — $1.3 million), respectively, which includes a recovery of $5 thousand (2009 — expense of $749 thousand) and an expense of $278 thousand (2009 — $1.2 million), respectively, pertaining to DSUs.

17.     EARNINGS PER SHARE

Diluted earnings per share for the three and nine-month periods ended September 30, 2010 and 2009 are computed as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Income from continuing operations	$8,173	$28,027	$34,967	$29,647
Income from discontinued operations	—	—	—	864

Net income attributable to MID	$8,173	$28,027	$34,967	$30,511

Weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands)	46,708	46,708	46,708	46,708

Diluted earnings per Class A Subordinate Voting or Class B Share
— from continuing operations	$0.18	$0.60	$0.75	$0.63
— from discontinued operations	—	—	—	0.02

	$0.18	$0.60	$0.75	$0.65

88    MI Developments Inc.      2010

The computation of diluted earnings per share for the three and nine-month periods ended September 30, 2010 excludes the effect of the potential exercise of 760,000 (2009 — 486,544) and 881,544 (2009 — 494,544) options, respectively, to acquire Class A Subordinate Voting Shares of the Company because the effect would be anti-dilutive.

18.      DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
MID
Straight-line rent adjustment	$170	$237	$534	$553
Interest and other income from MEC	—	(12,362)	—	(31,247)
Stock-based compensation expense	314	768	619	1,265
Depreciation and amortization	13,384	10,583	36,390	30,479
Equity loss	5,404	—	5,896	—
Deconsolidation adjustment to the carrying values of amounts due from MEC	—	—	—	504
Future income taxes	2,291	125	11,298	(1,276)
Impairment recovery relating to loans receivable from MEC	(18,698)	—	(28,685)	—
Loss (gain) on disposal of real estate	1,205	(263)	1,205	(263)
Other	74	80	376	226

	4,144	(832)	27,633	241

MEC(1)
Stock-based compensation expense	—	—	—	23
Depreciation and amortization	—	—	—	7,014
Amortization of debt issuance costs	—	—	—	3,346
Equity income	—	—	—	(65)
Deconsolidation adjustment to the carrying value of the investment in MEC	—	—	—	46,173
Other	—	—	—	20

	—	—	—	56,511

Eliminations (note 3(a))	—	—	—	(339)

	$4,144	$(832)	$27,633	$56,413

  (1)
  The results for the three-month period ended September 30, 2009 do not include the results of MEC, while the results for the nine-month period ended September 30, 2009 include the results of MEC up to the Petition Date of March 5, 2009 (note 1(c)).

MI Developments Inc.      2010    89

(b)
Changes in non-cash working capital balances are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
MID
Restricted cash	$(1,349)	$—	$(520)	$—
Accounts receivable	15,884	(1,070)	42,804	(1,246)
Receivable from Reorganized MEC	32,899	—	32,899	—
Inventories	(801)	—	(1,066)	—
Loans receivable from MEC, net	—	(41)	(613)	(720)
Prepaid expenses and other	(592)	350	1,442	(1,142)
Accounts payable and accrued liabilities	(5,074)	5,328	(52,967)	5,264
Income taxes	(1,077)	92	(1,077)	676
Deferred revenue	722	380	(3,736)	(565)

	40,612	5,039	17,166	2,267

MEC(1)
Restricted cash	—	—	—	189
Accounts receivable	—	—	—	(18,624)
Inventories	—	—	—	—
Prepaid expenses and other	—	—	—	(2,076)
Accounts payable and accrued liabilities	—	—	—	11,289
Income taxes	—	—	—	48
Loans payable to MID, net	—	—	—	653
Deferred revenue	—	—	—	217

	—	—	—	(8,304)

Eliminations (note 3(a))	—	—	—	(43)

	$40,612	$5,039	$17,166	$(6,080)

  (1)
  The results for the three-month period ended September 30, 2009 do not include the results of MEC, while the results for the nine-month period ended September 30, 2009 include the results of MEC up to the Petition Date of March 5, 2009 (note 1(c)).

(c)
Non-cash investing and financing activities

  On April 30, 2010, the Company acquired the Transferred Assets with the purchase price being settled by the outstanding MEC loans of $344.7 million (note 2(c)) and cash payments aggregating $90.5 million.

90    MI Developments Inc.      2010

19.      DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION

(a)
Derivative Financial Instruments

  The Company periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions. At September 30, 2010, the Company did not have any foreign exchange forward contracts outstanding. At December 31, 2009, the Company held foreign exchange forward contracts to purchase Cdn. $0.6 million and sell U.S. $0.5 million. These contracts matured on January 4, 2010 and were entered into by a wholly-owned subsidiary of the Company with a U.S. dollar functional currency to mitigate its foreign exchange exposure to a Canadian dollar denominated payable to the Company's corporate operations having the Canadian dollar as its functional currency. Based on foreign exchange rates at December 31, 2009, the fair value of these foreign exchange forward contracts at December 31, 2009 was a liability of approximately $10 thousand, which is included in "accounts payable and accrued liabilities" on the Company's consolidated balance sheets.

  The following tables summarize the impact of these derivative financial instruments on the Company's unaudited interim consolidated financial statements as at September 30, 2010 and December 31, 2009 and for the three and nine-month periods ended September 30, 2010 and 2009:

As at	September 30, 2010	December 31, 2009
Derivatives not designated as hedging instruments
Foreign exchange forward contracts
— included in accounts payable and accrued liabilities	$—	$10

		Amount of Losses (Gains) Recognized in Income on Derivatives
	Location of Losses (Gains) Recognized in Income on Derivatives
		2010	2009
Three Months Ended September 30
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Foreign exchange losses (gains)	$—	$26

		Amount of Losses (Gains) Recognized in Income on Derivatives
	Location of Losses (Gains) Recognized in Income on Derivatives
		2010	2009
Nine Months Ended September 30
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Foreign exchange losses (gains)	$(10)	$516

MI Developments Inc.      2010    91

(b)
Fair Value Measurements

  Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. ASC 820, "Fair Value Measurements and Disclosures", establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined based on quoted prices in active markets for identical assets or liabilities.
Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.
Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

  The following table represents information related to the Company's assets and liabilities measured at fair value on a recurring and nonrecurring basis and the level within the fair value hierarchy in which the fair value measurements fall:

As at September 30, 2010	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS CARRIED AT FAIR VALUE ON A RECURRING BASIS
Assets carried at fair value
Cash and cash equivalents	$111,785	$—	$—
Restricted cash	10,655	—	—

As at December 31, 2009	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS AND LIABILITIES CARRIED AT FAIR VALUE ON A RECURRING BASIS
Assets carried at fair value
Cash and cash equivalents	$135,163	$—	$—
Restricted cash	458	—	—
Loans receivable from MEC, net (note 3(a))(ii)	—	—	362,404
Liabilities carried at fair value
Foreign exchange forward contracts(i)	—	10	—

ASSETS CARRIED AT FAIR VALUE ON A NONRECURRING BASIS
Real estate property	$—	$—	$10,000

  (i)
  Foreign exchange forward contracts are a Level 2 fair value measurement as the fair value of the contracts are determined based on foreign exchange rates in effect at December 31, 2009.

92    MI Developments Inc.      2010

  (ii)
  The following table reconciles the beginning and ending balances of assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the nine-month periods ended September 30, 2010 and 2009:

Nine Months Ended September 30,	2010	2009
Loans receivable from MEC, net, beginning of period	$362,404	$—
Loan advances to MEC	13,804	—
Loan repayments from MEC	(60,794)	—
Non-cash settlement of loan receivable from MEC (note 3(a))	(344,710)	—
Impairment recovery relating to loans receivable from MEC (note 3(a))	28,685	—
Other	611	—

Loans receivable from MEC, net, end of period	$—	$—

    Certain assets are measured at fair value on a nonrecurring basis; that is, the assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment. As at December 31, 2009, loans receivable from MEC, net with an aggregate cost of $453.2 million were written down to fair value of $362.4 million. At April 30, 2010, loans receivable from MEC, net were settled. Loans receivable from MEC, net are a Level 3 fair value measurement as estimated recoverability is partially determined based on the value of the collateral based on third-party appraisals or other valuation techniques, such as discounted cash flows, for those MEC assets transferred to the Company under the Plan or for which the Court has yet to approve for sale under the Plan, net of expected administrative, priority and allowed claims to be paid by the Company under the Plan (note 3(a)).

  (iii)
  The fair value of the senior unsecured debentures is determined using the quoted market price of the senior unsecured debentures. At September 30, 2010, the fair value of the senior unsecured debentures was approximately $277.8 million.

20.      SEGMENTED INFORMATION

The Company's reportable segments are described in note 1(a) to the accompanying unaudited interim consolidated financial statements. The following tables present certain information with respect to the Company's operating segments:

As at	September 30, 2010	December 31, 2009
Total assets
Real Estate Business	$1,480,183	$1,918,151
Racing & Gaming Business	554,303	—

Total assets	$2,034,486	$1,918,151

MI Developments Inc.      2010    93

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010(1)	2009(2)	2010(1)	2009(2)
Revenues
Real Estate Business	$42,767	$57,012	$130,825	$165,992
Racing & Gaming Business	48,414	—	118,084	152,935

	91,181	57,012	248,909	318,927
Eliminations (note 3(a))	—	—	—	(9,636)

Total revenues	$91,181	$57,012	$248,909	$309,291

Net income
Real Estate Business	$31,349	$28,027	$64,358	$84,517
Racing & Gaming Business	(23,176)	—	(29,391)	(54,342)

	8,173	28,027	34,967	30,175
Eliminations (note 3(a))	—	—	—	336

Net income attributable to MID	$8,173	$28,027	$34,967	$30,511

(1)
The results for the three-month period ended September 30, 2010 include the results of the Transferred Assets, while the results for the nine-month period ended September 30, 2010 include the results of the Transferred Assets from the date of transfer of April 30, 2010 (note 2(c)).

(2)
The results for the three-month period ended September 30, 2009 do not include the results of MEC, while the results for the nine-month period ended September 30, 2009 include the results of MEC up to the Petition Date of March 5, 2009 (note 1(c)).

21.      COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)
The Company has learned of the filing of a Statement of Claim (commenced by a Notice of Action) against it and certain of its current and former directors and officers with the Ontario Superior Court of Justice by certain shareholders alleging, among other things, that directors of MID breached their duties in connection with certain transactions with MEC. MID has not been served with this Statement of Claim or Notice of Action. The Company believes that this claim is entirely without merit. These shareholders filed the claim on May 21, 2010, but did not serve it upon MID or any of the other defendants. If and when the shareholders who have commenced this new claim decide to pursue it, MID will defend the claim vigorously and will seek the highest cost award possible in the circumstances.

(c)
The Company's Racing & Gaming Business operations generate a substantial amount of its revenues from wagering activities and are subject to the risks inherent in the ownership and operation of its racetracks. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

(d)
In addition to the letters of credit issued under the Company's credit facilities (note 11), the Company had $2.2 million of letters of credit issued with various financial institutions at September 30, 2010 to guarantee various construction projects. These letters of credit are secured by cash deposits of the Company.

(e)
The Company has provided indemnities related to surety bonds issued in the process of obtaining licences and permits at certain of the Company's Racing & Gaming Business racetracks and to

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  guarantee various construction projects related to activities of its subsidiaries. At September 30, 2010, these indemnities amount to $5.2 million, with expiration dates through 2013.

(f)
At September 30, 2010, the Company's contractual commitments related to construction and development projects outstanding amounted to approximately $3.2 million.

(g)
In August 2010, the Company introduced the creation of the "Preakness 5.5", a bonus program which could award an aggregate of $5.5 million to the winner of the Preakness Stakes in May 2011. The bonus will be shared between the horse owner and the trainer. In order to qualify for the Preakness 5.5, two pre-qualifying races must be won. XpressBet will also sponsor the "XpressBet .55", a prize of $550 thousand awarded to the winner of the 2011 Preakness if that horse was not eligible for the Preakness $5.5 million bonus but was a runner in one of the pre-qualifying races and finished first, second or third at the second pre-qualifying race. The Company is in the process of acquiring appropriate insurance coverage for the Preakness 5.5 program. Should insurance coverage not be obtained, the Company is committed to award $5.5 million if there is a winner of the Preakness 5.5. In addition, the Company is committed to award $550 thousand under the XpressBet .55 program should there be a winner as described above.

(h)
In September 2010, the Company announced the introduction of the "Black-Eyed Susan 2.2", a bonus program that could award an aggregate of $2.2 million to the winning horse owner and trainer of the Black-Eyed Susan Stakes in May 2011. To qualify for the Black-Eyed Susan Stakes, a three-year-old horse must first win two pre-qualifying races plus the Gulfstream Park Oaks race. Also, the Company has committed to award the "XpressBet Consolation Prize", an aggregate of $220 thousand to the horse owner and trainer if they are a runner in a pre-qualifying race of the Black-Eyed Susan 2.2, finished first, second or third in the Santa Anita Oaks or Gulfstream Park Oaks races and wins the Black-Eyed Susan Stakes. In addition, the Company is committed to award $50 thousand for the "AmTote Jockey Bonus". This prize is awarded to the Black-Eyed Susan Stakes winning jockey who wins one of the qualifying races and competes in at least one other qualifying race. The Company is in the process of acquiring appropriate insurance coverage for the Black-Eyed Susan 2.2 bonus program. Should insurance coverage not be obtained, the Company is committed to award $2.2 million if there is a winner of the Black-Eyed Susan 2.2. In addition, the Company is committed to award the XpressBet Consolation Prize and the AmTote Jockey Bonus should there be a winner as described above.

(i)
On March 4, 2007, certain of the Transferred Assets entered into a series of agreements with Churchill Downs Incorporated ("CDI") in order to enhance wagering integrity and security, to own and operate HRTV®, to buy and sell horse racing content and to promote the availability of horse racing signals to customers worldwide. These agreements involved the formation of a joint venture, TrackNet Media Group, LLC ("TrackNet"), a reciprocal content swap agreement and the purchase by CDI from the Transferred Assets of a 50% interest in HRTV®. Under the reciprocal content swap agreement, the Company and CDI exchange their respective horse racing signals. Both the Company and CDI are required to make capital contributions, as required, on an equal basis, to fund the operations of HRTV, LLC. The TrackNet joint venture is in the process of being dissolved.

(j)
In May 2005, a Limited Liability Company Agreement was entered into between the Transferred Assets and Forest City concerning the development of The Village at Gulfstream Park™, an outdoor shopping and entertainment centre adjacent to Gulfstream Park that opened in February 2010. Forest City contributed $15.0 million as an initial capital contribution. The Company is obligated to contribute 50% of any equity amounts in excess of $15.0 million, as required. If the Company or Forest City fail to make required capital contributions when due, then either party to the agreement may advance such funds to the Limited Liability Company, equal to the required capital contributions, as a recourse loan or as a capital contribution for which the capital accounts of the partners would be adjusted accordingly. Upon the opening of The Village at Gulfstream Park™, annual cash receipts (adjusted for certain disbursements and reserves) will first be distributed to the Forest City partner, subject to certain limitations, until such time as the initial contribution accounts of the partners are equal. Thereafter, the cash receipts are generally expected to be distributed to the partners equally, provided they maintain their equal interest in the partnership. The annual cash payments made to the Forest City partner to equalize the partners' initial contribution accounts will not exceed the amount of the annual ground rent.

MI Developments Inc.      2010    95

(k)
On May 8, 2008, the Los Angeles Turf Club, Incorporated. ("LATC") commenced civil litigation in the District Court in Los Angeles for breach of contract. It is seeking damages in excess of $8.4 million from Cushion Track Footing USA, LLC and other defendants for failure to install a racing surface at Santa Anita Park suitable for the purpose for which it was intended. The defendants were served with the complaint and filed a motion to dismiss the action for lack of personal jurisdiction. On October 20, 2008, the presiding judge denied the defendants' motions. The defendants have filed answers and cross complaints against all other vendors who participated in the removal and construction of the track. In addition, the defendants filed a counter-claim against LATC, which was dismissed. The case is now at issue and will be set for a court-ordered mediation on or about December 1, 2010.

(l)
The California Regional Water Quality Control Board (the "Control Board") requires that Santa Anita Park apply for, and keep in force, a wastewater discharge permit which governs and regulates the amount of contaminated water that may be discharged into the storm drain and water table as a result of maintenance of the horse population on site. With the issuance of the permit in 2006, there were certain compliance efforts the Control Board requested that management address over the five-year permit period. The Control Board did not give deadlines for immediate compliance nor is Santa Anita Park's current permit at risk for non-compliance. Citations are not expected unless Santa Anita Park does not make an effort to comply. Santa Anita Park is in continual discussions with the Control Board regarding the nature of the compliance requests and the planning process as to how these requirements will be addressed. A number of these requirements have been or are expected to be addressed through planned capital projects. Given the fact that a number of these remediation requirements would be better addressed through capital projects rather than merely a repair or fix of existing facilities, the ultimate cost of remediation will be impacted by the decision on how to best address the remediation requirement. This process will span several years as Santa Anita Park addresses each of these requirements. The exact scope, cost and timing of the remediation efforts have not been finalized and a compliance plan has not been agreed upon with the Control Board. It has been concluded that no accrual is required at September 30, 2010, since the Control Board had granted a permit for a five-year period, there were no manifestations by the Control Board for immediate compliance and Santa Anita Park had not finalized a compliance plan with the Control Board.

(m)
On November 14, 2006, MEC completed the sale to PA Meadows, LLC of all the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc. and MEC Pennsylvania Racing, Inc. (collectively "The Meadows") through which MEC owned and operated The Meadows, a standardbred racetrack in Pennsylvania. On closing, MEC received cash consideration and a holdback agreement ("The Meadows Holdback Agreement"), under which $25.0 million was payable to MEC over a five-year period, subject to the offset for certain indemnification obligations. In April 2009, MEC estimated $10.0 million (less certain offsets) was payable based upon certain triggering events in The Meadows Holdback Agreement, however, payment was not made by PA Meadows, LLC. Accordingly, MEC commenced litigation proceedings for collection of the $10.0 million proceeds plus interest. In addition, in February 2010, an additional $5.0 million, less certain offsets, was considered owing under the terms of The Meadows Holdback Agreement; again, however, payment was not made. As part of the acquisition of the Transferred Assets (note 2(c)), MID received the right to receive any payments under The Meadows Holdback Agreement currently pending in the Court. A decision by the Court concerning the motions for summary judgments made by the parties with respect to whether any amounts are owed to MID under The Meadows Holdback Agreement is expected prior to the end of 2010.

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(n)
At September 30, 2010, the Racing & Gaming Business had commitments under operating leases requiring future minimum annual rental payments as follows:

2011	$1,830
2012	1,224
2013	1,157
2014	957
2015	805
Thereafter	124

$6,097

22.      RECONCILIATION TO CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's accounting policies as reflected in these unaudited interim consolidated financial statements do not materially differ from Canadian GAAP except as described in the following tables presenting net income attributable to MID, earnings attributable to each MID Class A Subordinate Voting or Class B Share and comprehensive income attributable to MID under Canadian GAAP. The following table reflects the significant differences between U.S. GAAP and Canadian GAAP that impact the financial statements for the reported periods. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2009.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Net income attributable to MID under U.S. GAAP	$8,173	$28,027	$34,967	$30,511
Interest expense on subordinated notes(i)	—	—	—	6,570	*
Depreciation and amortization(ii)	—	—	—	(340)	*
Stock-based compensation(iii)	—	—	—	3,204	*
Foreign currency translation losses(iv)	—	95	—	(28,241)

Net income attributable to MID under Canadian GAAP	$8,173	$28,122	$34,967	$11,704

Basic and diluted earnings attributable to each MID Class A Subordinate Voting or Class B Share
— continuing operations	$0.18	$0.60	$0.75	$0.23
— discontinued operations	—	—	—	0.02

	$0.18	$0.60	$0.75	$0.25

Comprehensive income attributable to MID under U.S. GAAP	$63,390	$66,175	$14,048	$60,376
Net adjustments to U.S. GAAP net income per above table	—	95	—	(18,807)
Translation of development property carrying costs(v)	128	55	278	99
Foreign currency translation losses(iv)	—	(95)	—	28,241
Employee defined benefit and postretirement plans(vi)	—	—	—	(728)	*

Comprehensive income attributable to MID under Canadian GAAP	$63,518	$66,230	$14,326	$69,181

*
Reflects cumulative impact of Canadian GAAP accounting to MID's investment in MEC being adjusted to nil upon deconsolidation of MEC at the Petition Date (note 1(c)).

MI Developments Inc.      2010    97

(i)
Financial Instruments and Long-term Debt

  Under Canadian GAAP, a portion of the face value of MEC's convertible subordinated notes (the "MEC Notes") attributable to the value of the conversion feature at inception is recorded as part of the noncontrolling interest in MEC, rather than as a liability. The remaining value of the MEC Notes at inception is accreted up to their face value on an effective yield basis over the term of the MEC Notes, with the accretion amount being included in MEC's net interest expense. Under U.S. GAAP, the MEC Notes are recorded entirely as debt, resulting in lower net interest expense than under Canadian GAAP.

(ii)
Depreciation and Amortization

  Based on the terms of MEC's sale of The Meadows in 2006, the sale of The Meadows' real estate properties and fixed assets is not accounted for as a sale and leaseback, but rather using the financing method of accounting under U.S. GAAP as MEC is deemed to have a continuing interest in the transaction. Accordingly, under U.S. GAAP, such real estate properties and fixed assets were required to remain on the balance sheet and continue to depreciate and $7.2 million of the sale proceeds were required to be deferred at inception and were included in MEC's "other long-term liabilities" on the Company's consolidated balance sheets at December 31, 2008 and 2007. Under U.S. GAAP, these sale proceeds are to be recognized at the point when the transaction subsequently qualifies for sale recognition. Under Canadian GAAP, the disposal of such real estate properties and fixed assets was recognized as a sale transaction.

(iii)
Stock-based Compensation

  Canadian GAAP requires the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. The Company also adopted this policy under U.S. GAAP effective January 1, 2004. However, under U.S. GAAP, the cumulative impact on adoption of stock-based compensation is not recognized in the consolidated financial statements as an adjustment to opening deficit. As a result, prior to the deconsolidation of MEC (note 1(c)), $3.2 million of MEC's stock-based compensation expense related to periods prior to January 1, 2004 are excluded from MID shareholders' equity under U.S. GAAP but not under Canadian GAAP.

(iv)
Investment Translation Gains or Losses

  Under Canadian GAAP, investment translation gains or losses are accumulated in the "accumulated other comprehensive income" component of shareholders' equity, and the appropriate amounts of the investment translation gains or losses are reflected in income when there is a reduction resulting from capital transactions in the Company's net investment in the operations that gave rise to such exchange gains and losses. Under U.S. GAAP, the appropriate amounts of the investment translation gains or losses are only reflected in income when there is a sale or partial sale of the Company's investment in these operations or upon a complete or substantially complete liquidation of the investment.

(v)
Capitalization of Development Property Carrying Costs

  Under both Canadian and U.S. GAAP, certain carrying costs incurred in relation to real estate property held for development are permitted to be capitalized as part of the cost of such property while being held for development. However, Codification Subtopic 970-360, "Real Estate — Property, Plant and Equipment", is more restrictive than Canadian Institute of Chartered Accountants Handbook Section 3061, "Property, Plant and Equipment", in relation to the necessary criteria required to capitalize such costs. As a result, certain carrying costs have been capitalized from time to time under Canadian GAAP that are not permitted under U.S. GAAP.

(vi)
Employee Defined Benefit and Postretirement Plans

  Codification Topic 715, "Compensation — Retirement Benefits" requires employers to recognize the funded status (the difference between the fair value of plan assets and the projected benefit obligations) of a defined benefit postretirement plan as an asset or liability on the consolidated balance sheets with a corresponding adjustment to "accumulated other comprehensive income", net of related tax and noncontrolling interest impact. No such adjustment is required under Canadian GAAP.

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(vii)
Joint Ventures

  Under U.S. GAAP, MEC's investments in joint ventures are accounted for using the equity method of accounting, resulting in MEC's proportionate share of the net income or loss of the joint ventures in which it has an interest being recorded in a single line, "equity loss (income)" on the Company's consolidated statements of income. Similarly, MEC's investments in joint ventures are included in a single line, "other assets", on the Company's consolidated balance sheets. Only cash invested by MEC into its interests in joint ventures are reflected in the Company's consolidated statements of cash flows. Under Canadian GAAP, MEC's investments in joint ventures are accounted for using the proportionate consolidation method. MEC's proportionate share of the joint ventures in which it has an interest is added to the consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows on a line-by-line basis.

The following tables indicate the items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under Canadian GAAP:

As at September 30, 2010	U.S. GAAP	Joint Ventures	Property Carrying Costs	Canadian GAAP
Cash and cash equivalents	$111,785	$2,548	$—	$114,333
Restricted cash	10,655	571	—	11,226
Accounts receivable	21,154	8,277	—	29,431
Income taxes receivable	2,381	414	—	2,795
Inventories	5,610	116	—	5,726
Prepaid expenses and other	11,971	962	—	12,933
Real estate properties, net	1,699,173	103,698	4,716	1,807,587
Fixed asset, net	15,025	496	—	15,521
Other assets	61,116	(23,637)	—	37,479
Goodwill	15,790	14,978	—	30,768
Future tax assets	10,297	—	(218)	10,079
Accounts payable and accrued liabilities	64,311	16,374	—	80,685
Long-term debt due within one year	2,235	2,102	—	4,337
Deferred revenue	6,792	29	—	6,821
Long-term debt	—	50,956	—	50,956
Other long-term liabilities	4,137	37,643	—	41,780
Future tax liabilities	73,708	1,319	1,372	76,399
Shareholders' equity	1,585,248	—	3,126	1,588,374

As at December 31, 2009	U.S. GAAP	Property Carrying Costs	Canadian GAAP
Real estate properties, net	$1,389,845	$4,325	$1,394,170
Future tax assets	9,850	(218)	9,632
Future tax liabilities	37,824	1,258	39,082
MID shareholders' equity	1,589,542	2,849	1,592,391

23.      SUBSEQUENT EVENTS

(a)
On October 1, 2010, the Company was advised by ST Acquisition Corp. (the "Offeror"), a corporation controlled by members of the Stronach Family, that it intends to make an offer to acquire any or all of the outstanding Class A Subordinate Voting Shares and Class B Shares of MID that it does not already own at a price of $13.00 per share in cash. The Offeror and its affiliated and associated entities currently own an aggregate of 50,000 Class A Subordinate Voting Shares and 383,414 Class B Shares of MID, which

MI Developments Inc.      2010    99

  together represent approximately 60% of the total voting power of MID's outstanding shares. The offer is not expected to be conditional on any minimum number of shares being tendered. The Board of Directors of MID has established a special committee of independent directors to review and evaluate the proposed offer and, as required by applicable securities laws, to supervise the preparation of a formal valuation of the shares.

(b)
On November 9, 2010, the Company received a proposal from Minor Racing, LLC to acquire from the Company for a price in the range of $150.0 million to $170.0 the following assets: Santa Anita Park, Golden Gate Fields, The Maryland Jockey Club, Portland Meadows, AmTote and XpressBet. Minor Racing, LLC also proposed to acquire Gulfstream Park (including the Company's interest in The Village at Gulfstream Park™, a joint venture with Forest City Enterprises, Inc.) and all of the Company's other Florida racing related assets for an additional $150.0 million, although the proposal is not conditional on the inclusion of these assets. The proposal is subject to due diligence and assumes that the assets would be acquired debt free and the acquired entities would be working capital neutral. The Special Committee of the Board of Directors is reviewing and evaluating the proposal from Minor Racing, LLC.

(c)
On November 2, 2010, the Company repaid Cdn. $9.0 million under the MID Credit Facility, such that at November 11, 2010, the Company had Cdn. $24.0 million ($23.3 million) drawn under the MID Credit Facility. In addition, on October 6, 2010, the outstanding letters of credit were reduced by $1.0 million to $1.2 million.

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Corporate Information

Board of Directors	Officers	Office Location

Frank Stronach
Chairman of the Board
Dennis J. Mills
Vice Chairman
Senator Rod A.A. Zimmer
Lead Director
Member of the Senate of Canada
and President of
The Gatehouse Corporation
Franz Deutsch
President,
Austrian Canadian Business Club
Benjamin Hutzel
Retired Partner,
Bennett Jones LLP
Manfred Jakszus
Corporate Director
Heribert Polzl
President,
H. Polzl Consulting Ltd.

Frank Stronach
Chairman of the Board
and Chief Executive Officer
Don Cameron
Chief Operating Officer
Rocco Liscio
Executive Vice President
and Chief Financial Officer
Vito Ciraco
Vice President
and Associate General Counsel
Lorne Kumer
Vice President, Real Estate

MI Developments Inc.
455 Magna Drive, 2nd Floor
Aurora, Ontario, Canada    L4G 7A9
Phone: (905) 713-6322
Fax: (905) 713-6332
www.midevelopments.com
 Investor Relations Queries
 Rocco Liscio
Executive Vice President
and Chief Financial Officer
(905) 726-7507

Lorne Weiss	Transfer Agents and Registrars
Wealth Advisor and Associate Director,
Wealth Management, ScotiaMcLeod	Canada	United States
	Computershare Trust Company of Canada 100 University Avenue Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	Computershare Trust Company N.A. 250 Royall Street Canton, Massachusetts, USA 02021 Phone: 1 (800) 962-4284

Exchange Listings
Class A Subordinate Voting Shares	–	Toronto Stock Exchange (MIM.A)
	–	New York Stock Exchange (MIM)
Class B Shares	–	Toronto Stock Exchange (MIM.B)

Please refer to our website (www.midevelopments.com) for information on MID's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.
Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2009 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

MI Developments Inc. 455 Magna Drive, 2nd Floor Aurora, Ontario Canada L4G 7A9 Phone: (905) 713-6322 Fax: (905) 713-6332 www.midevelopments.com

QuickLinks

  Exhibit 99.1
MI DEVELOPMENTS ANNOUNCES 2010 THIRD QUARTER RESULTS AND MANAGEMENT CHANGES